HOPEWELL HOLDINGS LIMITED

Stock Code: 54



Annual Report 2010

Living with style

Hopewell Holdings Limited, a Hong Kong-based group, was listed on the Stock Exchange of Hong Kong in 1972 (stock code: 54). Over the years, the Group has established solid foundations for its core businesses of property and infrastructure in Hong Kong and the Pearl River Delta. Well recognised of its vision and pioneering projects, the Group adopts a long-term business strategy which facilitates the timely capture of high-potential business opportunities.

Ever since its inception, the Group has been dedicated to implementing quality property projects that benefit the lives of the local population; and it continues to pursue this course with the same commitment today. The Group's portfolio of commercial, residential and hotel projects serve the needs of people from various walks of life, and are designed to enhance *living with style*.

CONTENTS

FINANCIAL HIGHLIGHTS

Revenue (HK$m)



4,382
2,995
3,090
2,007
2,920
1,717
1,374
968
915
13
288
115
Group's Attributable Share of Revenue of Jointly Controlled Entities
Group Turnover
Treasury Income
2008
2009
2010

Earnings before Interest and Tax (HK$m)



4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
3,784
2,755
1,894
1,901
796
839
1,098
1,062
1,029
Other Segments
Infrastructure Segment
2008
2009
2010

Profit Attributable to Owners of the Company (HK$m)



6,000
5,000
4,000
3,000
2,000
1,000
0
5,979
4,223
1,681
2008
2009
2010

Net Asset Value vs Market Value per Share (HK$)



35
30
25
20
15
0
27.7
25.8
24.3
22.1
25.9
22.1
Market Value per Share
Net Asset Value per Share
2008
2009
2010

Return on Equity*



30%
25%
20%
15%
10%
0%
25.0%
7.8%
12.9%
Return on Equity
2008
2009
2010

* Based on profit attributable to owners of the Company excluding revaluation gain of completed investment properties and attributable deferred tax

5-YEAR FINANCIAL SUMMARY

Consolidated Results (in HK$ million)	Year ended 30 June 2006 (restated)	2007 (restated)	2008 (restated)	2009	**2010**
Turnover	823	1,001	915	968	1,374
Profit before taxation	2,685	3,154	6,868	2,219	5,328
Taxation	(68)	(112)	(339)	(221)	(791)
Profit before non-controlling interests	2,617	3,042	6,529	1,998	4,537
Non-controlling interests	(356)	(399)	(550)	(317)	(314)
Profit attributable to owners of the Company	**2,261**	**2,643**	**5,979**	**1,681**	**4,223**

Consolidated Statement of Financial Position (in HK$ million)	As at 30 June 2006 (restated)	2007 (restated)	2008 (restated)	2009	**2010**
Investment properties	6,537	6,870	8,031	9,240	10,582
Property, plant and equipment	459	449	480	570	693
Prepaid land lease payment	973	983	969	909	758
Properties under development	232	336	443	382	203
Interests in jointly controlled entities	6,803	6,964	5,561	6,705	7,038
Long-term loans and receivables	1,039	283	55	25	1,600
Other non-current assets	310	379	89	63	56
Current assets	4,884	7,959	12,357	5,888	7,248
Total assets	**21,237**	**24,223**	**27,985**	**23,782**	**28,178**
Non-current liabilities	(743)	(816)	(1,021)	(1,221)	(1,857)
Current liabilities	(545)	(1,314)	(681)	(574)	(1,018)
Total liabilities	**(1,288)**	**(2,130)**	**(1,702)**	**(1,795)**	**(2,875)**
Non-controlling interests	(2,823)	(3,023)	(3,236)	(2,604)	(2,610)
Shareholders' equity	**17,126**	**19,070**	**23,047**	**19,383**	**22,693**

Per Share Basis	2006 (restated)	2007 (restated)	2008 (restated)	2009	**2010**
Basic earnings per share (HK cents)	252	294	666	190	**481**
Dividend per share (HK cents)	84	155	260	472	**99**
Interim	36	38	55	40	**45**
Final	48	82	40	58	**54**
Special	–	35	165	374#	–
Net asset value per share (HK$)	19.1	21.2	25.8	22.1	**25.9**

Including extraordinary special interim dividend of HK330 cents and distribution in specie of shares in HHI of HK43.7 cents.

Financial Ratios	2006 (restated)	2007 (restated)	2008 (restated)	2009	**2010**
Net debt to equity	N/A	N/A	N/A	N/A	**N/A**
Return on equity	11.2%	13.0%	25.0%	7.8%	**12.9%**
Dividend payout ratio	39%	57%	40%	57%Δ	**30%***

Δ *Excluding extraordinary special interim dividend of HK330 cents and distribution in specie of shares in HHI of HK43.7 cents.*

* *Excluding revaluation gain of completed investment properties.*

I AM PLEASED to report to shareholders that the Group achieved satisfactory results for the financial year ended 30 June 2010. Its revenue in this year amounted to HK$4,382 million, which was 42% higher than that for the previous year. The increased revenue was mainly due to the commencement of full operations of Heyuan Power Plant in August 2009, as well as the sale of residential units of Hopewell New Town in Huadu. The Group's earnings before interest and tax (before any fair value gains on investment properties) rose by 11% to HK$1,546 million. Taking into account the fair value gain on the completion of Broadwood Twelve of HK$2,238 million as well as the change in fair value of completed investment properties of HK$1,549 million and tax, the profit attributable to owners of the Company soared by 151% to HK$4,223 million. As a result, the Group's basic earnings per share amounted to HK$4.81, a 153% increase on the previous year's HK$1.90.

"Annual operating profit from the Group's prime-earning businesses, namely toll road operations, investment properties, hotel and hospitality, exceeds HK$1 billion."

Final Dividend

The Board of Directors (the "Board") has proposed a final dividend of HK54 cents per ordinary share for the year ended 30 June 2010. Together with an interim dividend of HK45 cents per ordinary share that has already been paid, the total cash dividends for the year will amount to HK99 cents per ordinary share. This represents a decrease of 77% on last year's total cash dividends of HK428 cents, which included an extraordinary special interim dividend of HK330 cents per ordinary share. However, if last year's extraordinary special interim dividend is excluded from the calculation, the Company's total cash dividends for the year under review will be 1% higher than the previous year's. They will also represent a payout ratio of 30% of the Group's profit attributable to owners of the Company excluding revaluation gain of completed investment properties or a payout of 82% if revaluation gain of all investment properties are excluded.

The Company also paid a non-cash special interim dividend last year in the form of an *in specie* distribution of shares in HHI. Eligible shareholders received one ordinary share of HHI for every complete multiple of 10 ordinary shares that they held in the Company. A total of 88,027,402 ordinary shares of HHI with a combined market value of approximately HK$385 million on 31 March 2009 were distributed in this way.

The proposed final dividend, subject to the approval of the shareholders at the annual general meeting to be held on 20 October 2010, will be paid on 21 October 2010 to shareholders who were registered at the close of business on 20 October 2010.

Closure of Register

The Register of Members of the Company will be closed from Wednesday, 13 October 2010 to Wednesday, 20 October 2010, both days inclusive, during which period no transfer of shares of the Company will be effected. To qualify for the proposed final dividend, all transfers of share ownership, accompanied by the relevant share certificates, must be lodged with the Company's Registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not later than 4:30 p.m. on Tuesday, 12 October 2010.

Business Review

The world economic environment remained quite volatile during the year under review. While the impact of the global financial tsunami gradually subsided in the second half of 2009, the downgrading of the sovereign debt of certain European Union member states in the first half of 2010 created uncertainties in the world's financial markets and threatened to jeopardise the global economic recovery.

Despite the global economic uncertainties, the PRC government's stimulus measures caused the country's annualised GDP growth rate above 10% during the first and second quarters of 2010. Both imports and exports continued to rebound, and the car manufacturing and sales sectors benefited from the stimulus policies. The number of car owners in the PRC has risen rapidly, and their greater geographical mobility has led to a resurgence of the transportation industry in the PRD. The volume of road users, especially private cars, has likewise grown sharply.

At the same time, a surge in the number of new investments in fixed assets and burgeoning domestic consumption have added fresh impetus to the PRD's and Hong Kong's equity and property markets. Broad-based recovery of the Hong Kong economy emerged at the beginning of 2010; intra-regional trade showed a resurgence, exports of services remained vibrant, inbound tourism surged on strong influx of visitor arrivals; unemployment rate remained relatively low. The Hong Kong economy rode the downturn relatively unscathed when compared to the rest of the developed world. Although a sharp correction in stock prices was seen in the last quarter of the financial year, the property market remained buoyant. Hong Kong's residential property market fully recovered to its level before the global financial crisis during the year, as investors – including many from mainland China – took advantage of low interest rates to snap up luxury flats in the city, thereby driving their prices up to new heights. The Central Government and the Hong Kong Government have both been taking steps to cool down the property market in response to this rally, which was driven by an influx of liquidity.

Generally speaking, the Group's property and infrastructure businesses benefited from the fast-paced economic recovery and development in the PRD and Hong Kong during the past year.

Properties – sales

Residential units of Hopewell New Town in Huadu, with a plot ratio gross floor area of 54,000 square metres of Hopewell New Town in Huadu were sold and booked during the year under review. Their selling prices ranged from approximately RMB5,000 to RMB8,000 per square metre, depending on the type of unit and phase it was located in. Completed areas with a plot ratio gross floor area of 16,000 square metres were also on hand, as of 30 June 2010.

In May 2010, the Group decided to sell the luxury residential units at Broadwood Twelve, instead of holding them for rental as originally planned. This was due to the prevailing conditions in the property market, particularly the surge in demand for and selling prices of luxury residential units, as well as the trends in rental yields. The fair value increment for the year that was attributable to the completion of this development amounted to HK$2,238 million. As of 30 June 2010, seven of the 76 units at Broadwood Twelve had been sold at an average price of HK$24,163 per square foot, based on the gross floor area as disclosed in the sales brochure.

Properties – rental

The Group's investment properties continued to perform strongly with its total rental revenue growing by 9% in year-on-year terms. This was partly attributable to the synergy achieved by its retail properties, particularly QRE Plaza under "The East". The five-year compound annual growth rate of revenue and EBIT of investment properties for financial year 2006 to 2010 were 16% and 19% respectively. The average occupancy rate of QRE Plaza and GardenEast both climbed to 88%, while that of Hopewell Centre, the Group's flagship property, dipped slightly to about 87%. Similarly, the average occupancy rate of EMax at HITEC increased to 93%, while that of the office portion slipped to 81%. Even though Hong Kong's office rental market remained subdued, the performance of our retail property rental sector was significantly better than the previous year, due to the strong spending power of mainland tourists.

Infrastructure

The revenue of the Group's toll road business increased by about 7% in year-on-year terms, while the average daily traffic on both the GS Superhighway and Phase I West recorded a healthy growth. The number of Class 1 small cars using these toll roads and the toll revenue derived from such vehicles increased steadily, reflecting the rapid growth in private car ownership resulting from the greater purchasing power of Guangdong residents. On the other hand, the number of Classes 4 and 5 commercial vehicles (mainly trucks) and the toll revenue from these vehicles continued to recover as import and export traffic in the PRD region rebounded. The step-up of the applicable PRC Enterprise Income Tax rate from year 2010 onwards and the decrease in interest income from bank deposits, more than offset the growth in revenues, and the profit attributable to owners of HHI for the year decreased by about 10%.

Phase II of the Western Delta Route opened in June 2010 and its total cost of construction was approximately RMB7 billion, around 3% less than the budgeted cost. Its completion increased the total length of the toll expressway operated by the Group's JCEs by about one-third to around 180km. In addition, the PRC's National Development and Reform Commission approved Phase III West in December 2009. Construction work on it began during the same month, and it is planned for completion by the end of 2013. The Group currently plans to invest approximately RMB5.6 billion in this project.

The acceleration of economic development on the western bank of the PRD, including the designation of Hengqin in Zhuhai as a State-level Strategic New Zone, and the expected completion of the HZM Bridge in 2015 will enable the integration of the economies and transportation networks of Guangdong, Hong Kong and Macau in the future. Vehicles will then be able to travel to and from cities on the western bank of the PRD along the Western Delta Route and via the HZM Bridge to Hong Kong. The Group believes that the Western Delta Route will benefit from this.

The Heyuan Power Plant contributed to the Group's profits during its first year of full operations, which commenced with the completion of Unit 2 in August 2009. The plant supplies electricity to Guangdong Province, particularly Heyuan and Huizhou City. The completion of a new transmission line in July 2009 boosted the total amount of electricity generated and the combined average utilization rate during the year to approximately 5,800GWh and 59%, respectively.

Corporate Sustainability

Over the years, the Company has made continuous efforts to maintain a high degree of corporate sustainability. In recognition of this, the Company was chosen as a constituent stock of the new Hang Seng Corporate Sustainability Index, which was launched by the Hang Seng Index Company Limited on 26 July 2010. The Company is among the 30 highest-rated companies in the sustainability assessment, which encompasses environmental, social and corporate governance performance, among the top 150 Hong Kong listed companies by market value. The Index serves as an important reference for members of the investment community and general public who wish to make socially responsible investments. The inclusion of the Company as part of the Index further validates our longstanding belief that encouraging the community's sustainable development is as important as promoting long-term business growth. We will continue to uphold this belief, and we will endeavour to enhance our performance in this area further in the coming years.

Prospects

Interest rates have recently begun to lift out of the trough in certain economies, and fears about the impact of the European sovereign debt crisis have been subsiding. Although uncertainties about the pace of the global economic recovery remain, consumption in the PRC – which is still substantially undeveloped – will continue to be the main driver of the country's relatively high economic growth during the coming years. Nonetheless, the PRC's long-term sustainable economic development may depend a great deal on the restructuring and recovery of other sectors of the global economy.

As for Hong Kong, the integration of its economy and transportation network with those of mainland China, particularly the PRD region, will be of paramount importance to the city's long-term sustainable growth. The recent relaxation of restrictions on interbank transfers of RMB funds and on corporate RMB purchases are crucial steps for Hong Kong's development as the world's first offshore RMB centre, as well as its continued status as an international financial centre.

In July 2010, the Group's infrastructure arm, HHI, took the honour to become the first non-financial institution to issue RMB bonds in Hong Kong. The bond offering was well received by the market with 13 applications from institutional investors and a total subscription of RMB2.19 billion, achieving 2.19 times of the RMB1 billion target issue size. In response to the overwhelming market demand, HHI decided to increase the issue size to RMB1.38 billion. This marked a milestone in the internationalisation of RMB. Some of the funds so raised will be used for the capital injection in Phase III West. The planned completion of the project in 2013 and of the Hong Kong-Zhuhai-Macau Bridge in 2015 will further enhance the PRD's highway network, and the opening of the Western Delta Route will serve as a platform for the long-term growth of the Group's toll road business.

A total of 10 units of Broadwood Twelve were sold up to 23 August 2010, generating aggregated proceeds of around HK$410 million. Considering this development's uniqueness, the Group will continue to make units available for sale in an orderly manner that will satisfy the market's demand. For Hopewell New Town project, most of the units scheduled for completion during the 2010/11 financial year, which will have a plot ratio gross floor area of 57,000 square metres, have already been sold. Those due for completion in the following financial year, with a total plot ratio gross floor area of 123,000 square metres, will be offered for pre-sale in phases in the near future.

As stated in the interim report, the Group has been enlarging, upgrading, and renovating its investment property portfolio in recent years, and it now consists of a total floor area of approximately 3.5 million square feet. The imminent construction of several major new property development projects, namely the Lee Tung Street Project, Hopewell Centre II and the Liede Integrated Commercial Project, encompassing an aggregate floor area of 4.4 million square feet, will substantially expand the Group's property and hospitality businesses in the next few years.

With annual operating profit of over HK$1 billion from the Group's prime-earning businesses, namely toll road operations, investment properties, hotel and hospitality, coupled with diverse financing sources, the Group is in an excellent position to implement its existing projects, as well as to identify and capture investment opportunities in the PRD region and beyond, in order to achieve sustainable future growth.

Retirement of Director

At the forthcoming annual general meeting of the Company, Mr. Robert Van Jin NIEN shall retire from office pursuant to Article 103 of the Articles of Association of the Company. Mr. NIEN did not seek re-election after nearly 30 years' directorship with the Company. However, he will remain as a consultant to the Company thereafter. I would like to thank Mr. NIEN for his invaluable contributions over the years.

Acknowledgement

I would like to take this opportunity to thank our shareholders, customers, suppliers and business partners for their continuous support and contribution. I would also like to express my gratitude to my fellow directors, management team and all staff members for their loyalty, support and hard work. Their efforts are invaluable in contributing to the strong performance of the Group in the past year and for future years to come.

Sir Gordon Ying Sheung WU GBS, KCMG, FICE
Chairman

Hong Kong, 31 August 2010

EXECUTIVE DIRECTORS



Sir Gordon Ying Sheung WU *GBS, KCMG, FICE*

Aged 74, he is the Chairman of the Board. He is also the Chairman of HHI, the listed subsidiary of the Company, and a director of various subsidiaries of the Company.

He graduated from Princeton University with a Bachelor of Science degree in engineering in 1958. As one of the founders of the Company, he was the Managing Director from 1972 to December 2001 before he became the Chairman. He was responsible for the Company's infrastructure projects in the PRC and South-East Asia and has been involved in the design and construction of numerous buildings and development projects in Hong Kong, the PRC and overseas, including the Shajiao B power plant which received the British Construction Industry Award and setting a world record of completion within 22 months. He is the husband of Lady WU, a Non-Executive Director of the Company and father of Mr. Thomas Jefferson WU, Managing Director of the Company.

Sir Gordon WU is very active in civic activities and community service, his civic and community duties include:

In the PRC

Member	National Committee of the Chinese People's Political Consultative Conference ("CPPCC")
Vice Chairman	Committee for Liaison with Hong Kong, Macao, Taiwan and Overseas Chinese (Special committee of CPPCC)
Council Member	United Nations Association of China
Advisor	China Development Bank

In Hong Kong

Vice President	The Real Estate Developers Association of Hong Kong
Patron	Hong Kong Logistics Association
Honorary Vice President	Hong Kong Football Association Limited

Sir Gordon WU received Honorary Doctorate Degrees from The Hong Kong Polytechnic University, University of Strathclyde, UK, University of Edinburgh, UK, Lingnan University, Hong Kong and City University of Hong Kong. He is a Fellow of The Institution of Civil Engineers, UK, The Chartered Institute of Logistics and Transport in Hong Kong and Hong Kong Academy of Engineering Sciences. He is also a Honorary Fellow of Australian Society of Certified Practising Accountants. He has been appointed the Honorary Consul of The Republic of Croatia in the Hong Kong SAR. His other awards include:

Honorary Citizen	
• The City of New Orleans, USA	• The District of Shunde, PRC
• The City of Guangzhou, PRC	• The District of Nanhai, PRC
• The City of Foshan, PRC	• The District of Huadu, PRC
• The City of Shenzhen, PRC	• The Province of Quezon, the Philippines

Awards and Honours	Year of Award
• Officer de L'Ordre de la Couronne by HM Albert II, the King of Belgium	2007
• The Order of Croatian Danica with figure of Blaz Lorkovic by the Republic of Croatia	2007
• Gold Bauhinia Star (G.B.S.) by the Hong Kong SAR	2004
• Leader of the Year 2003 (Business/Finance) by Sing Tao Newspaper Group	2004
• Personality of the Year 2003 by the Asian Freight & Supply Chain Awards	2003
• Knight Commander of the Order of St. Michael and St. George for Services to British Exports by the Queen of England	1997
• Industry All-Star by Independent Energy, USA	1996
• International CEO of the Year by George Washington University, USA	1996
• Among "the Best Entrepreneurs" by Business Week	1994
• Man of the Year by the International Road Federation, USA	1994
• Business Man of the Year by the South China Morning Post and DHL	1991
• Asia Corporate Leader by Asia Finance Magazine, HK	1991
• Chevalier de L'Ordre de la Couronne by the King of Belgium	1985



Mr. Eddie Ping Chang HO

Aged 77, he has been the Vice Chairman of the Company since August 2003. He is the Chairman of the Remuneration Committee of the Company, Vice Chairman of HHI and a director of various subsidiaries of the Company. He was previously the Deputy Managing Director of the Company since 1972 and the Managing Director of the Company from January 2002 to September 2009. He has extensive experience in implementation of property development and major infrastructure strategic development projects and has been involved in developing all of the Company's projects in the PRC, including highway, hotel and power station projects. He is an Honorary Citizen of the cities of Guangzhou, Foshan and Shenzhen, and the Shunde District in the PRC. He is father of Mr. Eddie Wing Chuen HO Junior, an Executive Director of the Company.



Mr. Thomas Jefferson WU

Aged 37, an Executive Director of the Company since June 2001 and the Chief Operating Officer since January 2002. He was appointed Deputy Managing Director of the Company in August 2003 and was promoted to Co-Managing Director of the Company in July 2007. On 1 October 2009, he has been re-designated as the Managing Director of the Company. He is also the Managing Director of HHI and a director of various subsidiaries of the Company. He is responsible for the overall management of the Company.

Mr. WU joined the Company in 1999 as manager of Executive Committee Office, and was promoted to Group Controller in March 2000. He has been involving in the review of the Company's operational performance, strategic planning and organizational effectiveness and has upgraded its financial and management accounting systems. He holds a Master of Business Administration degree from Stanford University and a Bachelor of Science degree in Mechanical and Aerospace Engineering from Princeton University.

In 2006, the World Economic Forum selected Mr. WU as a "Young Global Leader". He is a Standing Committee member and a member of the Huadu District Committee of The Chinese People's Political Consultative Conference, a member of the 11th National Committee of the All-China Youth Federation and an Honorary Citizen of the City of Guangzhou in the PRC. Mr. WU is also a member of the Advisory Committee of the Securities and Futures Commission, a member of the Hongkong Japan Business Co-operation Committee of Hong Kong Trade Development Council, a member of the Hong Kong SAR Government Steering Committee on the Promotion of Electric Vehicles, a council member of The Hong Kong Polytechnic University, a member of the Court of The Hong Kong University of Science and Technology, a member of the board of directors of The Community Chest of Hong Kong and The Hong Kong Sports Institute Limited, the Honorary Consultant of the Institute of Accountants Exchange, Honorary President of the Association of Property Agents and Realty Developers of Macau, Honorary President of the Association of Huadu in Macau, Vice Chairman of the Chinese Ice Hockey Association, Honorary President of the Macau Ice Sports Federation, Chairman of Hong Kong Amateur Hockey Club Limited and Hong Kong Academy of Ice Hockey Limited and an independent director of Melco Crown Entertainment Limited.

Mr. WU is a son of Sir Gordon WU, the Chairman of the Board and Lady WU, a Non-Executive Director of the Company.



Mr. Josiah Chin Lai KWOK

Aged 58, he was appointed Deputy Managing Director of the Company in January 2002 and is also a director of various subsidiaries of the Company. He is a solicitor by training. Previously, he worked as a consultant to the Company on various important projects such as Guangzhou-Shenzhen-Zhuhai Superhighway, Shajiao B and C Power Stations, etc. Afterwards, he worked as Secretary for The Hong Kong Association of Banks, Legal Director of The Airport Authority, Hong Kong and Group Legal and Compliance Director of the BNP Paribas Peregrine Group.



Mr. Robert Van Jin NIEN

Aged 63 and an Executive Director of the Company since 1980. He is a director of various subsidiaries of the Company and a non-executive director of Uni-Asia Finance Corporation, a company listed in Singapore. He holds a Master of Business Administration degree from University of Pennsylvania's Wharton Graduate Business School. He is a member of the General Committee of The Chamber of Hong Kong Listed Companies.



Mr. Albert Kam Yin YEUNG

Aged 59, he was appointed as an Executive Director of the Company in November 2002 and is also a director of various subsidiaries of the Company. He is an experienced architect and mainly responsible for overseeing property development and construction. Prior to joining the Company, he was a director of WMKY Limited from 1986 to 1998 and acted as a consultant of the Company's development and construction projects. He holds a Bachelor of Architecture degree from the University of Hong Kong. He is a Registered Architect, an Authorized Person, and a member of The Hong Kong Institute of Architects and various professional bodies.



Mr. Eddie Wing Chuen HO Junior

Aged 41, he was appointed as an Executive Director of the Company since August 2003 and is also a director of certain subsidiaries of the Company. He joined the Company in 1994 and held various management positions, including Director of Marketing and Sales and Deputy General Manager, at the Company's Hongkong International Trade and Exhibition Centre in Kowloon Bay. He is now involved in the power plant business. He holds a Bachelor of Arts degree from California State University in the United States. He is a son of Mr. Eddie Ping Chang HO, the Vice Chairman of the Company.



Mr. William Wing Lam WONG

Aged 53, he was appointed an Executive Director of the Company in January 2007. He has a Bachelor Degree in Land Economy from Aberdeen University, United Kingdom and is a Registered Professional Surveyor. He has over 20 years of experience in property and land matters. He was an Associate Director of the Company from May 2005 to January 2007. He is mainly responsible for property sales and leasing and currently a director of certain subsidiaries of the Company. Prior to joining the Company, he was a director of Savills (Hong Kong) Limited, an international property consultants firm.



Ir. Leo Kwok Kee LEUNG

Aged 51, he was appointed as a Non-Executive Director of the Company on 1 July 2009 and has been re-designated as an Executive Director of the Company on 1 October 2009. Ir. Leung joined a subsidiary of the Company in 1993. He was previously in-charge of the architecture, engineering and construction of all in-house projects of the Company for about 10 years before he was transferred to HHI in 2003. He is an experienced engineer and an expert in designing and applying slipform and climbform techniques. He worked for Brown & Root and Ove Arup & Partners before joining the Company and had acquired a wide range of design and construction experiences in Europe, Africa and Asia in highways, bridges, buildings, dams and tunnel structures. He graduated from Imperial College of the University of London with a Master of Science degree with Distinction in Earthquake Engineering and Structural Dynamics. He was also awarded a Bachelor of Science degree with First Class Honours from the Council for National Academic Awards in Civil Engineering as well as the Institution of Civil Engineers' Prize for his outstanding undergraduate performance. In 2004, he was further awarded the PRC National Class 1 Registered Structural Engineers qualification. He serves as committee members to a number of Professional Institutions and is currently the Deputy-Chairman of the Civil Division of the Hong Kong Institution of Engineers (2010-2011). He was the Chairman of the Hong Kong Branch of The Institution of Highways and Transportation (2006-2007). He was an Executive Director of HHI from 2003 to 2009 and responsible for the planning, design, engineering and construction of projects within HHI.

NON-EXECUTIVE DIRECTORS

Mr. Henry Hin Moh LEE

Aged 82, he has been with the Company since the Company was listed in 1972. He is a Non-Executive Director and a Consultant of the Company. Prior to his retirement from executive duties of the Company in December 2001, he was responsible for real estate development and property rental and sales of the Company. He was actively engaged in the property business in Hong Kong. He is an Honorary Citizen of the city of Foshan and the Shunde district in the PRC.

Lady WU Ivy Sau Ping KWOK JP

Aged 61 and a Non-Executive Director of the Company, she joined the Board in August 1991. She serves on the committees and boards of numerous social organizations including Asian Cultural Council (Hong Kong), Asia Society (Hong Kong Center) and Hong Kong Red Cross. She is the wife of Sir Gordon WU, Chairman of the Board and mother of Mr. Thomas Jefferson WU, Managing Director of the Company.

Mr. Carmelo Ka Sze LEE

Aged 50, he was appointed as an Independent Non-Executive Director of the Company in March 2001 and was re-designated as a Non-Executive Director on 6 September 2004. He holds a Bachelor of Laws degree from The University of Hong Kong. He is a practicing solicitor and a partner of Messrs. Woo, Kwan, Lee & Lo, Solicitors & Notaries, which firm rendered professional services to the Company and received normal remuneration for such services. He is a non-executive director of six other public companies listed on the Stock Exchange, namely, China Pharmaceutical Group Limited, The Cross-Harbour (Holdings) Limited, Yugang International Limited, Y.T. Realty Group Limited, Safety Godown Company, Limited and Termbray Industries International (Holdings) Limited. He is also an independent non-executive director of KWG Property Holding Limited and Ping An Insurance (Group) Company of China, Ltd, two other public companies listed on the Stock Exchange. He is also a Deputy Chairman of the Listing Committee of the Stock Exchange.

INDEPENDENT NON-EXECUTIVE DIRECTORS

Mr. Guy Man Guy WU

Aged 53 and an Independent Non-Executive Director of the Company, he joined the Board in 1987. He is also a member of the Audit Committee of the Company. He has a Bachelor of Science degree in industrial engineering from Purdue University, U.S.A. He is also the Managing Director of the Liverton Group and Video Channel Productions Limited.

Ms. Linda Lai Chuen LOKE

Aged 72 and an Independent Non-Executive Director of the Company, she joined the Board in August 1991 and is also a member of both the Audit Committee and the Remuneration Committee of the Company. A graduate of the University of California at Berkeley, she has over 30 years of professional experience in the securities and investment field. She was the emeritus Managing Director of Dean Witter Reynolds (Hong Kong) Limited and Vice President (Private Wealth Management) at Morgan Stanley Inc.

Mr. Lee Yick NAM

Aged 63, he was appointed as an Independent Non-Executive Director of the Company in September 2004 and is also an Independent Non-Executive Director of HHI. He is the Chairman of the Audit Committees and a member of the Remuneration Committees of both the Company and HHI. He holds a certificate in management studies from Carnegie Mellon University of the United States in 1977. He has over 30 years' experience in the banking, investment and finance industry. He was an Executive Director of Liu Chong Hing Bank from 1990 to 2001. Prior to that, he was a Vice President at Citibank, Mellon Bank and American Express Bank. He was a member of the Hong Kong Deposit Protection Board from 2004 to 2008 and Chairman of its Investment Committee from 2006 to 2008.


RE Plaza

Living with Heart

We craft our portfolio of commercial, residential and hotel properties to promote a quality lifestyle.





Business Review

Properties

A Rental

Occupancy and Rental Rates for Investment Properties

	Average Occupancy Rate			Change of Average Rental Rate (yoy)
	FY09	FY10	yoy	
Hopewell Centre	93%	87%	-6%	+5%
HITEC Office	91%	81%	-10%	+1%
EMax	91%	93%	+2%	+42%
Panda Place	84%	91%	+7%	+3%
QRE Plaza	62%	88%	+26%	+3%
GardenEast (apartments)	35%*	88%	+53%	+5%

* GardenEast commenced operations in February 2009


Customer Services Centre 顧客服務中心
Hopewell Centre

Hopewell Centre, Wanchai

Hopewell Centre, the Group's 840,000-square-foot flagship property, had an average occupancy rate of 87% during the year under review. Despite the challenges posed by the lower rental rates being offered at new office buildings in non-core districts, its rental rates increased slightly compared to that of the previous financial year. As of 30 June 2010, around 91% of its total floor area was leased.

Hopewell Centre's facilities and services are being continuously enhanced in order to realise the Group's vision to upgrade it to a state-of-the-art building. More than HK$140 million have been invested in refurbishment programmes during the past 10 years. Following the renovation of the car park and the establishment of a modern new customer service centre that fully meets the needs of tenants and visitors, the Group is currently planning to refurbish and upgrade Hopewell Centre's observation lifts – which have the longest travelling distance among any completely external elevators in Hong Kong. In line with its dedication to being a caring organisation, the Group has also created a spacious baby care room and toilet for the disabled on the 2nd Floor, serving visitors to The East.

Under "The East" brand concept, Hopewell Centre's retail section has succeeded in attracting more high-quality F&B operators. To provide a more diverse shopping


QRE Plaza
21/F-22/F
10/F
9/F
6/F
5/F
OYSTER
HACHIBAN

experience, the Group has also dedicated the 7th floor to catering for the needs of retail shoppers who are seeking high-end home furnishings.

A new office show flat now under construction will keep existing and prospective office tenants abreast of the most recent and forthcoming enhancement works at Hopewell Centre. These continuous improvements have been effective in retaining tenants and persuading more professional and multinational companies to relocate their offices to Hopewell Centre.

QRE Plaza, Wanchai

A key component of "The East", QRE Plaza is a 25-storey, 77,000-square-foot building adjacent to Hopewell Centre and Wu Chung House, with which it is linked by a footbridge. The Town Planning Board's decision in February 2009 to rezone its site to "commercial" use has further reinforced QRE Plaza's status as the one-stop "Quality lifestyle, Relaxation and Entertainment" hub that its name suggests.

The property enjoyed an average occupancy rate of 88% during the year under review; and as of 30 June 2010, the occupancy rate had climbed to 100%. QRE Plaza offers patrons a wide range of dining options and unique lifestyle services.

GardenEast, Wanchai

Completed in September 2008, this 96,500-square-foot, 28-storey building houses 216 premium quality serviced apartments, plus three retail shops on its podium level. Conveniently located in the heart of Wanchai's commercial district, the GardenEast serviced apartments attract expatriates and young professionals, particularly from the banking, finance and investment sectors.

The average occupancy rate for the serviced apartments was 88% during the year under review, and it has reached 97% in the past few months. Their rental rate as of 30 June 2010 has risen by around 10% compared to that at the beginning of the financial year. The second floor of the retail area has been leased to a stylish Western restaurant, while the ground floor shop has been let to a Spanish tapas wine bar that is scheduled to open in September 2010. The lease for the remaining shop is currently under negotiation.

Wu Chung House, Wanchai

The Group also owns several retail outlets at Wu Chung House. With a total gross floor area of 17,670 square feet, these form part of "The East". They are fully let to a number of well-known retailers, providing the Group with additional rental revenue.

"The East"

"The East" is the brand name of a dining and entertainment community occupying a prime location in Wanchai. The concept was created and launched in December 2007, and it now encompasses a cluster of retail outlets with a total lettable floor area of approximately 273,000 square feet situated at Hopewell Centre, QRE Plaza, Wu Chung House and GardenEast. Through well coordinated marketing and promotional efforts, "The East" has gradually gained momentum, and it presently accommodates 28 high-profile food and beverage outlets, plus 33 lifestyle stores. The Group expects the synergy created by the retail elements of the buildings concerned and new developments currently underway in Wanchai will further enhance its rental performance in the future.


鬼叫
全城朝拜迎戰
德國啤酒節

HITEC, Kowloon Bay

HITEC – a commercial and retail complex spanning offices, convention and exhibition halls and a shopping mall known as EMax – offers unrivalled convenience and opportunities to event organisers, and entertainment and retail operators.

Being a 900,000-square-foot shopping and entertainment destination, EMax has attracted a wide variety of tenants. The businesses they operate range from F&B, wine and wine-tasting and bridal services to home design and furniture, a car showroom, bowling alley, tourist department store and other retail and entertainment outlets. The number of visitors has grown rapidly since the opening of a flagship restaurant that occupies the entire 14th Floor in September 2009, and the completion of revamp of the 200,000-square-foot section on the 5th and 6th Floors into showcase outlets for international furniture brands in November 2009. The Group is continuing to enrich the tenant mix, in order to strengthen the awareness of EMax even further, and to promote it as an entertainment and destination hotspot in Kowloon Bay. Its average occupancy rate rose from 91% in the previous year to 93% during the year under review.

The total lettable floor area of new office buildings completed in East Kowloon over the past three years has exceeded 4 million square feet of lettable floor area in total while a further 1.5 million square feet are under construction. The competition HITEC faces from new office premises in East Kowloon is expected to continue in the future. In response to the new competition, the Group is conducting a comprehensive renovation programme for the 650,000-square-foot office section designed to maintain its competitiveness and provide tenants with a quality environment. This programme will include a complete facelift and upgraded office facilities, a new office lift lobby, and modification of the common areas and building amenities. The average occupancy rate of the office space


CAR
SHOW
2009
STARBU


PANDA
place

was 81% during the year ended 30 June 2010, compared with 91% in the previous year. This decline was mainly due to the conversion of 50,000 square feet areas for office use. Meanwhile, the overall average occupancy rate for HITEC (both retail and office) was approximately 88%.

In addition, HITEC offers a comprehensive range of convention and exhibition venues that are suitable for large-scale trade shows, conferences, entertainment and sports events, and banquets. Revenue from its convention and exhibition businesses grew to HK$47 million, a slight increase of 3% on the previous year's figure. Effective new marketing strategies to attract more local MICE events and entice additional traffic to HITEC were implemented during the year under review. A number of movie premieres and musical performances were held at Star Hall, a 30,000-square-foot multi-purpose venue. These attracted audiences totalling more than 10,000 people, and they received very positive feedback from the industry. The venue currently has advance bookings up to the end of 2011. In view of the gradual economic recovery and growing public awareness of HITEC and Star Hall, the Group expects demand for them as venues for large-scale shows, events and banquets will remain strong.

As mentioned in the interim report, HITEC was the venue for the Cue Sports, DanceSport and Bowling events during the East Asian Games ("EAG") held in December 2009. It was a milestone achievement for the centre to host such major international multi-sport events and to play a role in promoting Hong Kong as an East Asian sports hub.

Panda Place, Tsuen Wan

Panda Place is a 229,000-square-foot shopping mall situated on the lower floors and basements of Panda Hotel, which is located within easy walking distance from both Tsuen Wan and Tai Wo Hau MTR stations. Through aggressive leasing strategies and promotional activities, it has succeeded in attracting a wide variety of tenants in the F&B, fashion and accessories, home design, lifestyle, education and entertainment sectors. Despite intense competition from other shopping malls in the district, the average occupancy rate of Panda Place increased to 91% and its rental income rose by 14% in the year ended 30 June 2010, compared with the previous year's figures. An ongoing programme of upgrading works, together with a trade-mix enhancement project, are helping transform the mall into one of Tsuen Wan's most dynamic and exciting landmarks.

B Sale

Broadwood Twelve, Happy Valley

The Group has been the driving force behind a series of luxury property developments on Broadwood Road, Happy Valley, which was a little-known narrow trail during the 1970s. Recognising its potential, the Group widened it into a standard two-way road, and afterwards developed a number of renowned luxury hillside residential projects – such as Villa Rocha, Villa Lotto, Broadview Villa and Broadwood Park – along it.

The Group has invested around HK$700 million in Broadwood Twelve, its latest residential project in Hong Kong, which received its occupation permit on 8 June 2010. With a gross floor area of approximately 113,900 square feet, the development has 45 storeys and 76 luxury residential units (including two duplex penthouses), as well as a fully-equipped clubhouse, spacious landscaped gardens and car parks.

Broadwood Twelve was originally intended to be held by the Group for leasing purpose, however, after due consideration of the current market situation, the Board decided on 24 May 2010 to sell the units at Broadwood Twelve in batches.

Sales commenced on 10 June 2010; and as of 23 August 2010, 10 or 48% of the 21 units offered for sale had been sold, generating a total sales proceeds of around HK$410 million. The average price of the units sold was around HK$24,900 per square foot (based on the gross floor area as disclosed in the sales brochure) which was broadly in line with the Group's expectations.



Hopewell New Town, Huadu, Guangzhou

This multi-phase composite development consists of apartments, townhouses, commercial areas and recreational facilities. It is located on a site of approximately 610,200 square metres. It has a total gross floor area of approximately 1.49 million square metres, including a plot ratio gross floor area of approximately 1.11 million square metres (of which approximately 10% is for commercial use), and approximately 0.38 million square metres of underground car parks. Up to 30 June 2010, the project's average development cost, including land, amounts to approximately RMB4,000 per square metre, depending on the type of unit and development phase it is situated in. Approximately 145,000 square metres (being 101 townhouses and 786 apartment units) of the development had been sold and booked up to 30 June 2010, of which 54,000 square metres (being 44 townhouses and 366 apartment units) were booked during the current financial year.

All the 57,000 square metres scheduled for completion in financial year 2010/11 will consist of 588 apartment units. Approximately 90% out of these had already been sold but not yet booked as of 30 June 2010. The Group currently plans to complete a further 123,000 square metres will be completed in financial year 2011/12. This will be made up of 91,000 square metres or 784 apartment units, 24,000 square metres or 80 townhouses, and 8,000 square metres of commercial areas. The remaining 769,000 square metres will be developed in five to eight years starting from financial year 2012/13.

Based on the current average selling price ranged from RMB5,000 to RMB8,000 per square metre, depending on the type of unit (apartment or townhouse) and the development phase, the sale of all units of the whole project could generate a total revenue of approximately RMB6 billion to RMB9 billion. Proceeds from sale of the units are expected to be sufficient for funding the development of the remaining phases.



Plot ratio GFA breakdown

Approximate plot ratio GFA: 1.11 million sq.m. [1]



Sold & booked before FY10 **91,000 sq.m.**
Sold & booked in FY10 **54,000 sq.m.**
To be completed in FY11 **57,000 sq.m.**
(about 90% sold but not yet booked[2])
To be completed in FY12
123,000 sq.m.
Completed stock on hand as of 30.6.10
16,000 sq.m.
Remaining **769,000 sq.m.**
to be developed in 5-8 years starting from FY13

Note:
1. Approved as of 16 April 2010
2. As of 30 June 2010


PANDA HOTEL

C Hospitality

Panda Hotel, Tsuen Wan

The Panda Hotel's total revenue during the year was 0.4% higher, at HK$205 million, thanks to a 4% jump in F&B revenue that offset the fall in room revenue. However, the hotel's profitability deteriorated slightly in year-on-year terms during the year ended 30 June 2010. This was due to the immense challenges that the hotel and the Hong Kong tourism industry as a whole faced, including the after effects of the global economic downturn, swine flu, and the Mainland government's policy forbidding travel agencies from offering package tours below cost.

The hotel's average room occupancy for 2010/11 was at 84%, which was slightly higher in year-on-year terms, whereas its average room rate fell by 7%. Room revenue amounted to HK$132 million, which was 2% below the previous year's figure.

The hotel was one of the few chosen to accommodate athletes during the EAG in December 2009. More than 560 athletes from eight delegations competing in four sports, including Chinese Gold Medallist Liu Xiang, were accommodated and well looked after at the hotel.

Looking ahead, although there are signs that global economic recovery will continue during fiscal year 2010/11, the new hotel rooms that will come on stream in the near future will make it a challenging year for the Panda Hotel. The Group will adopt flexible pricing strategies to maintain its competitiveness and sustain its short-haul market share. It will also further develop the hotel's MICE business, and press on with existing projects to renovate its guestrooms and upgrade its facilities.

Restaurant & Catering Services

The Group's restaurant and catering businesses consist of HITEC F&B, Hopewell Food and Bayern Gourmet Food.

Hopewell Food

Hopewell Food operates the R66 Revolving Restaurant at Hopewell Centre and The Queen's Palace Restaurant at QRE Plaza.



R66 Revolving Restaurant

The revenue of R66 Revolving Restaurant was affected by a significant drop in the number of tour groups as a result of the global economic downturn, and it declined by 3% in year-on-year terms to around HK$29 million. Even so, as Hong Kong's only revolving restaurant, R66 Revolving Restaurant remained a very popular venue among visitors and local residents. Its revenue has started to pick up again since February 2010, resulting from a number of advertising and promotional efforts.

The Queen's Palace Restaurant

The outstanding quality of its food and services has earned the Queen's Palace Restaurant a Bib Gourmand listing in the Hong Kong Macau 2010 Michelin Guide. Its total revenue increased by 65% to about HK$9 million during the year under review, compared to the previous year. The Queen's Palace Restaurant has also become one of the most popular culinary attractions in "The East". More advertising for it will be placed in the coming year in order to increase its revenue.

HITEC F&B

HITEC F&B's revenue rose by a modest 1% to HK$78 million during the year ended 30 June 2010. This increase was primarily due to improved consumer sentiment arising from the local economy's recovery. It also resulted from a number of joint promotions with local banks, clubs and corporate organisations, which raised the profile of its restaurants and catering services. The restaurants now offer different cuisines as marketing tools to attract new customers, plus special tailor-made catering packages for annual corporate dinners and wedding banquets. Barring any unforeseen circumstances, HITEC F&B's business is expected to continue growing at a steady rate.

Bayern Gourmet Food

Bayern Gourmet Food produces an array of European gourmet products with a German flavour. Its revenue increased by 7% to HK$96 million during the current financial year, mainly due to its successful joint promotions with trading partners. New products were also introduced in response to the market demand.

D Development

Hopewell Centre II, Wanchai

The development plan for Hopewell Centre II was revised in November 2008. Under the revised plan, the total number of storeys has been reduced to about 55, while the total floor area has been reduced to around 101,600 square metres, thus striking a balance between economic development and environmental protection. The proposed building's height of 210 metres above the principal datum will be lower than that of the adjacent Hopewell Centre. Hopewell Centre II will be Hong Kong Island's first conference hotel with approximately 1,024 guest rooms, and the total investment cost for its development is currently planned to be around HK$5 billion, including HK$400 million for a road improvement scheme, a green park open to the public, and an extensive tree-planting plan. The road improvement scheme will help solve the area's traffic problems and enhance the safety of pedestrians.

The revised Master Layout Plan was filed with the Land Registry in August 2009, and the latest general building plan was approved in July 2010. Preparations for compliance with the approved conditions and the establishment of two preparatory committees for Hopewell Centre II Green Park and for Conservation and Revitalization of Nam Koo Terrace were in progress at the end of the current financial year. Under the current plan, Hopewell Centre II is targeted to start construction before the end of 2011 and to be completed in 2016, and the Company will advance the project in line with established procedures.

Lee Tung Street Project, Wanchai

The Lee Tung Street Project is an Urban Renewal Authority (URA) redevelopment project with residential, commercial and Government/Institution/Community ("GIC") elements. The Company and Sino Land Company Limited ("Sino") formed a 50:50 joint venture and won the tender in June 2009. The joint venture's purpose is to create synergy for the project by combining the Company's long-term presence and experience in Wanchai with Sino's strong track record in residential development and experience in URA projects.

The Lee Tung Street/McGregor Street area is widely known as an iconic landmark, and it is full of historical value. The project will highlight its unique and distinctive characteristics by incorporating redevelopment, heritage conservation, revitalisation and green elements. Three historic buildings along Queen's Road East will be revitalised in a sustainable way; and the project will promote the continuous growth of Wanchai District for the benefit of the community and future generations.

In addition to revitalizing the district, the project will provide a convenient pedestrian connection between the mid-levels residences at Kennedy Road and the northern commercial area of Wanchai. Being the hub of the connection, our development complex will be uniquely directly linked with Wanchai MTR Station by a pedestrian subway. This will create close proximity among various parts of the district, developing an integrated Wanchai.

Construction work on the project began in May 2010. It has a total site area of approximately 88,500 square feet, and it will provide a total gross floor area of about 835,000 square feet upon completion. The project is currently planned to consist of about 731,000 square feet of residential space, 86,000 square feet for a themed shopping mall, and 18,000 square feet which will be handed over to the URA. Under the present plan, the joint venture plans to invest around HK$8.3 billion in the project. About HK$2,400 million of the Group's attributable total investment of HK$4,150 million is currently planned to be spent in financial years 2010/11 to 2012/13.

The residential portion of the project will be developed into approximately 1,200 premium residential units that will be available for pre-sale in 2013 the earliest. The commercial portion, which is scheduled for completion in 2015, will further strengthen the Group's rental property portfolio. The project is also expected to bring synergy to the Group's existing properties in Wanchai, including Hopewell Centre, QRE Plaza and GardenEast, as well as Hopewell Centre II in the future.

Liede Integrated Commercial (Operating Lease) Project, Zhujiangxincheng, Guangzhou

This integrated commercial project is situated in the Zhujiangxincheng region



of Tianhe District, Guangzhou's central business district. It consists of a high-quality commercial complex with a planned total gross floor area of about 230,000 square metres (including basement car parks). The Group's total investment is currently planned to be not less than RMB1 billion, of which about RMB693 million is planned to be spent in financial years 2010/11 to 2012/13. The project is now at the design stage, with construction scheduled to start in the first half of 2011 and to be completed in 2015.

Pursuant to an agreement entered into by a subsidiary of the Company and the landlord, Liede Company, the Company's subsidiary will be responsible for fitting-out, equipping the project and paying rent to the landlord when business operations commence there. Once construction work has been completed, the premises will be leased to the Company's subsidiary under an operating lease.




Living
without Boundaries
We connect and empower cities via our strategic
highway and power plant projects.


Infrastructure

A Hopewell Highway Infrastructure Limited ("HHI")

During the year under review, HHI mainly invested in, constructed and operated GS Superhighway and Phases I, II and III of the Western Delta Route through PRC joint ventures.

As a result of the national preferential policies, including those for purchase of vehicles, introduced in 2009, the PRC's automobile industry has prospered with both the number of vehicles produced and sold reaching an all-time high of more than 13.6 million in 2009. China has overtaken the United States as the world leader in terms of domestic vehicle sales. The number of cars manufactured and sold both remained strong at around 9 million during the first half of 2010. Car ownership in Guangdong Province has continuously increased in double-digit terms over the past few years, reaching 6.6 million as at the end of 2009.

During the year under review, the aggregate average daily traffic volume of GS Superhighway and Phase I West increased by 12% to 383,000 vehicles, whereas their aggregate average daily toll revenue increased by 7% to RMB10 million. The toll revenue of GS Superhighway and Phase I West both grew by 7%. A total of RMB3,656 million in toll revenue was collected at GS Superhighway, Phase I West and Phase II West during the year.

The traffic volume and toll revenue of the resilient Class 1 small cars using GS Superhighway and Phase I West both grew strongly to historical high levels. Moreover, the traffic volume and toll revenue of Class 4 and Class 5 commercial vehicles (mainly trucks) using the GS Superhighway rebounded to 2008 levels from the trough in early 2009.

Phase II West opened to the public on 25 June 2010 as scheduled, creating synergy with Phase I West. The final cost is about RMB7,000 million and below budget. Phase I West and Phase II West, with a combined length of about 61 km, jointly form a major expressway linking Guangzhou with downtown Zhongshan. The travelling time between Guangzhou and Zhongshan has been greatly shortened from over an hour using local roads to approximately 30 minutes. The average daily traffic volume and toll revenue of Phase I West in July 2010 were 21% and 17% higher, respectively, than that in June 2010, before Phase II West was opened.

The Phase III West project was approved by the National Development and Reform Commission in December 2009. A groundbreaking ceremony for it was held on 28 December 2009, and it is planned to be completed and operational by the end of 2013.

HHI was the first non-financial institution to successfully issue RMB corporate bonds in Hong Kong in July 2010. The bond offering was well received by the market with a total subscription of RMB2.19 billion, achieved 2.19 times of the RMB1 billion target issue size. In response to the overwhelming market demand, HHI


HHI
Hopewell Highway Infrastructure Limited
合和公路基建有限公司
在香港發行首筆人民幣企業債券
Celebrating the First



decided to increase the issue size to RMB1.38 billion. The proceeds will be used to develop and expand business of the HHI Group, including Phase III West. The HHI Group has been approved by the relevant PRC authorities to make registered capital's injection in RMB into West Route JV in respect of Phase III West. In addition, the bond issue has also opened up a new financing channel for the HHI Group.

As the HHI Group is RMB-based and the interest rates with bank deposits in RMB are higher than that in HKD or USD, the HHI Group has been increasing its cash in RMB which is in line with its adoption of RMB as functional currency and its treasury policy to increase interest yield. With the relaxation of RMB cross border trade settlement arrangements, the HHI Group has started to receive its dividend from GS Superhighway JV and West Route JV in RMB since April 2010. In July 2010, it was further relaxed to allow corporations in Hong Kong to convert their foreign currencies into RMB. As at 30 August 2010, about 86% of the HHI Group's total cash balance was in RMB amounting to RMB3,133 million, which included proceeds from RMB bonds, RMB dividend received from the joint venture companies and RMB exchanged from HKD.

The applicable PRC Enterprise Income Tax rate has started to step up significantly from 2010 onwards. The enterprise income tax holiday for GS Superhighway expired at the end of 2009, and the applicable tax rate for it will rise from 10% to 22% in 2010, and 24% in 2011. This significant increase in the enterprise income tax rate has so far only affected the second half of the HHI Group's 2010 financial year. However, it will significantly raise the income tax expenses for both the 2010 and 2011 financial years. The enterprise income tax holiday for Phase I West will expire at the end of 2010, and the



applicable tax rate for it will then rise from 11% to 24% in 2011. From 2012 onwards, the applicable tax rate for GS Superhighway and Phase I West will become 25% until the expiry of the contractual operation periods of the GS Superhighway JV and West Route JV. Phase II West will be exempted from enterprise income tax from 2010 to 2012. Its applicable tax rate from 2013 to 2015 will be 12.5% and will become 25% from 2016 until the expiry of the contractual operation period of the West Route JV.

Recently, the Guangdong Provincial Government introduced a new requirement for all expressway operators to keep all lanes of highway exit toll plazas open to cope with exceptionally high traffic levels during long Chinese holiday periods, and to waive vehicle toll fees if traffic congestion at any highway exit toll plaza builds up to a certain level. To satisfy the new requirement and prevent traffic congestion building up at highway exit toll plaza, GS Superhighway JV and West Route JV endeavour to continue enhancing the throughput at highway exit toll plaza and improving its toll lane management.

The media have recently reported that temporary traffic restriction measures will be implemented in Guangzhou during the period around the 16th Asian Games. For 51 days from 1 November to 21 December 2010, only cars with the last digit shown on their license plates being an odd number will be permitted to run within Guangzhou on the odd-numbered dates, and cars with even number will be treated similarly on the even-numbered dates. In addition, all cars entering into Guangzhou will be subject to stringent security check. The HHI Group believes that this measure may have a mild impact on traffic on GS Superhighway and Phase I West.

Project Summary

GUANGZHOU-SHENZHEN SUPERHIGHWAY

Location	Guangzhou to Shenzhen, Guangdong, PRC
Length	122.8 km
Lane	A total of six lanes in dual directions
Class	Expressway
Toll Collection Period	Jul 1997 – Jun 2027
Profit Sharing Ratio	Year 1-10: 50%; Year 11-20: 48%; Year 21-30: 45%


AUTOCARD

GS Superhighway
Average Daily Toll Revenue
(RMB thousand)


10,000
8,000
6,000
4,000
2,000
0
8,713
8,949
9,576
2008
2009
2010

GS Superhighway
Average Daily Traffic
(No. of vehicles in thousand)

Year	2008	2009	2010
Average Daily Traffic	320	314	352

GS Superhighway
Annual Toll Revenue
(RMB million)

Year	2008	2009	2010
Annual Toll Revenue	3,189	3,266	3,495

Guangzhou-Shenzhen Superhighway

The 122.8-km GS Superhighway is currently the only expressway that connects the four major cities of Guangzhou, Dongguan, Shenzhen and Hong Kong. It is also one of the busiest expressways in the PRC. During the year under review, its average daily toll revenue rose by 7% to RMB9.58 million, while its toll revenue for the entire year amounted to RMB3,495 million. Meanwhile, the average daily traffic volume increased by 12% to 352,000 vehicles. Its average daily toll revenue in July 2010 exceeded the historically high level in 2007.

Sales of passenger cars in the PRC (which in the PRC are defined as including sedans, SUVs, MPVs and cross-type passenger cars) grew dramatically, as a result of the effects of the national stimulus policies on automobile manufacturing and sales. The traffic volume and the toll revenue of Class 1 small cars both increased robustly to historically high levels. Class 1 small cars accounted for 73.7% of the total traffic volume on GS Superhighway during the year under review, compared to 71.9% in the previous year, contributing to 48.6% of the total toll revenue. Due to the higher proportion of Class 1 vehicles, the average toll revenue per car per km dropped by 2% from RMB0.95 to RMB0.93 during the period under review. Meanwhile, the gradual improvement in Guangdong Province's import and export-based industries created a rebound in the traffic volume and toll revenue from Class 4 and Class 5 commercial vehicles (mainly trucks) from the trough at the beginning of 2009 to their 2008 levels.

In order to enhance the operation efficiency and service quality, the GS Superhighway JV has widely adopted the installation of more non-stop electronic toll collection (ETC) lanes as well as automatic card-issuing lanes. These measures have significantly reduced the average length of time that vehicles spend at expressway exits and entrances. Currently, GS Superhighway has been installed with 32 sets of ETC lanes and is the highest number on any expressway in Guangdong Province. The GS Superhighway JV has plans to install more ETC lanes to keep pace with its growing demand, especially the Guangdong Provincial Government's target to double the Guangdong Unitoll Card's users by the end of 2010 as reported in the media. Moreover, they have helped to keep the number of toll collection staff needed to cope with the growing volume of traffic at a reasonable level.

The busier 3.5 km road section between Wudianmei and Taiping interchange is being widened to a section with a total of ten lanes in dual directions. The widening works started in July 2010 and are planned to be completed in the third quarter of 2011. This will relieve the traffic pressure and congestion collectively built up by

GS Superhighway Traffic Breakdown by Class


100%
80%
60%
40%
20%
0%
2008
2009
2010
7.1%
2.1%
17.8%
4.3%
68.7%
5.8%
1.9%
17.0%
3.4%
71.9%
5.7%
1.8%
15.8%
3.1%
73.7%
Class 1
Class 2
Class 3
Class 4
Class 5

Class 1 – Average Daily Toll Revenue (FY06-FY10)


RMB thousand
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
2006
2007
2008
2009
2010
3,673
4,144
3,815*
4,207
4,658

Classes 4 & 5 – Average Daily Toll Revenue (FY06-FY10)


RMB thousand
2,500
2,000
1,800
1,600
1,400
1,200
1,000
2006
2007
2008
2009
2010
1,385
1,959
1,731*
1,545
1,713

* Part of GS Superhighway closed for maintenance in phases during October 2007 to July 2008


國際大酒店
INTERNATIONAL HOTEL
27388888

Hugang Expressway, Humen Bridge and GS Superhighway during certain periods of the day and help maintain a smooth flow of traffic all along GS Superhighway. All six lanes in both directions of the road section concerned should remain open during the widening period. Meanwhile, a feasibility study about widening the entire GS Superhighway to an expressway with a total of ten lanes in dual directions is being fine-tuned. When this is completed, the GS Superhighway JV will submit an application for approval by the relevant authorities.

Responding to national energy saving and emission reduction policies, the GS Superhighway JV is actively promoting low-carbon operating concepts and adopting various methods to reduce energy consumption in its daily operations. It replaced the lighting system of the 500m long Hubeishan tunnel with an energy saving one in 2009, reducing 50% of the amount of electricity consumed. Moreover, the lighting systems along the route and at the toll plazas will gradually be replaced with energy saving systems. In addition, it has appointed an independent professional firm to carry out energy audit of its operations, and the recommendations will be considered with a view to implement measures to achieve energy saving and emission reduction goals.

In order to support the construction of the Hugang Expressway extension link, two refilling stations alongside the Taiping section of the GS Superhighway were demolished in May 2010 under arrangement by the relevant authorities. Two large and higher standard service areas with refilling stations, and parking and rest areas are currently under construction alongside the Houjie section. To maintain necessary services, two temporary but sufficient and hygienic toilet facilities have been set up at the Wangniudun interchange; two temporary refilling stations are being built alongside the Dongguan section; and emergency mobile refilling services are being arranged. The above measures have been publicised before the opening of the new service areas. GS Superhighway JV will endeavour to expedite the construction and opening of the new service areas to cater for the needs of highway users.

As reported in the media, construction of the 59 km Guangzhou and Dongguan sections as well as the 30 km Shenzhen section of the Coastal Expressway will be completed by the end of 2010 and in 2012 respectively. The HHI Group will continue to monitor its progress. There is a common misconception that the travelling distance between Hong Kong and Guangzhou via the Coastal Expressway is shorter than that via GS Superhighway. In fact, the Coastal Expressway's stated length of 89 km only includes the middle part between Hong Kong and Guangzhou. If one takes into account of the connecting roads at both ends – i.e. the Hong Kong-Shenzhen Western Corridor, the connecting roads to the highway network in Hong Kong and to Guangzhou Ring Road – then the total travelling distances from Hong Kong to Guangzhou via both routes are almost the same.

The Guangdong Provincial Government and the Hong Kong Government signed the Framework Agreement on Hong Kong/Guangdong Co-operation on 7 April 2010. The governments have clearly defined the future direction of their policies for cross-border vehicles. They will conduct more studies about the feasibility of gradually increasing the number of quotas for cross-border vehicles, and they have also decided to make Shenzhen Bay Port the location for a pilot project allowing owners of private vehicles to apply for a one-off short-term cross-border licence, which will be implemented on registered vehicles in Hong Kong first. The HHI Group believes that the policy will effectively increase cross-border traffic in the future, and will benefit GS Superhighway.


Coastal Expressway –
Comparable Travel Distance to GS Superhighway
GUANGZHOU
DONGGUAN
GS Superhighway
COASTAL EXPRESSWAY*
SHENZHEN S.E.Z.
ZHONGSHAN
* Based on available information of the proposed alignment
Connecting roads at HK end & Guangzhou end
HONG KONG S.A.R.

Project Summary

PHASE I OF THE WESTERN DELTA ROUTE

Location	Guangzhou to Shunde, Guangdong, PRC
Length	14.7 km
Lane	A total of six lanes in dual directions
Class	Expressway
Toll Collection Period	Sep 2003 – Sep 2033
Profit Sharing Ratio	50%



Phase I West
Average Daily Toll Revenue
(RMB thousand)


500
400
300
200
100
0
406
409
436
2008
2009
2010

Phase I West
Average Daily Traffic
(No. of vehicles in thousand)


35
30
25
20
15
10
5
0
28
28
31
2008
2009
2010

Phase I West
Annual Toll Revenue
(RMB million)

2008	2009	2010
149	149	159

Phase I of the Western Delta Route

The Western Delta Route is scheduled to be built in three phases. Its first, Phase I West, was opened in April 2004. It is 14.7 km long, with a total of six lanes in dual directions, and is currently the only expressway linking Guangzhou and Shunde. It connects with Guangzhou East-South-West Ring Road to the north, and National Highway 105 and Bigui Road in Shunde, to the south. Phase I West made a profit and generated a positive cash flow during its first full year of operation in financial year 2005. It has since continued to perform well, with traffic volume and toll revenue both growing steadily.

Phase I West's average daily traffic volume grew by 10% to 31,000 vehicles during the year under review, while its average daily toll revenue rose by 7% to RMB436,000. It generated a total toll revenue of RMB159 million during the year. The traffic volume and toll revenue of Class 1 small cars both grew steadily as well. A local bridge near Sanshan Container Port in the Nanhai District of Foshan was completely closed for maintenance from mid-August 2009 to the end of March 2010. As a result, some trucks were diverted to Phase I West, in accordance with instructions from the traffic police, which further increased the volume of traffic during the period. This bridge has since been reopened and some of the previously diverted trucks have reverted to using it; so the growth in Phase I West's traffic volume and toll revenue both slowed down between April and June 2010. However, following Phase II West's opening on 25 June 2010, the average daily traffic volume and toll revenue of Phase I West in July 2010 were 21% and 17% higher, respectively, than that in June 2010 before Phase II West's opening. This synergy between Phase I West and Phase II West is expected to be sustained in the future.

According to the report in the media, large trucks weighing over 15 tons (mainly loaded Class 5 trucks) are banned to use a section of the Guangzhou East-South-West Ring Road since 9 January 2010, due to maintenance works at Yajisha Bridge. This will slightly affect the traffic on Phase I West.

Guangzhou South Railway Station – Asia's largest high-speed railway station – commenced operations in January 2010. It is situated in the proximity of Phase I West and its surrounding area has been designated as South Station New Town and zoned for new development. Currently, vehicles may not be able to enjoy fast and convenient access to Guangzhou South Railway Station via the Bijiang interchange of Phase I West. However, as soon as a peripheral connecting road network is completed in the coming months, fast and convenient access to Guangzhou South Railway Station via Phase I West and Phase II West can be realized. The opening of Guangzhou South Railway Station and the development of South Station New Town will eventually lead to an increase in the



Phase I West
Traffic Breakdown by Class
100%
80%
60%
40%
20%
0%
2008
2009
2010
9.9%
2.2%
24.4%
8.2%
55.3%
11.2%
2.5%
23.7%
6.6%
56.0%
11.2%
3.2%
23.2%
5.8%
56.6%
Class 1
Class 2
Class 3
Class 4
Class 5

number of passenger cars using Phase I West and Phase II West.

In addition, the opening of Phase II West and the linking of Foshan First Ring Road with the Bijiang interchange of Phase I West in the coming months, together with Foshan's ongoing robust economic growth, are all expected to boost Phase I West's traffic volume and toll revenue further. The toll plazas at Nanya and Bijiang on Phase I West are currently being expanded to cope with the anticipated surge in the volume of traffic.



Project Summary

PHASE II OF THE WESTERN DELTA ROUTE

Location	Shunde to Zhongshan, Guangdong, PRC
Length	45.5 km
Lane	A total of six lanes in dual directions
Class	Expressway
Toll Collection Period	Jun 2010 to Jun 2035 (subject to Government approval)
Profit Sharing Ratio	50%



Phase II of the Western Delta Route

Phase II West is a 45.5 km closed expressway with a total of six lanes in dual directions. It is connected to Phase I West in Shunde to the north, and Shaxi in Zhongshan to the south, and further linked to National Highway 105 and Xiaolan Highway (currently under construction). Phase II West was opened as scheduled on 25 June 2010, creating synergy with Phase I West. Phase I West and Phase II West altogether form the main expressway linking Guangzhou and downtown Zhongshan, and have reduced the travelling time between Guangzhou and Zhongshan to approximately 30 minutes, whereas it used to take more than an hour via local roads.

Although Phase II West was only opened for the last six days of the period under review, its toll revenue amounted to RMB2.0 million during this period. Its average daily traffic volume and toll revenue jumped from around 17,000 to 38,000 vehicles, or a rise of 124%, and from around RMB280,000 to RMB660,000, or a rise of 136%, respectively, since its opening up to the late August 2010. The figures have also been steadily rising since then.

Phase II West – Daily & Average Daily Traffic


No. of vehicles in thousand
45
40
35
30
25
20
15
10
5
0
25/6-27/6
28/6-04/7
05/7-11/7
12/7-18/7
19/7-25/7
26/7-01/8
02/8-08/8
09/8-15/8
16/8-22/8
23/8-29/8
Average daily traffic (by week)
Daily traffic

Phase II West – Daily & Average Daily Toll Revenue


RMB thousand
800
700
600
500
400
300
200
100
0
25/6-27/6
28/6-04/7
05/7-11/7
12/7-18/7
19/7-25/7
26/7-01/8
02/8-08/8
09/8-15/8
16/8-22/8
23/8-29/8
Average daily toll revenue (by week)
Daily toll revenue

Based on the annual toll revenue of GS Superhighway and Phase I West during their first full year of operation, the HHI Group targets to achieve cash flow breakeven for Phase II West in its first full year of operation. Preliminary estimates suggest that Phase II West will achieve cash flow breakeven during this period if its annual toll revenue reaches RMB6.5 million per km (or an average daily toll revenue of about RMB800,000). If it exceeds RMB9.5 million per km (or an average daily toll revenue of about RMB1.2 million), it will be profitable. The average daily toll revenue of Phase II West amounted to RMB500,000 in July 2010, its first full month of operation. That is equivalent to the annualised toll revenue of about RMB4.0 million per km, which is comparable to GS Superhighway's annual toll revenue of about RMB4.3 million per km during its first full year of operation. During the year under review, Phase I West's annual toll revenue amounted to RMB10.8 million per km. The gradual growth of Phase II West's average daily toll revenue leads the HHI Group to believe that its cash flow will achieve the breakeven point.

Phase I West and Phase II West have become the most convenient means of access from Zhongshan to Guangzhou Baiyun International Airport and Guangzhou South Railway Station. Vehicles from Phase II West can also reach Zhuhai directly via the Zhongshan-Jiangmen Expressway and its connecting expressways. The further development of the road network that connects Phase II West's interchanges is expected to give Phase II West more outstanding competitive advantages. The West Route JV has been implementing a publicity programme to familiarise drivers with Phase II West. This includes the installation of more road signage on connecting expressways and local roads, radio broadcasting, etc.

The prices of construction materials in the PRC have eased from their high levels since mid-2008, and local banks there have reduced their interest rates on loans since September 2008. The final cost of Phase II West is about RMB7,000 million, which is lower than the budgeted cost of RMB7,200 million announced on 2 September 2008.



Project Summary

PHASE III OF THE WESTERN DELTA ROUTE

Location	Zhongshan to Zhuhai, Guangdong, PRC
Length	Approx. 38 km
Lane	A total of six lanes in dual directions
Class	Expressway
Toll Collection Period	Subject to the approval of the relevant PRC authorities
Profit Sharing Ratio	Proposed 50%



Phase III of the Western Delta Route

Phase III West is an approximately 38 km closed expressway with a total of six lanes in dual directions. It is connected to Phase II West in Zhongshan at its northern end, and extends southward to link with Zhuhai's highway network, providing direct access to Hengqin (the State-level Strategic New Zone) in Zhuhai and Macau. At present, the planned total investment for the project is RMB5,600 million. The National Development and Reform Commission approved Phase III West in December 2009. Its groundbreaking ceremony was held on 28 December 2009. Phase III West is planned to be completed and operational by the end of 2013.

The relevant PRC authorities approved the HHI Group to use Renminbi for its injection of registered capital into the West Route JV in respect of Phase III West in June 2010, and a RMB3,930 million PRC syndicated bank loan contract for the project was signed in April 2010.

The HHI Group will endeavour to expedite the construction of Phase III West. When it opens, the whole Western Delta Route will become the main artery of a regional expressway network on the western bank of the PRD that will link Guangzhou, Foshan, Zhongshan, Zhuhai, Hengqin and Macau. It will also be directly connected with various major expressways along the route, including the Guangzhou Ring Road, Guangzhou-Gaoming Expressway, Guangzhou Second Ring Road, Zhongshan-Jiangmen Expressway and Western Coastal Expressway, as well as expressways linking Hengqin (the third State-level Strategic New Zone under development after Shanghai's Pudong district and Tianjin's Binhai area) in Zhuhai and the HZM Bridge. In addition, these will altogether form a strategic expressway network that comprehensively covers most of the prosperous cities on the western bank of the PRD and offers convenient access to Macau and Hong Kong.

Western Delta Route and Highway Network to HZM Bridge, Hengqin, Zhuhai and Macau


ZHONGSHAN
Phase III West
ZHUHAI
HZM BRIDGE
HONG KONG
MACAU
HENGQIN



B Power

Heyuan Power Plant

Heyuan Power Plant is a 1,200 MW ultra super-critical coal-fired power plant. Its two 600 MW generating units commenced commercial operations in January and August 2009 respectively to supply electricity to Guangdong Province, particularly Heyuan and Huizhou. Being one of the most efficient and environmentally-friendly coal-fired power plants in the province, it was also the first power plant in China equipped with the desulphurised wastewater treatment system.

The Group currently holds a 35% effective interest in Heyuan Power Plant, which is a joint venture between one of its subsidiaries and Shenzhen Energy Group Company Limited. The joint venture builds, owns and operates the power plant. Its investment cost of about RMB5.2 billion is being funded by equity (30%) and a syndicated project loan (70%).

The project has already brought profit to the Group during its first year of operation. The facility generated 5,800GWh of electricity and its combined average utilization rate was 59% in the current financial year. In its teething stage, the joint venture has closely monitored the power plants and carried out check-ups for both units. During the year under review, the available time that the power plants generated electricity (i.e. the percentage time-wise during which the two generating units were in power generation in the relevant period since commencement of commercial operation of the unit concerned) was 78%. Based on the available time for power generation, utilization rate for the current financial year was 76%. In the long run, the available time that the power plants can generate electricity is targeted to be over 80%.

Heyuan Power Plant's average tariff rate in the current financial year was RMB499.5 per MWh (including VAT). The average cost of

Key Operating Statistics	FY09	FY10
Untilization rate (as % of available time)[N1]	61%	76%
Untilization rate (as % of installed capacity)[N2]	44%	59%
Gross generating output	1,100GWh	5,800GWh
Available time for power generation[N3]	71%	78%
Average on-grid tariff rated (including VAT)	RMB489.2/MWh	RMB499.5/MWh
Approximate coal cost (including transport; excluding VAT)	RMB635/ton	RMB640/ton

N1: Utilization Rate (as % of available time) = $\frac{\text{Gross generating output for the year}}{\text{Total available hours for electricity production for the year X Installed capacity}}$

N2: Utilization Rate (as % of installed capacity) = $\frac{\text{Gross generating output for the year}}{\text{Total commercial operation hours for the year X Installed capacity}}$

N3: Available time for power generation = $\frac{\text{Total available hours for electricity production for the year}}{\text{Total commercial operation hours for the year}}$

Joint Venture Level 100%


RMB'M
2,400
2,200
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
Revenue 437
Net loss (17)
Other Costs (173)
Coal Cost (281)
Revenue 2,322
Net Profit 266
Other Costs (634)
Coal Cost (1,422)
FY09
FY10

	FY09 RMB'M	FY10 RMB'M
Revenue	437	2,322
Coal cost	(281)	(1,422)
Other costs	(173)	(634)
Net profit/(loss)	(17)	266
HHL's share*		
– Revenue	175	929
– Net profit/(loss)	(7)	106

* Representing both HHL's effective stake of 35% and the minority interest of 5% in the joint venture

the coal it used, excluding VAT but including transportation and miscellaneous expenses, was approximately RMB640 per ton.

Since the cost of coal represents a significant part of the project's operating expenses, Heyuan Power Plant's management will continue its endeavours to formulate and implement cost-control strategies and measures. In view of the huge electricity shortage in Guangdong Province, Heyuan Power Plant is targeted to provide a stable income contribution to the Group.

Wind Power

As mentioned in the Company's previous reports, the Group is actively developing its own technology for large-scale vertical-axis wind turbines, in recognition of the world's continuous and consistently strong demand for clean renewable electricity. A small experimental turbine has been built in Yangjiang, Guangdong Province, to develop this technology further, and the construction of a large-scale prototype is currently being planned.

Financial Review

GROUP RESULTS

Overview

The Group achieved encouraging results for the year ended 30 June 2010. Revenue, EBIT and net profit all recorded satisfactory growth as compared to the last year. The growth primarily arose from the increase in sales of the property development project in Huadu, the PRC and the commencement of full operation of Heyuan power plant, during the year. The fair value gain of Broadwood Twelve, the property project at 12 Broadwood Road, also resulted in a significant increase in EBIT and net profit of the Group.

HHI was the first non-financial institution to successfully issue RMB corporate bonds in Hong Kong on 13 July 2010. The RMB proceeds raised from such issuance will be used to develop and expand business of HHI Group including Phase III West of which approval for registered capital injection in RMB had been obtained.

For the year ended 30 June 2010, the Group's revenue by activities and their respective EBIT are reported as follows:

In HK$ million	Revenue		Earnings before interest & tax	
	2009	**2010**	2009#	**2010**
Property letting, agency and management	554	**603**	340	**382**
Hotel operations, restaurant and catering	322	**327**	59	**55**
Property development	4	**349**	(29)	**106**
Toll road investment	1,809	**1,940**	1,062*	**1,029***
Power plant	198	**1,055**	(8)*	**118***
Treasury income	115	**13**	115	**13**
Others	88	**95**	(149)	**(157)**
Revenue/EBIT (before gain of completion**)	3,090	**4,382**	1,390	**1,546**
Gain of completion of GardenEast/ Broadwood Twelve	–	**–**	511	**2,238**
Revenue/EBIT (after gain of completion**) (Note)	3,090	**4,382**	1,901	**3,784**

\# Certain figures have been reclassified as a result of the Group's application of HKFRS 8 "Operating Segments" with effect from 1 July 2009

* Comprised share of net profit after interest and tax of jointly controlled entities

** Gain arising from changes in fair value of investment properties under construction up to completion of development

In HK$ million	Results 2009	Results 2010
Earnings before interest & tax	1,901	**3,784**
Finance costs	(35)	**(35)**
Exceptional items	144	**30**
Changes in fair value of completed investment properties	209	**1,549**
Taxation	(102)	**(165)**
Taxation in respect of changes in fair value of investment properties under construction up to completion of development	(85)	**(369)**
Taxation in respect of changes in fair value of completed investment properties	(34)	**(257)**
Profit for the year	1,998	**4,537**
Attributable to:		
Owners of the Company	1,681	**4,223**
Non-controlling interests	317	**314**
	1,998	**4,537**

Operating Profit* from Prime-Earning Businesses


HK$'M
1,400
1,200
1,000
800
600
400
200
0
2009
2010
1,137
1,154
59
55
340
382
738
717
Hotel operations, restaurant & catering
Property letting, agency & management
Toll road investment

* Being EBIT net of non-controlling interests' portion

Note: Reconciliation to Consolidated Statement of Comprehensive Income

In HK$ million	Turnover 2009	Turnover **2010**	Results 2009	Results **2010**
Revenue/EBIT per Financial Review	3,090	**4,382**	1,901	**3,784**
Less:				
Treasury income	(115)	**(13)**	–	**–**
Share of revenue of jointly controlled entities engaged in				
– Toll road investment	(1,809)	**(1,940)**	–	**–**
– Power plant	(198)	**(1,055)**	–	**–**
Add:				
Changes in fair value of completed investment properties	–	**–**	209	**1,549**
Write back of warranty provision	–	**–**	–	**30**
Gain arising from distribution in specie of shares in a subsidiary	–	**–**	144	**–**
Finance costs	–	**–**	(35)	**(35)**
Turnover/Profit before Taxation per Consolidated Statement of Comprehensive Income	968	**1,374**	2,219	**5,328**

Revenue

Revenue for the year ended 30 June 2010, including the Group's treasury income and attributable share of revenue of JCEs engaged in toll roads and power plant was HK$4,382 million, which was 42% higher than the HK$3,090 million of last year.

The growth was mainly attributed to the commencement of operation of the two units of Heyuan power plant, a JCE of the Group, in January and August 2009 respectively. The sale of residential units of Hopewell New Town in Huadu, the PRC during the year was another source of growth in the revenue of the property development division. The Group's attributable share of revenue of JCEs engaged in toll expressway business continued to record a growth over the last year. The year ended 30 June 2010 was the first full year of operation of GardenEast, which further strengthened the revenue stream of property letting, agency and management division. The above growth in revenue was partially off-set by the decrease in the Group's treasury income as a result of the decrease in market interest rates.

Earnings before Interest and Tax

The Group's EBIT almost doubled to HK$3,784 million from HK$1,901 million of last year. The strong growth in EBIT was due primarily to the change in fair value of Broadwood Twelve of HK$2,238 million up to completion of development (last year: GardenEast of HK$511 million). The property sale of Hopewell New Town in Huadu and the commencement of full operation of Heyuan power plant during the year were also major growth contributors. The growth in the Group's EBIT, similar to revenue, was partially off-set by the decrease in the Group's treasury income.

Exceptional Items

Exceptional item for the year represented the write back of warranty provision of HK$30 million. Exceptional item for last year represented the gain of HK$144 million arising from the distribution in specie of shares in a subsidiary as dividend.

Taxation in Respect of Changes in Fair Value of Investment Properties under Construction up to Completion of Development

Taxation in respect of the HK$2,238 million changes in fair value of investment properties under construction up to completion of development for the year ended 30 June 2010 comprised deferred taxation for a notional fair value gain of Broadwood Twelve. The Group has applied the amendments to HKAS 40 prospectively from 1 July 2009 as a result of which the Group's investment properties under construction, namely Broadwood Twelve, that include the leasehold land and buildings elements, have been classified as investment properties, with a notional fair value gain being recognised. The directors consider such fair value gain up to 24 May 2010, when the Group decided to sell Broadwood Twelve flats instead of holding them for rental as originally planned, to be capital in nature, and as such should not be subject to Hong Kong Profits Tax. The Group has made such provision for deferred tax liability in respect of Broadwood Twelve solely for the compliance of the relevant accounting standard, namely HKAS 12 "Income Taxes", otherwise this will lead to non-compliance of that accounting standard.

Profit Attributable to Owners of the Company

Profit attributable to owners of the Company increased by HK$2,542 million from HK$1,681 million of last year to HK$4,223 million. The increase was mainly due to the growth in EBIT and increase in fair value of completed investment properties.

Excluding the changes in fair value of all investment properties and exceptional items, the core profit attributable to owners of the Company for the year was HK$1,031 million, up HK$95 million or 10% from HK$936 million of last year.

Liquidity and Financial Resources

As at 30 June 2010, the cash balance and available committed banking facilities of HHL and its subsidiaries (excluding HHI Group*) were as below:

In HK$ million	2009	2010
Cash	2,503	**994**
Available Committed Banking Facilities	13,350	**12,850**
Cash and Available Committed Banking	15,853	**13,844**

* As at 30 June 2010, HHI Group (comprising HHI and its subsidiaries but excluding its joint ventures) had cash balance of HK$2,475 million (30 June 2009: HK$2,775 million) and available committed banking facilities of HK$3,600 million (30 June 2009: HK$3,600 million) respectively.

Maturity Profile of the Major Available Committed Banking Facilities

	Maturity Date
HHL Group (excluding HHI Group):	
HK$5,350 million syndicated loan	30 June 2011
HK$7,000 million syndicated loan	28 September 2014
HHI Group:	
HK$3,600 million syndicated loan	13 October 2010

The Group also had available uncommitted banking facilities amounting to HK$502 million as at 30 June 2010 (30 June 2009: HK$502 million).

The decrease in cash balances for the year was mainly due to the payments for property development projects and payment of dividends.

HHI successfully issued RMB1.38 billion corporate bonds to institutional investors on 13 July 2010 and became the first non-financial institution to issue RMB bonds in Hong Kong. The interest costs of issuing RMB bonds in Hong Kong are lower than that of obtaining PRC bank loans of the same maturity. The bonds issuance had also opened up new financing channels for the HHI Group.

As at 30 June 2010, there was no corporate debt outstanding. The Group's financial position remains strong. With net cash balances on hand as well as available banking facilities, the Group has sufficient financial resources to cater for its recurring operating activities, present and potential investment activities.

Treasury Policies

The Group maintains prudent and conservative treasury policies. The objective is to minimise the finance cost and optimise the return on financial assets.

The Group did not have any hedging arrangement to hedge interest rate or exchange rate exposures during the year. However, the Group will continue to closely monitor such risk exposures from time to time.

The Group generally places all cash in short-term deposits denominated mainly in Hong Kong Dollar and Renminbi. The Group has not invested in any Accumulator, Equity Linked Note or other financial derivative instruments during the year.

Project Commitments

Details of the project commitments are set out in note 38 to the consolidated financial statements.

Contingent Liabilities

Details of the contingent liabilities are set out in note 40 to the consolidated financial statements.

Charges on Assets

As at 30 June 2010, none of the Group's assets were pledged to secure any loans or banking facilities.

Material Acquisition or Disposal

There was no material acquisition or disposal during the year.

Subsequent Event

HHI successfully issued RMB1.38 billion corporate bonds to institutional investors on 13 July 2010 and became the first non-financial institution to issue RMB bonds in Hong Kong. The RMB proceeds raised from such issuance will be used to develop and expand business of HHI Group including Phase III West of which approval for registered capital injection in RMB had been obtained. The interest costs of issuing RMB bonds in Hong Kong are lower than that of obtaining PRC bank loans of the same maturity. The bonds issuance had also opened up new financing channels for HHI Group. Since the revenues of HHI Group are mainly denominated in RMB, financing through the issuance of RMB bonds can optimize HHI Group's asset and liability structures.

Others

Employees and Remuneration Policies

The Group had 1,232 employees as at 30 June 2010. It offered competitive remuneration packages to employees based on the prevailing market practices and individual performance. The Group provided share option and share award schemes for the purposes of recognizing contributions by, and giving incentives to, the employees. Details of the schemes are set out in the Report of the Directors. Discretionary bonuses would be granted to employees subject to individual performance as well as the business performance of the Group. The Group provided medical insurance coverage to all staff members and offered group personal insurance cover to senior staff.

On top of offering competitive remuneration packages, 5-day work arrangement was initiated since March 2010, to release employees' work pressure, provide them more time to enjoy family life and increase their flexibility for self development. The Group also invested in human capital development by providing relevant training programs to enhance employee productivity. Training programs are designed after taking into account employees' knowledge and skill gaps identified during performance appraisals. The overall training objectives are to enhance employees' personal productivity, prepare for their future roles and thereby contribute to the business success. In addition to formal training programs, the Group also provides other learning opportunities such as on-the-job training and seminars to relevant employees. Examples of training programs and seminars are set out in the Corporate Social Responsibility Report.


二零一零年三月二十七日
香港植樹日
HOPEWELL HOLDINGS LIMITED
合和實業有限公司

Living with Care

We believe in the beauty of giving
and building a brighter future together.


啦啦隊比賽優異隊伍大匯演
亞運動會健兒打氣

Our Core Values

At Hopewell Holdings Limited, promoting sustainable community growth is just as important as achieving long-term business growth. We believe that a thriving community facilitates our continuing business success. This has driven us to devote significant resources every year to build a solid CSR program. Over the years, our commitment to CSR has grown into a philosophy permeating all levels of management and staff.

To uphold the well-being of the community, we consider the ongoing communication with our stakeholders as vitally important. We will continue to listen to their views and work together with them to achieve a win-win scenario.


Hang Seng Corporate
Sustainability Indexes
Member 2010
Hopewell Holdings Limited
HANG SENG INDEXES

Introduction

With strong management support and joint efforts of staff members, we saw another fruitful year in fulfilling corporate social responsibility ("CSR") in the three core areas of community, environment and employees. Our long-term commitment was well recognised as the Group was selected as a constituent stock of the "Hang Seng Corporate Sustainability Index" launched in July 2010. The Group is one of the 30 highest-rated companies in the sustainability assessment, which encompasses environmental, social and corporate governance performance, among the top 150 Hong Kong listed companies by market value. Significant progress was also made on the environmental front with our efforts in pioneering the use of electric vehicles and achievements in increasing energy efficiency of our properties.


生可持續發展企業指數開

Moving forward, we will continue to leverage on our business portfolio and identify opportunities to promote sustainability through our business operations. We will also strengthen our partnership with charitable and voluntary organisations and work together to build a thriving community.

Highlights

Offered strong venue support for community and charitable activities
In the past year, over 170 community and charitable activities were held in our properties like Hopewell Centre and HITEC.

Recognised for good energy performance
The Group's wholly owned Panda Hotel was the first hotel in Hong Kong recognised for "Good Energy Performance" under the Energy Efficiency Registration Scheme for Buildings.

Pioneered the use of electric vehicles
We acquired a newly arrived i-MiEV electric vehicle for our company car fleet and set up charging stations for electric vehicles at our various properties.

Commended for environmentally friendly power generation
Heyuan Power Plant was named "All-China Environmentally Friendly Enterprise (中華環境友好企業)" and "Advanced Enterprise in Pollution and Emission Reduction (污染減排先進單位)" in 2009 in recognition of its contributions in energy saving and emission reduction.

Honoured as "Manpower Developer 1st"
In April 2010, the Group was honoured as "Manpower Developer 1st" by the Employees Retraining Board in recognition of our outstanding performance in manpower development.

Care for the Community

Supporting community initiatives

In the past year, our community program portfolio was considerably strengthened with new community initiatives and voluntary work programs for employees. Capitalising on the versatility of the Group's event venues, we have initiated a new program of offering free tickets to the underprivileged, in particular children, for a variety of events such as movie premiere, musical and educational seminar. In the past year, over 600 children and their family members have benefited from this program.


PANDA
place

Leveraging on our current property portfolio, we have offered venues without charge for the staging of over 170 community and charitable events at our properties such as Hopewell Centre, HITEC and Panda Place. Apart from this, we continued to make donations and sponsorships to support various organisations including the Community Chest, Heifer International – Hong Kong, Hong Kong Federation of Youth Groups, St. James' Settlement, etc.


EMAX
足
2 FEET



Engaging employees

Encouraging employees to support community initiatives is another focus of our CSR efforts. Our staff members continued to participate in a broad spectrum of charitable initiatives such as Walk for Millions and Skip Lunch Day organised by the Community Chest, Fun Fun Red Décor Day organised by Hong Kong Red Cross, St. James' Settlement Anniversary Charity Walk etc. They were also engaged in voluntary work like participating in charity flag day, organising Christmas party for children, and visiting the elderly, mentally handicapped and disabled persons.

Building a barrier free environment

We endeavour to build a barrier free environment in our properties by offering reasonable and adequate access to visitors with special needs. Significant resources have been put in upgrading disabled facilities at our properties in the past year. At Hopewell Centre, disabled parking spaces, disabled toilet, disabled ramp and tactile indicators for visually impaired visitors are all in service.



Supporting sports development

In December 2009, when Hong Kong hosted Hong Kong 2009 East Asian Games ("EAG"), the largest ever in history, we were the proud venue sponsor for Bowling, Cue Sports and DanceSport at HITEC in Kowloon Bay where a total of 32 gold medals were awarded. Apart from this, the BP International House managed by the Group, and our wholly owned Panda Hotel were two of the EAG hotels. Our full support to the EAG well demonstrated our endeavours in building an energetic community through promoting sports.



Participating in charitable events celebrating the 60th Anniversary of the PRC

We have participated in a number of charitable events to celebrate the 60th anniversary of the PRC. In addition to supporting the Celebration Charity Walk organised by the Chinese General Chamber of Commerce, we have also sponsored the charity gala movie premieres of "The Founding of a Republic" and "Pan Zuo Liang" which helped promote understanding of Mainland China as well as raise funds for charitable causes.


Hopewell Holdings Ltd.

Relieving Sichuan earthquake victims

Our care for the community does not stop at Hong Kong. In 2008, the Group donated HK$5 million to Hong Kong Red Cross in support of Sichuan earthquake relief actions. The Rehabilitation Centre at Wenchuan County funded by the Group's donations was opened in December 2009. The two outdoor rehabilitation gardens in the centre, which offer a relaxing and comfortable environment for treatment, are the first of its kind in Mainland China.





Officiating guests of the Opening Ceremony of the Rehabilitation Centre at Wenchuan County included Mr Wang Yang (centre), Party Secretary of Guangdong Province, Mr Liu Qibao (first from the left), Party Secretary of Sichuan Province, Mr Tang Bingquan (first from the right), Vice Chairman of the Guangdong Committee of the Chinese People's Political Consultative Conference, Mrs Selina Tsang, President of Hong Kong Red Cross (second from the right) and Lady Wu, Director of Hong Kong Red Cross and Non-Executive Director of Hopewell Holdings Limited (second from the left).


The Hong Kong Energy Efficiency Registration Scheme for Buildings
Certificate of Registration
國際展貿中心
Hong Kong International Trade & Exhibition Centre
良好能源表現
Good Energy Performance
EMSD

Care for the Environment

Good energy performance recognised

Extensive facility upgrade and enhanced work procedures have been introduced in our various properties subsequent to rigorous review of existing facilities and energy consumption, which made it possible for us to achieve another milestone in environmental protection. In December 2009, our wholly owned Panda Hotel became the first hotel in Hong Kong to be recognised for "Good Energy Performance" under the Hong Kong Energy Efficiency Registration Scheme for Buildings launched by the Electrical & Mechanical Services Department. Together with Hopewell Centre and the Hongkong International Trade and Exhibition Centre, three major HHL properties were recognised for "Good Energy Performance" in the single year of 2009.



Pioneering and promoting the use of electric vehicles

We have taken an active approach in managing emissions from our own operations as well as promoting emission reduction initiatives to the public. We first introduced hybrid vehicle into our company car fleet in 2006. In early 2010, we pioneered the use of electric vehicle by purchasing one of the newly arrived i-MiEV electric vehicles, which is also the first electric vehicle in Hong Kong registered with a cross-border license. To help popularise electric vehicles, charging stations for electric vehicles were installed in the public car parks of Hopewell Centre, HITEC and Panda Place with free parking and charging service offered to users. We have also installed charging stations in Broadwood Twelve, our new residential development, as well as other properties managed by the Group.


EV Charging Station
charge

Reducing green house gas emissions

Carbon Audit 碳審計
綠色機構 Green Partner

We have made significant progress since we first joined the "Green Hong Kong • Carbon Audit" campaign in 2008, demonstrating our strong commitment to emission reduction. Subsequent to the completion of the first carbon audit of Panda Place in 2009, the same was also completed for Hopewell Centre, HITEC and Panda Hotel in the past year. Various energy saving initiatives were launched in our properties along with the audit, such as replacing air-cooled chillers with more energy efficient water-cooled ones in the central air conditioning system and installing energy efficient LED lamps.



Improving air and water quality in our properties

We have adopted a series of measures to improve air and water quality in our properties so as to offer a quality environment to our tenants and visitors. For instance, at Hopewell Centre, the Primary Air Unit was periodically replaced to ensure that fresh air delivery is adequate with no contamination. Moreover, air-purifying machines were installed in all passenger lifts to improve indoor air quality. Consistent efforts were also made in maintaining the fresh water plumbing systems in good condition at all times. With these initiatives, Hopewell Centre was awarded with the Indoor Air Quality Certificate (Good Class) by the Environmental Protection Department as well as the Quality Water Certificate under the Quality Water Recognition Scheme for Buildings by the Water Supplies Department. Several other properties managed by the Group have also earned the same recognition in air and water quality.



優質食水 QUALITY WATER
合和中心
Hopewell Centre
合和中心管理有限公司
Hopewell Centre Management Ltd
大廈優質食水認可計劃
QUALITY WATER RECOGNITION SCHEME FOR BUILDINGS

Indoor Air Quality Certificate
(Good Class)
室內空氣質素檢定證書（良好級）

Promoting energy saving in highway operations

At Guangzhou-Shenzhen Superhighway and Western Delta Route, our joint venture companies have introduced energy saving equipment in many areas of daily business operations, such as LED or induction lamp in tunnel section and toll stations, T5 lamp in office, wind & photovoltaic hybrid CCTV along the main alignment, as well as solar water heaters in living quarters to reduce energy consumption. To facilitate the identification of further opportunities in reducing energy consumption and emissions, the GS Superhighway JV has also appointed an independent professional firm to carry out energy audit of its operations.

Promoting environmentally friendly power generation

Heyuan Power Plant, with low coal and water consumption, is currently one of the most efficient and environmentally friendly coal-fired power plants in Guangdong Province. Apart from highly efficient electrostatic precipitator, low NOx burner and fuel gas desulphurisation plant for air pollution control, it is also the first power plant equipped with desulphurised waste water treatment system in the PRC to minimise overall wastewater volume with zero discharge of wastewater as the target.

In recognition of its contributions in energy saving and emission reduction, Heyuan Power Plant was named as "All-China Environmentally Friendly Enterprise (中華環境友好企業)" and "Advanced Enterprise in Pollution and Emission Reduction (污染減排先進單位)" in 2009 by the All-China Environment Federation (中華環保聯合會) and the Heyuan Government respectively.


深能合和电力（河源）有限公司
中华环境友好企业
授予：深能合和电力（河源）有限公司
2009年度污染减排先进单位
河源市环境科学学会
河源市环境保护产业协会
二〇一〇年一月

Apart from investment in an environmentally friendly coal-fired power plant, we are also actively developing our own technology for large-scale vertical-axis wind turbines in view of the world's continuous and consistent strong demand for clean renewable electricity. A small experimental turbine has been built in Yangjiang, Guangdong Province, to develop this technology further, and the construction of a large-scale prototype is currently being planned.

Care for the Employees

Strengthening talent development



Attracting bright talent and further nurturing employees is vital to the Group's success. We believe that building on our employees' innate strengths is the best way to help them unleash their potential. On top of offering tuition reimbursement and on-the-job training, a variety of workshops, seminars and training programs covering information security, social etiquette, Putonghua, telephone and front desk manners were offered in the past year.

We also continue to devote significant resources to building a solid Management Trainee Program. During the 24-month program, management trainees acquire essential business knowledge and management skills through a series of familiarisation sessions and thoughtfully planned job rotations within our core business units and corporate functions.

The Group was awarded as "Manpower Developer 1st" in April 2010 in the "ERB Manpower Developer Award Scheme" newly launched by the Employees Retraining Board in recognition of our continuous efforts and outstanding performance in the development of our workforce.

Enhancing employee communication


「ERB人才企業嘉許計劃」ERB Manpo
第一屆頒授典禮暨論壇

Internal communication channels such as intranet and newsletter are used for effective and timely communication with our employees. Besides, our property management team launched programs such as Mentoring Scheme and Best Staff Award Program to facilitate cross-team communication and strengthen employee relations across all levels.

Reinforcing health and safety awareness

The health and safety of our employees are of paramount importance. We are vigilant in addressing workplace health, safety and environmental risks. For instance, the Safety Committee of HITEC regularly gathers opinions and monitors staff health and safety so as to reduce the incidence of staff injury.

Promoting work-life balance

We believe work-life balance is an important factor in maintaining a productive, healthy and cohesive workforce. With due consideration given to work nature, industry practice and staff feedback, the Group launched the 5-day work week policy in March 2010 to help our staff maintain a healthy and sustainable work-life balance. In addition, various company-sponsored activities including outings, dinner gatherings, staff birthday parties, annual dinner as well as Christmas party were organised to encourage interaction outside work and create joyful moments for our staff members.




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Welcome to
香薰園
HOPEWELL HOLDINGS LIMITED
合和實業有限公司

Our consistent efforts in fulfilling CSR were recognised again in 2010. Hopewell Holdings Limited and six of its subsidiaries, namely Hopewell Highway Infrastructure Limited, Hopewell Real Estate Agency Limited, Hopewell Property Management Company Limited, HITEC Management Limited, Hopewell Centre Management Limited and Panda Hotel, were awarded the Caring Company Logo 2009/2010 by the Hong Kong Council of Social Service in recognition of our active participation in community activities and good corporate citizenship.

Corporate Governance Practices

The Company is committed to the principles of corporate governance and corporate responsibility consistent with prudent management. It is the belief of the Board that such commitment will in the long term serve to enhance shareholders' value. The Board has set up procedures on corporate governance that comply with the requirements of the CG Code contained in Appendix 14 of the Listing Rules. Throughout the year ended 30 June 2010, the Company has complied with all code provisions set out in the CG Code.

Board of Directors

The Company is managed through the Board which currently comprises nine Executive Directors (including the Chairman), three Non-Executive Directors and three Independent Non-Executive Directors. The names and biographical details of the Directors, and the relationship amongst them, if any, are set out on pages 11 to 17 of this Annual Report.

The Board is responsible for setting the strategic direction and policies of the Group and supervising the management. Some functions including, inter alia, the monitoring and approval of material transactions, matters involving a conflict of interest for a substantial shareholder or Director of the Company, the approval of the interim and final results, other disclosures to the public or regulators and the internal control system are reserved by the Board and the decisions relating to such matter shall be subject to the decision of the Board. Matters not specifically reserved to the Board and necessary for the daily operations of the Company are delegated to the management under the supervision of the respective Directors and the leadership of the Managing Director.

There are agreed procedures for the Directors, upon reasonable request, to seek independent professional advice at the Company's expense in appropriate circumstances.

Sir Gordon WU served as Chairman of the Board throughout the year and is responsible for providing leadership and management of the Board. The role of the Chairman is separated from that of the Managing Director. Mr. Thomas Jefferson WU (a son of Sir Gordon WU), the Managing Director, is responsible for the day-to-day management of the business of the Company. The division of the responsibilities between the Chairman and the Managing Director has been established and set out clearly in writing.

Non-Executive Directors and Independent Non-Executive Directors are selected with the necessary skills and experience to provide strong independent element on the Board and to exercise independent judgment. At least one of the Independent Non-Executive Directors has appropriate professional qualifications or accounting or related financial management expertise as provided under Rule 3.10 of the Listing Rules. The Board has received from each Independent Non-Executive Director a written annual confirmation of independence. All the Independent Non-Executive Directors meet the independence criteria set out in Rule 3.13 of the Listing Rules.

In accordance with the Company's Articles of Association, all newly appointed Directors shall hold office until the next following general meeting of the Company after their appointment and shall then be eligible for re-election. Every Director shall retire at the conclusion of the annual general meeting of the Company held in the third year following the year of his/her (i) last appointment by the Board, (ii) last election or (iii) last re-election, and shall be eligible for re-election subject to the provisions of the Articles of Association. All Non-Executive Directors and Independent Non-Executive Directors are appointed for a specific term of three years and are subject to retirement from office and re-election at least once every three years.

The Board regularly reviews the plans for orderly succession for appointments to the Board and its structure, size and composition. If the Board considers that it is necessary to appoint new Director(s), it will set down the relevant appointment criteria which may include, where applicable, the background, experience, professional skills, personal qualities, availability to commit to the affairs of the Company and, in case of Independent Non-Executive Director, the independence requirements set out in the Listing Rules from time to time. Nomination of new Director will normally be made by the Chairman and/or the Managing Director and subject to the Board's approval. External consultants may be engaged, if necessary, to access a wider range of potential candidate(s).

Newly appointed Director(s) will be given an induction on the information of the Group and a manual on the duties and responsibilities as a director of a listed company both under the Listing Rules and applicable laws.

The Company has arranged appropriate insurance cover in respect of legal action against the Directors and officers.

Board Committees

The Board has established a Committee of Executive Directors in September 1991 with delegated authority for reviewing and approving the day to day business operations and ordinary and usual course of business of the Company. This committee comprises all the Executive Directors of the Company.

The Company has also established the Audit Committee and the Remuneration Committee to deal with the following specific matters in the interest of all shareholders in an objective manner. Members of these two Committees comprise, except for the Chairman of the Remuneration Committee, entirely of Independent Non-Executive Directors.

	Audit Committee	Remuneration Committee
Committee Members	Mr. Lee Yick NAM* *(Chairman)* Ms. Linda Lai Chuen LOKE* Mr. Guy Man Guy WU*	Mr. Eddie Ping Chang HO# *(Chairman)* Mr. Lee Yick NAM* Ms. Linda Lai Chuen LOKE*
Major responsibilities and functions	– Consider the appointment and independence of external auditor. – Review and supervise the Group's financial reporting process, internal control and compliance. – Review and monitor the interim and annual financial statements before submission to the Board.	– Assist the Board for development and administration of the policy and procedure on the remuneration of the Directors and senior management of the Company.
Work performed during the year	– Considered and approved the terms of engagement of the external auditor and their remuneration. – Reviewed the annual financial statements for the year ended 30 June 2009 and the interim financial statements for the six months ended 31 December 2009. – Reviewed the work performed by the Internal Audit Department and the Group's internal control system.	– Reviewed the level of Directors' fees and made recommendation on the Directors' fees for the year ended 30 June 2010. – Reviewed the remuneration packages of the Executive Directors and approved the revision of the annual emoluments (basic salary plus contractual year-end bonus) of Messrs. Thomas Jefferson WU, Robert Van Jin NIEN, Albert Kam Yin YEUNG and William Wing Lam WONG, and Ir. Leo Kwok Kee LEUNG. Relevant details were disclosed in the 2009-2010 Interim Report of the Company.

Executive Director
* *Independent Non-Executive Director*

Attendance at Meetings

During the year under review, the attendance records of the Directors at Board Meetings, Audit Committee Meetings, Remuneration Committee Meetings and Annual General Meeting are as follows:

	Number of meetings attended/held			
	Board Meetings	**Audit Committee Meetings**	**Remuneration Committee Meeting**	**Annual General Meeting**
Number of meetings held	4	2	2	1
Executive Directors				
Sir Gordon WU GBS, KCMG, FICE *(Chairman)*	4 out of 4	N/A	N/A	1 out of 1
Mr. Eddie Ping Chang HO *(Remuneration Committee Chairman)*	4 out of 4	N/A	2 out of 2	1 out of 1
Mr. Thomas Jefferson WU	4 out of 4	N/A	N/A	1 out of 1
Mr. Josiah Chin Lai KWOK	4 out of 4	N/A	N/A	1 out of 1
Mr. Robert Van Jin NIEN	4 out of 4	N/A	N/A	1 out of 1
Mr. Albert Kam Yin YEUNG	4 out of 4	N/A	N/A	1 out of 1
Mr. David Yau-gay LUI (retired at the conclusion of 2009 Annual General Meeting held on 13 October 2009)	1 out of 1	N/A	N/A	0 out of 1
Mr. Eddie Wing Chuen HO Junior	4 out of 4	N/A	N/A	1 out of 1
Mr. Barry Chung Tat MOK (resigned on 31 December 2009)	2 out of 2	N/A	N/A	1 out of 1
Mr. William Wing Lam WONG	4 out of 4	N/A	N/A	1 out of 1
Ir. Leo Kwok Kee LEUNG	4 out of 4	N/A	N/A	1 out of 1
Non-Executive Directors				
Mr. Henry Hin Moh LEE	4 out of 4	N/A	N/A	1 out of 1
Lady WU	2 out of 4	N/A	N/A	1 out of 1
Mr. Carmelo Ka Sze LEE	3 out of 4	N/A	N/A	1 out of 1
Independent Non-Executive Directors				
Mr. Guy Man Guy WU	4 out of 4	2 out of 2	N/A	1 out of 1
Ms. Linda Lai Chuen LOKE	4 out of 4	2 out of 2	2 out of 2	1 out of 1
Mr. Lee Yick NAM *(Audit Committee Chairman)*	4 out of 4	2 out of 2	2 out of 2	1 out of 1

Remuneration Policy

The Company recognizes the need to implement a competitive remuneration policy in order to attract, retain and motivate the Directors and senior management to achieve the corporate targets. The remuneration package of the Executive Directors comprises some fixed elements: basic salary, provident fund contribution and other benefits including insurance cover, as well as bonus, share options and share awards which are performance related elements. No Director is allowed to approve his/her own remuneration.

The fixed elements of the Executive Directors' remuneration are reviewed annually and will take into account the job nature, responsibilities, experience and performance of the individual as well as prevailing market salary practices. Directors' fees for the current financial year had been approved by the shareholders at the last Annual General Meeting of the Company held on 13 October 2009.

Securities Transactions

The Company has adopted the Model Code as set out in Appendix 10 to the Listing Rules as its model code for securities transactions by the Company's Directors and relevant employees who are or may be in possession of unpublished price sensitive information. Based on the specific enquiry made, all Directors have confirmed that they have complied fully with the Model Code throughout the year.

Financial Reporting

The Directors recognize the responsibility for preparing the financial statements of the Group. The Directors consider that the Group has adequate resources to continue in business for the foreseeable future and are not aware of material uncertainties that may cast significant doubt on the Company's ability to continue as a going concern.

The responsibilities of the auditor with respect to the financial reporting are set out in the Independent Auditor's Report on pages 97 and 98 of this Annual Report.

External Auditor

The Company's external auditor is DTT. They are responsible for auditing and forming an independent opinion on the annual financial statements. The independence of the external auditor is monitored by the Audit Committee which is also responsible for making recommendations to the Board on the appointment of the external auditor as well as approving their terms of engagement and remuneration. Apart from the statutory audit of the annual financial statements, DTT was also engaged to perform a review on the interim financial statements of the Company for the six months ended 31 December 2009 as well as advising on tax compliance and related matters.

Further, pursuant to Rule 14A.38 of the Listing Rules, the Board engaged DTT to perform certain agreed upon procedures in respect of the continuing connected transactions as set out under the section headed "Continuing Connected Transactions" in the Report of the Directors.

During the year ended 30 June 2010, the fees payable by the Group to the external auditor in respect of audit and non-audit services provided by them were as follows:

	HK$'000
Audit services	5,722
Non-audit services:	
Taxation and advisory services	473
Others	964
	7,159

Internal Controls

The Board is of the opinion that a sound internal control system will contribute to the effectiveness and efficiency of operations, the reliability of financial reporting and the Group's compliance with applicable laws and regulations and will assist the Board in the management of any failure to achieve business objective.

The Group's internal control procedures include a comprehensive system for reporting information to the division head of each business unit and the Executive Directors.

Business plans and budgets are prepared annually by the management of each business unit and are subject to review and approval by the Executive Directors. Plans and budgets are reviewed on a quarterly basis to measure actual performance against the budget. When setting budgets and forecasts, management identifies, evaluates and reports on the likelihood and potential financial impact of significant business risks. Different guidelines and procedures have been established for the approval and control of operating expenditures, capital expenditures and the unbudgeted expenditures and acquisitions.

The Executive Directors review monthly management reports on the financial results and key operating statistics of each unit and hold periodical meetings with the senior management of each business unit and the finance team to review these reports, discuss business performance against budgets, forecasts and market conditions, and to address accounting and finance related matters.

The Board is responsible for the Group's system of internal controls and for reviewing its effectiveness through the Audit Committee. Evaluation of the Group's internal control is independently conducted by the Internal Audit Department on an on-going basis. Internal Audit Department reports to the Audit Committee at least twice every year on significant findings on internal controls.

For the year under review, the Board has through the Audit Committee reviewed the effectiveness of the Group's internal control system.

Investor Relations

The Group places a high regard on investor relations and dedicates to promote effective communication with investors. This is done by using different channels to disseminate information and receive feedbacks in a timely, accurate and comprehensive manner.

During the year under review, the Group regularly participated in various investor conferences, meetings and teleconferences to exchange ideas with investors and respond to their enquiries. Briefings for analysts are arranged on a regular basis to provide information on the Group's interim and final results announcements and recent business developments. Besides providing extensive information on the Group to investors and analysts, these meetings also enable the senior management to understand investors' expectations and concerns.

To ensure all investors have equal and timely access to its information, the Group disseminates corporate information such as final and interim result announcements and press releases on its website www.hopewellholdings.com promptly and in compliance with the relevant requirements. Comprehensive information on the Group's background and its projects are also available on the corporate website.

Looking ahead, the Group will continue to provide adequate information disclosure and maintain a high standard of corporate governance. By doing so, this will help build up investors' confidence in the Group. The Group will also continue to pursue a proactive approach in investor relations, with the ultimate goal of enhancing shareholder value.

The Directors have pleasure in presenting their annual report on the affairs of the Company and the Group together with the audited financial statements for the year ended 30 June 2010.

Principal Activities

The principal activity of the Company is investment holding and its subsidiaries are active in the fields of investment in infrastructure projects, property development and investment, property agency and management, hotel investment and management, restaurant operations and food catering.

Results

The results of the Group for the year ended 30 June 2010 are set out in the Consolidated Statement of Comprehensive Income on page 99.

Dividends

The Directors recommend the payment of a final dividend of HK54 cents (2009: HK58 cents) per share in respect of the year ended 30 June 2010.

Together with the interim dividend of HK45 cents per share (2009: interim dividend of HK40 cents per share and an extraordinary special interim dividend of HK330 cents per share) paid on 2 March 2010, total dividends for the year will be HK99 cents (2009: HK428 cents) per share.

Major Projects and Events

Details regarding major projects undertaken by the Group and events that have taken place during the year under review are incorporated under the section "Business Review" as set out on pages 20 to 48.

Share Capital

Movements in share capital of the Company during the year are set out in note 34 to the consolidated financial statements.

Share Premium and Reserves

Movements in share premium and reserves during the year are set out in the Consolidated Statement of Changes in Equity on page 103 and note 35 to the consolidated financial statements.

Distributable Reserve

The Company's distributable reserve at 30 June 2010 amounts to approximately HK$4,619 million (2009: HK$2,226 million) which represents retained profits of the Company as at that date.

Donations

Donations made by the Group during the year for charitable and other purposes amounted to HK$3,776,000 (2009: HK$7,337,000).

Fixed Assets

Movements in investment properties and property, plant and equipment during the year are set out in notes 16 and 17 to the consolidated financial statements respectively. Particulars regarding the major properties and property interests of the Group are set out on pages 165 and 166.

Major Customers and Suppliers

During the year, both the aggregate amount of purchases attributable to the Group's 5 largest suppliers and the aggregate amount of turnover attributable to the Group's 5 largest customers were less than 30% of total purchases and turnover of the Group respectively.

Directors and Senior Management

The Directors of the Company and their profiles as at the date of this report are set out on pages 11 to 17. Changes during the year and up to the date of this report are as follows:

Ir. Leo Kwok Kee LEUNG	(appointed on 1 July 2009)
Mr. David Yau-gay LUI	(retired on 13 October 2009)
Mr. Barry Chung Tat MOK	(resigned on 31 December 2009)

On 1 October 2009, Mr. Thomas Jefferson WU, formerly the Co-Managing Director of the Company, was re-designated as the Managing Director and Mr. Eddie Ping Chang HO, ceased to be the Managing Director of the Company. Mr. Eddie Ping Chang HO remains the Vice-Chairman and the Chairman of the Remuneration Committee of the Company.

Ir. Leo Kwok Kee LEUNG, who was appointed as a Non-Executive Director on 1 July 2009, was also re-designated as an Executive Director of the Company with effect from 1 October 2009.

In accordance with the Company's Articles of Association, every Director shall retire at the conclusion of the annual general meeting of the Company held in the third year following the year of his/her last election/re-election and shall be eligible for re-election subject to the provisions of the Articles of Association of the Company. Sir Gordon WU, Mr. Thomas Jefferson WU, Mr. Robert Van Jin NIEN, Mr. William Wing Lam WONG, Mr. Henry Hin Moh LEE, Mr. Carmelo Ka Sze LEE and Mr. Lee Yick NAM shall retire from office at the forthcoming annual general meeting. Except for Mr. Robert Van Jin NIEN who did not offer himself for re-election, the remaining retiring Directors, being eligible, offered themselves for re-election.

The businesses of the Group are respectively under the direct responsibility of the Executive Directors of the Company and HHI who are regarded as members of the Group's senior management.

Directors' Interest in Contracts of Significance

No contract of significance in relation to the Group's business to which the Company or any of its subsidiaries was a party or were parties and in which a Director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

Directors' Interests in Shares, Underlying Shares and Debentures

As at 30 June 2010, the interests and short positions of the Directors and chief executives of the Company in any shares, underlying shares or debentures of the Company or any of its associated corporations (as defined in Part XV of the SFO), as recorded in the register required to be kept by the Company under Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code were as follows:

(A) the Company[(i)]

Directors	Shares				Underlying shares of equity derivatives[(iv)]	Total Interests	% of issued share capital
	Personal interests (held as beneficial owner)	Family interests (interests of spouse or child under 18)	Corporate interests[(ii)] (interests of controlled corporation)	Other interests[(iii)]			
Sir Gordon WU	74,683,240	24,920,000[(v)]	111,650,000[(vi)]	30,680,000	–	241,933,240[(ix)]	27.61
Eddie Ping Chang HO	27,008,000	1,366,000	70,000	–	–	28,444,000	3.25
Thomas Jefferson WU	25,880,000	–	820,000	–	–	26,700,000	3.05
Josiah Chin Lai KWOK	1,275,000	–	–	–	–	1,275,000	0.15
Henry Hin Moh LEE	5,104,322	–	–	–	–	5,104,322	0.58
Robert Van Jin NIEN	828,000	–	–	–	–	828,000	0.09
Guy Man Guy WU	2,645,650	–	–	–	–	2,645,650	0.30
Lady WU	24,920,000	125,143,240[(vii)]	61,190,000[(viii)]	30,680,000	–	241,933,240[(ix)]	27.61
Linda Lai Chuen LOKE	–	1,308,981	–	–	–	1,308,981	0.15
Albert Kam Yin YEUNG	250,000	–	–	–	–	250,000	0.03
Eddie Wing Chuen HO Junior	608,000	–	–	–	–	608,000	0.07
Lee Yick NAM	90,000	–	–	–	–	90,000	0.01
William Wing Lam WONG	150,000	–	–	–	288,000	438,000	0.05

Notes:

(i) All interests in the shares and underlying shares of equity derivatives of the Company were long positions. None of the Directors or chief executives held any short position in the shares and underlying shares of equity derivatives of the Company.

(ii) The corporate interests were beneficially owned by companies in which the relevant Directors were deemed to be entitled under the SFO to exercise or control the exercise of one-third or more of the voting power at its general meeting.

(iii) The other interests in 30,680,000 shares represented the interests held by Sir Gordon WU jointly with his wife Lady WU.

(iv) The interests in underlying shares of equity derivatives represented interests in options granted to Directors under the 2003 Share Option Scheme to subscribe for shares of the Company, further details of which are set out in the section headed "Share Options of the Company".

(v) The family interests in 24,920,000 shares represented the interests of Lady WU.

(vi) The corporate interests in 111,650,000 shares held by Sir Gordon WU included the interests in 61,190,000 shares referred to in Note (viii) and 400,000 shares held through corporation controlled by a trust set up by Sir Gordon WU.

(vii) The family interests in 125,143,240 shares represented the interests of Sir Gordon WU. This figure included 50,060,000 shares held by Sir Gordon WU through corporations and 400,000 shares held through corporation controlled by a trust set up by Sir Gordon WU.

(viii) The corporate interests in 61,190,000 shares were held through corporations owned by Sir Gordon WU and Lady WU as to 50% each.

(ix) Sir Gordon WU and Lady WU were deemed under the SFO to have same interests with each other.

(B) Associated Corporation – HHI

Directors	HHI Shares Personal interests (held as beneficial owner)	Family interests (interests of spouse or child under 18)	Corporate interests[i] (interests of controlled corporation)	Other Interests	Total Interests	% of issued share capital
Sir Gordon WU	13,717,724	5,244,000[ii]	21,249,999[iii]	6,136,000[iv]	46,347,723[viii]	1.56
Eddie Ping Chang HO	4,751,000	275,000	14,000	–	5,040,000	0.17
Thomas Jefferson WU	13,436,000	–	164,000	–	13,600,000	0.46
Josiah Chin Lai KWOK	127,500	–	–	–	127,500	0.00
Henry Hin Moh LEE	789,960	–	–	–	789,960	0.03
Robert Van Jin NIEN	142,800	–	–	–	142,800	0.00
Guy Man Guy WU	264,565	–	–	–	264,565	0.01
Lady WU	5,244,000[v]	22,729,725[vi]	12,237,998[vii]	6,136,000[iv]	46,347,723[viii]	1.56
Linda Lai Chuen LOKE	–	130,898	–	–	130,898	0.00
Albert Kam Yin YEUNG	29,000	–	–	–	29,000	0.00
Eddie Wing Chuen HO Junior	60,800	–	–	–	60,800	0.00
Lee Yick NAM	9,000	–	–	–	9,000	0.00
William Wing Lam WONG	15,000	–	–	–	15,000	0.00
Leo Kwok Kee LEUNG	200,000	–	–	–	200,000	0.01

Notes:

(i) These HHI Shares were beneficially owned by companies in which the relevant Directors were deemed to be entitled under the SFO to exercise or control the exercise of one-third or more of the voting power at its general meeting.

(ii) The interests in 5,244,000 HHI Shares were interests held by Lady WU.

(iii) The corporate interests in 21,249,999 HHI Shares held by Sir Gordon WU included the corporate interests in 12,237,998 HHI Shares referred to in Note (vii).

(iv) The other interests in 6,136,000 HHI Shares represented the interests held jointly by Sir Gordon WU and Lady WU.

(v) The interests in 5,244,000 HHI Shares were personal interests beneficially owned by Lady WU and represented the same block of shares in Note (ii).

(vi) The family interests in 22,729,725 HHI Shares represented the interests of Sir Gordon WU. This figure included 9,012,001 HHI Shares held by Sir Gordon WU through corporations.

(vii) The corporate interests in 12,237,998 HHI Shares were held through corporations owned by Sir Gordon WU and Lady WU as to 50% each.

(viii) Sir Gordon WU and Lady WU were deemed under the SFO to have same interests with each other.

All the above interests in the shares of associated corporation were long positions.

Save as aforesaid, as at 30 June 2010, none of the Directors or chief executives had any other interests or short positions in shares, underlying shares and debentures of associated corporations which had been entered in the register kept by the Company pursuant to Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

Share Options of the Company

The shareholders of the Company approved the adoption of a new share option scheme (the "2003 Share Option Scheme") effective on 1 November 2003.

(A) The 2003 Share Option Scheme will expire on 31 October 2013, but any options then outstanding will continue to be exercisable. A summary of some of the principal terms of the 2003 Share Option Scheme is set out in (B) below.

(B) The 2003 Share Option Scheme is designated to provide the Company with a flexible means of giving incentive to, rewarding, remunerating, compensating and/or providing benefits to any eligible persons (including substantial shareholders of the Company, directors or employees or consultants, professionals or advisers of/to each member of the Group) and for such other purposes as the Board may approve from time to time.

Under the 2003 Share Option Scheme, the maximum number of shares in the Company in respect of which options may be granted (together with shares issued pursuant to options exercised and shares in respect of which any option remains outstanding) will not exceed 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of adoption of the 2003 Share Option Scheme, unless a fresh approval from the shareholders is obtained. The maximum entitlement of each participant under the 2003 Share Option Scheme in any 12-month period must not exceed 1% of the issued share capital of the Company. As at the date of this report, a total of 68,933,412 shares (representing approximately 7.87% of the issued share capital of the Company) are available for issue under the 2003 Share Option Scheme.

The period under which an option may be exercised will be determined by the Board in its discretion, save that an option shall expire not later than 10 years after the date of grant. Unless otherwise determined by the Board and specified in the offer letter at the time of the offer, there is no minimum period for which an option must be held before the option can be exercised. An option is open for acceptance for a period of 14 days from the date of offer. The amount payable on acceptance of an option is HK$1. The full amount of exercise price for the subscription of shares has to be paid upon exercise of an option. The exercise price for an option shall be such price as the Board may in its absolute discretion determine at the time of grant of the relevant option and shall be stated in the letter containing the offer of the grant of option. The exercise price shall not be less than the highest of (a) the closing price of the shares as stated in the Stock Exchange's daily quotations sheet on the date of grant (deemed to be the date of offer), which must be a business day; (b) the average closing price of the shares as stated in the Stock Exchange's daily quotations sheets for the 5 business days immediately preceding the date of grant; and (c) the nominal value of a share in the Company.

(C) Details of the movement of share options under the 2003 Share Option Scheme during the year ended 30 June 2010 were as follows:

	Date of grant	Exercise price per share (HK$)	Number of share options					Exercise period	Closing price before date of grant falling within the year (HK$)
			Outstanding at 01/07/2009	Granted during the year	Exercised during the year	Lapsed during the year	Outstanding at 30/06/2010		
Directors									
William Wing Lam WONG	10/10/2006	22.44	288,000	–	–	–	288,000	01/11/2007 -31/10/2013	N/A
Employees	10/10/2006	22.44	5,590,200	–	155,600	161,800	5,272,800	01/11/2007 -31/10/2013	N/A
Employees	15/11/2007	36.10	5,072,000	–	–	499,200	4,572,800	01/12/2008 -30/11/2014	N/A
Employees	24/07/2008	26.35	1,788,000	–	–	400,000	1,388,000	01/08/2009 -31/07/2015	N/A
Employees	11/03/2009	21.45	1,760,000	–	–	416,000	1,344,000	18/03/2010 -17/03/2016	N/A
Total			**14,498,200**	**-**	**155,600**	**1,477,000**	**12,865,600**		

No options were cancelled during the year.

The weighted average closing price of the shares on the dates immediately before the dates on which the options were exercised by the employees during the year was HK$24.91.

The options granted on 10 October 2006, 15 November 2007, 24 July 2008 and 11 March 2009 are exercisable in the following manner:

Maximum options exercisable	Exercise period
Granted on 10 October 2006	
20% of options granted	01/11/2007-31/10/2008
40%* of options granted	01/11/2008-31/10/2009
60%* of options granted	01/11/2009-31/10/2010
80%* of options granted	01/11/2010-31/10/2011
100%* of options granted	01/11/2011-31/10/2013
Granted on 15 November 2007	
20% of options granted	01/12/2008-30/11/2009
40%* of options granted	01/12/2009-30/11/2010
60%* of options granted	01/12/2010-30/11/2011
80%* of options granted	01/12/2011-30/11/2012
100%* of options granted	01/12/2012-30/11/2014
Granted on 24 July 2008	
20% of options granted	01/08/2009-31/07/2010
40%* of options granted	01/08/2010-31/07/2011
60%* of options granted	01/08/2011-31/07/2012
80%* of options granted	01/08/2012-31/07/2013
100%* of options granted	01/08/2013-31/07/2015
Granted on 11 March 2009	
20% of options granted	18/03/2010-17/03/2011
40%* of options granted	18/03/2011-17/03/2012
60%* of options granted	18/03/2012-17/03/2013
80%* of options granted	18/03/2013-17/03/2014
100%* of options granted	18/03/2014-17/03/2016

* including those not previously exercised

Share Options of HHI

(A) The share option scheme of HHI was approved by the written resolutions of the then sole shareholder of HHI passed on 16 July 2003 and approved by shareholders of the Company at an extraordinary general meeting held on 16 July 2003 (the "HHI Option Scheme"). The HHI Option Scheme will expire on 15 July 2013. A summary of some of the principal terms of the HHI Option Scheme is set out in (B) below.

(B) The purpose of the HHI Option Scheme is to provide HHI with a flexible means of giving incentive to, rewarding, remunerating, compensating and/or providing benefits to (i) any executive or non-executive directors including independent non-executive directors or any employees of each member of the HHI Group; (ii) any discretionary objects of a discretionary trust established by any employees, executive or non-executive directors of each member of the HHI Group; (iii) any consultants, professional and other advisers to each member of the HHI Group; (iv) any chief executives, or substantial shareholders of HHI; (v) any associates of director, chief executive or substantial shareholder of HHI and (vi) any employees of substantial shareholder of HHI or such other purposes as the HHI Board may approve from time to time.

Under the HHI Option Scheme, the maximum number of shares in HHI which may be issued upon exercise of all options to be granted under the HHI Option Scheme and any other share option scheme of HHI will not exceed 10% of the total number of shares of HHI in issue immediately following completion of the initial public offering, unless a fresh approval of shareholders of HHI is obtained. The maximum entitlement of each participant under the HHI Option Scheme in any 12-month period must not exceed 1% of the issued share capital of HHI. As at the date of this report, a total of 277,848,000 shares (representing 9.38% of the issued share capital of HHI) are available for issue under the HHI Option Scheme.

The period during which an option may be exercised will be determined by the HHI Board at its absolute discretion and shall expire not later than 10 years after the date of grant. Unless otherwise determined by the HHI Board and specified in the offer letter at the time of the offer, there is no minimum period for which an option must be held before the option can be exercised. An option is open for acceptance for a period of 28 days from the date of offer. The amount payable on acceptance of an option is HK$1. The full amount of exercise price for the subscription of shares has to be paid upon exercise of an option.

The exercise price for an option shall be such price as the HHI Board may in its absolute discretion determine and notified to a participant. The exercise price shall not be less than the highest of (a) the closing price of the shares as stated in the Stock Exchange's daily quotation sheet on the date of grant (or, if such date is not a business day, the next following business day ("Grant Date")); (b) the average closing price of the shares as stated in the Stock Exchange's daily quotations sheets for the 5 business days immediately preceding the Grant Date; and (c) the nominal value of a share in HHI.

(C) Details of the movement of share options under the HHI Option Scheme during the year ended 30 June 2010 were as follows:

			Number of HHI share options						
	Date of grant	**Exercise price per share (HK$)**	**Outstanding at 01/07/2009**	**Granted during the year**	**Exercised during the year**	**Lapsed during the year**	**Outstanding at 30/06/2010**	**Exercise period**	**Closing price before date of grant falling within the year (HK$)**
Employees of HHI	17/10/2006	5.858	4,440,000	–	–	–	4,440,000	01/12/2007 -30/11/2013	N/A
Employees of HHI	19/11/2007	6.746	760,000	–	–	400,000	360,000	01/12/2008 -30/11/2014	N/A
Employees of HHI	24/07/2008	5.800	400,000	–	–	–	400,000	01/08/2009 -31/07/2015	N/A
Total			**5,600,000**	**-**	**-**	**400,000**	**5,200,000**		

No options were cancelled during the year.

The options granted on 17 October 2006, 19 November 2007 and 24 July 2008 are exercisable in the following manner:

Maximum options exercisable	Exercise period
Granted on 17 October 2006	
20% of options granted	01/12/2007-30/11/2008
40%* of options granted	01/12/2008-30/11/2009
60%* of options granted	01/12/2009-30/11/2010
80%* of options granted	01/12/2010-30/11/2011
100%* of options granted	01/12/2011-30/11/2013
Granted on 19 November 2007	
20% of options granted	01/12/2008-30/11/2009
40%* of options granted	01/12/2009-30/11/2010
60%* of options granted	01/12/2010-30/11/2011
80%* of options granted	01/12/2011-30/11/2012
100%* of options granted	01/12/2012-30/11/2014
Granted on 24 July 2008	
20% of options granted	01/08/2009-31/07/2010
40%* of options granted	01/08/2010-31/07/2011
60%* of options granted	01/08/2011-31/07/2012
80%* of options granted	01/08/2012-31/07/2013
100%* of options granted	01/08/2013-31/07/2015

* including those not previously exercised

Share Awards of the Company

(A) The HHL Award Scheme was adopted by the Board on 25 January 2007. Unless terminated earlier by the Board, the HHL Award Scheme shall be valid and effective for a term of 15 years commencing on the HHL Adoption Date, provided that no new award shall be granted on or after the 10th anniversary of the HHL Adoption Date. A summary of some of the principal terms of the HHL Award Scheme is set out in (B) below.

(B) The purpose of the HHL Award Scheme is to recognize the contributions by certain employees (including without limitation employees who are also directors) of the Group and to give incentive in order to retain them for the continual operation and development of the Group and to attract suitable personnel for further development of the Group.

Under the HHL Award Scheme, the Board (or where the relevant selected employee is a Director, the Remuneration Committee) may, from time to time, at its absolute discretion and subject to such terms and conditions as it may think fit select an employee for participation in the HHL Award Scheme and determine the number of shares to be awarded. The Board shall not grant any award of shares which would result in the total number of shares which are the subject of awards granted by the Board under the HHL Award Scheme (but not counting any which have lapsed or have been forfeited) representing in aggregate over 10% of the issued share capital of the Company as at the date of such grant.

(C) During the year under review, cash dividend income amounting to HK$76,680 (2009: HK$1,920,000 and non-cash dividend income in the form of 7,200 ordinary shares in HHI) had been received in respect of the shares held upon the trust for the HHL Award Scheme and shall form part of the trust fund of such trust. The trustee may apply such cash or shares for the purchase of share which shall become returned shares for the purpose of the HHL Award Scheme, or apply such cash or shares to defray the fees, costs and expenses in relation to the establishment and administration of such scheme, or return such cash or shares to the Company, as the trustee in its absolute discretion shall at any time determine, after having taken into consideration recommendations of the remuneration committee of the Board.

(D) There were no awarded shares granted or outstanding during the year ended 30 June 2010.

Share Awards of HHI

(A) The HHI Award Scheme was adopted by the HHI Board on 25 January 2007 ("HHI Adoption Date"). Unless terminated earlier by the HHI Board, the HHI Award Scheme shall be valid and effective for a term of 15 years commencing on the HHI Adoption Date, provided that no new award shall be granted on or after the 10th anniversary of the HHI Adoption Date. A summary of some of the principal terms of the HHI Award Scheme is set out in (B) below.

(B) The purpose of the HHI Award Scheme is to recognize the contributions by certain employees (including without limitation employees who are also directors) of HHI Group and to give incentive in order to retain them for the continual operation and development of HHI Group and to attract suitable personnel for further development of HHI Group.

Under the HHI Award Scheme, the HHI Board (or where the relevant selected employee is a director of HHI, the remuneration committee of HHI) may, from time to time, at its absolute discretion and subject to such terms and conditions as it may think fit select an employee for participation in the HHI Award Scheme and determine the number of shares to be awarded. The HHI Board shall not grant any award of shares which would result in the total number of shares which are the subject of awards granted by the HHI Board under the HHI Award Scheme (but not counting any which have lapsed or have been forfeited) representing in aggregate over 10% of the issued share capital of HHI as at the date of such grant.

(C) There were no awarded shares granted or outstanding during the year ended 30 June 2010 and accordingly no dividend income was received in respect of shares hold upon the trust for the HHI Award Scheme (2009: HK$475,000) during the year under review.

Arrangements to Acquire Shares or Debentures

Save as disclosed in the previous sections headed "Share Options of the Company", "Share Options of HHI", "Share Awards of the Company" and "Share Awards of HHI", at no time during the year ended 30 June 2010 was the Company or any of its subsidiaries a party to any arrangements to enable the Directors to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate, and neither the Directors nor any of their spouses or children under the age of 18, had any right to subscribe for the securities of the Company, or had exercised any such right.

Directors' Remuneration

The Directors' fees are determined by shareholders at the annual general meeting and the other emoluments payable to Directors are determined by the Board with reference to the prevailing market practice, the Company's remuneration policy, the Directors' duties and responsibilities within the Group and contribution to the Group.

Service Contracts of Directors

No directors proposed for re-election at the forthcoming Annual General Meeting has a service contract with the Company or any of its subsidiaries which is not determinable by the employing company within one year without the payment of compensation (other than statutory compensation). All the Non-Executive Directors and Independent Non-Executive Directors of the Company are appointed for a fixed period but subject to retirement from office and re-election at the annual general meeting of the Company in accordance with the Company's Articles of Association.

Retirement and Pension Plan

To comply with the statutory requirements of the Mandatory Provident Fund Schemes Ordinance, the Group has set up the MPF Schemes. Mandatory contributions to these schemes are made by both the employers and employees at 5% of the employees' monthly relevant income capped at HK$20,000. The employees employed by the PRC subsidiaries are members of the state-managed retirement benefit schemes operated by the PRC government. The PRC subsidiaries are required to contribute a certain percentage of their payroll to the retirement benefit schemes to fund the benefits. The only obligation of the Group with respect to the retirement benefit schemes is to make the required contributions under the schemes. During the year, the Group made contributions to the MPF Schemes amounted to HK$8,970,000.

Management Contracts

No contract of significance concerning the management and administration of the whole or any substantial part of any business of the Company was entered into during the year or subsisted at the end of the year.

Substantial Shareholders

As at 30 June 2010, to the best knowledge of the Directors, the interests of persons (other than Directors and chief executives of the Company) in the shares and underlying shares of the Company as recorded in the register required to be kept under Section 336 of the SFO were as follows:

Name	Capacity	Number of shares (corporate interests)	% of issued share capital
Commonwealth Bank of Australia	Interests of controlled corporations	87,638,000	10%

Save as disclosed above and under the section headed "Directors' Interests in Shares, Underlying Shares and Debentures", the Company has not been notified of any other interests or short positions representing 5% or more of the issued share capital of the Company and recorded in the register maintained under section 336 of the SFO as at 30 June 2010.

Purchase, Sale or Redemption of Securities

During the year, the Company repurchased 2,835,500 shares on the Stock Exchange at an aggregate consideration of HK$63,779,125. All the repurchased shares were subsequently cancelled. The nominal value of the cancelled shares of HK$7,088,750 was credited to capital redemption reserve and the aggregate consideration was paid out from the Company's retained profits. Details of the repurchases are as follows:

Month of the repurchases	Total no. of the ordinary shares repurchased	Lowest price paid per share HK$	Highest price paid per share HK$	Aggregate consideration paid HK$
November 2009	662,500	24.00	24.45	16,043,750
December 2009	1,500	24.30	24.30	36,450
February 2010	42,000	22.40	22.40	940,800
March 2010	120,000	22.45	22.50	2,695,500
April 2010	536,000	23.10	23.45	12,490,500
May 2010	1,253,500	20.55	22.10	27,008,125
June 2010	220,000	20.55	20.90	4,564,000
Total	**2,835,500**			**63,779,125**

The purchases were made for the benefit of the shareholders with a view to enhancing the earnings per share of the Company.

Save as disclosed above, neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of the Company's listed securities during the year ended 30 June 2010.

Confirmation on Independence

The Company has received from each of the Independent Non-Executive Directors an annual confirmation of his/her independence pursuant to Rule 3.13 of the Listing Rules and still considers such Directors to be independent.

Continuing Connected Transactions – Management Agreements of Phase II West and Phase III West with Nan Yue

(A) Management Agreement of Phase II West

On 1 June 2007, West Route JV, a company in which the HHI Group and West Route PRC Partner each holds 50% interest, entered into a management agreement ("Phase II Management Agreement") with Nan Yue, a company incorporated in the PRC and its H shares are listed on the Stock Exchange.

Pursuant to the Phase II Management Agreement, Nan Yue would provide to West Route JV the material logistics services, consisting of the planning, procurement and logistics management of the main construction materials for Phase II West ("Phase II Material Logistics Services"). The appointment is effective from the date of execution of such agreement and continues for three years or until the completion of the supply of the materials, payment of all material fees and after audit by the relevant departments of West Route JV, whichever is earlier. The appointment may be extended by mutual agreement. The Phase II Management Agreement will terminate after the end of the term of appointment of Nan Yue and the expiry of the warranty period (which is 24 months after the completion of Phase II West). The service fee is 2.5% of the fee for the materials supplied for Phase II West and shall be paid on a quarterly basis after deduction of the 5% assurance fee; such assurance fee shall be repayable without interest to Nan Yue upon completion of the term of the Phase II Management Agreement. The material shall be purchased by Nan Yue from the relevant material suppliers and supplied to the contractors appointed by West Route JV for the construction of Phase II West ("Phase II Construction Contractors"). The material fee shall be payable by the Phase II Construction Contractors to Nan Yue. In the event that the relevant material supplier shall fail to supply the materials on time, upon approval by West Route JV, Nan Yue shall take such actions as may be required (including using its own material stock or making purchase separately) to resume the supply of materials for Phase II West.

Relevant details of the Phase II Management Agreement were disclosed in the announcement dated 1 June 2007 jointly made by the Company and HHI.

(B) Management Agreement of Phase III West with Nan Yue

On 24 May 2010, West Route JV entered into a management agreement with Nan Yue in relation to the management of the material-supply for Phase III West ("Phase III Management Agreement").

Pursuant to the Phase III Management Agreement, Nan Yue would provide to West Route JV the material logistics services, consisting of the planning, procurement and logistics management of the main construction materials for Phase III West ("Phase III Material Logistics Services"). The appointment is effective from the date of execution of such agreement and continues for three years or until the completion of the supply of the materials, payment of all material fees and after audit by the relevant departments of West Route JV, whichever is earlier. The appointment may be extended by mutual agreement. The Phase III Management Agreement will terminate after the end of the term of appointment of Nan Yue and the expiry of the warranty period (which is 24 months after the completion of Phase III West). The service fee is 2.5% of the fee for the materials supplied for Phase III West and shall be paid on a quarterly basis after deduction of the 5% assurance fee; such assurance fee shall be repayable without interest to Nan Yue upon completion of the term of the Phase III Management Agreement. The material shall be purchased by Nan Yue from the relevant material suppliers and supplied to the contractors appointed by West Route JV for the construction of Phase III West ("Phase III Construction Contractors"). The material fee shall be payable by the Phase III Construction Contractors to Nan Yue. In the event that the relevant material supplier shall fail to supply the materials on time, upon approval by West Route JV, Nan Yue shall take such actions as may be required (including using its own material stock or making purchase separately) to resume the supply of materials for Phase III West.

Relevant details of the Phase III Management Agreement were disclosed in the announcement dated 24 May 2010 jointly made by the Company and HHI.

Pursuant to the Listing Agreement between HHI and the Stock Exchange and the letter dated 7 August 2003 from the Company to the Stock Exchange, West Route JV, being a Sino-foreign co-operative joint venture enterprise jointly controlled by the HHI Group and West Route PRC Partner, is deemed to be a subsidiary of HHI and the Company for the purposes of the then Chapter 14 of the Listing Rules (which has been subdivided into Chapters 14 and 14A since revisions of the Listing Rules came into effect on 31 March 2004).

West Route PRC Partner currently has a 50% interest in West Route JV and a 52% interest in Guangzhou-Shenzhen-Zhuhai Superhighway Company Limited (which is a Sino-foreign co-operative joint venture between West Route PRC Partner and a subsidiary of HHI). West Route PRC Partner is a state-owned enterprise wholly owned by and under the administration of GPCG, which is in turn a state-owned enterprise established by the Guangdong Provincial Government. Nan Yue is a subsidiary of GPCG and is accordingly deemed to be a connected person of HHI and the Company for the purposes of Chapter 14A of the Listing Rules. Therefore, the transactions contemplated under the Phase II Management Agreement and the Phase III Management Agreement (collectively the "Management Agreements") constitute continuing connected transactions of HHI and the Company under the Listing Rules.

Pursuant to Rule 14A.25 of the Listing Rules, the Phase III Management Agreement is to be aggregated with the Phase II Management Agreement and treated as if they were one transaction.

Phase II West was completed in June 2010 and the Phase II Management Agreement expired on 31 May 2010. The service fee paid and payable to Nan Yue for the Phase II Material Logistics Services provided during the year ended 30 June 2010 under the Phase II Management Agreement was RMB9 million (2009: RMB12 million). The HHI Group did not incur any fees for the Phase III Material Logistics Services during the year ended 30 June 2010.

The Independent Non-executive Directors of the Company have reviewed and confirmed that the Phase II Material Logistics Services and Phase III Material Logistics Services provided by Nan Yue for the financial year ended 30 June 2010 have been entered into in the ordinary and usual course of business of the Group; on normal commercial terms; and in accordance with the Management Agreements on terms that are fair and reasonable and in the interests of the shareholders of the Company as a whole.

Further, pursuant to Rule 14A.38 of the Listing Rules, the Board engaged DTT, the auditor of the Company, to perform certain agreed upon procedures in respect of the Phase II Material Logistics Services and Phase III Material Logistics Services provided by Nan Yue. DTT has reported the factual findings to the Board based on those agreed procedures that (i) the Phase II Material Logistics Services and Phase III Material Logistics Services have received the approval of the Board, (ii) the amount of the fees for the Phase II Material Logistics Services and Phase III Material Logistics Services for the year ended 30 June 2010 did not exceed the cap of RMB9 million and RMB5 million respectively (in aggregate RMB14 million) as disclosed in the announcement dated 24 May 2010 jointly made by the Company and HHI, and (iii) the Phase II Material Logistics Services and Phase III Material Logistics Services transactions have been entered into in accordance with the terms of the Management Agreements governing the continuing connected transactions.

Save as disclosed above, related party transactions that did not constitute connected transactions or continuing connected transactions made during the year are disclosed in note 42 to the consolidated financial statements.

Public Float

Based on the information that is publicly available to the Company and within the knowledge of the Directors, as at the date of this report, there is sufficient public float of more than 25% of the Company's issued shares as required under the Listing Rules.

Disclosure under Chapter 13 of the Listing Rules

The Sino-foreign co-operative joint venture enterprises jointly controlled by the HHI Group and the PRC joint venture partners which operate toll expressways and infrastructure projects have, following the listing of HHI on the Stock Exchange in 2003, been deemed as subsidiaries of the Company for the purpose of the disclosure requirements under Chapter 13 of the Listing Rules. Accordingly, information on advances and financial assistance to such joint venture enterprises is no longer required under Rules 13.13, 13.16, 13.20 and 13.22 of the Listing Rules to be specifically disclosed in the annual report.

Change in Information of Directors

Mr. Guy Man Guy WU and Mr. Lee Yick NAM, Independent Non-executive Directors of the Company, and Mr. Carmelo Ka Sze LEE, Non-executive Director of the Company, were appointed as members of a special task force formed during the year to review and opine on the findings of a consultancy firm engaged jointly by the Company and HHI to conduct a review of the management model of the corporate functions of the Group and HHI. In consideration of the extra time and efforts to be spent by Messrs. Guy Man Guy WU, Carmelo Ka Sze LEE and Lee Yick NAM, the Board approved an extra emolument of HK$10,000 be paid to each of them for attending each meeting of the special task force, up to a maximum of six meetings. Up to the date of this report, the aforementioned Directors attended one meeting of the special task force held on 3 August 2010.

Upon confirmations obtained from Directors and specific enquiry made by the Company, save as otherwise set out in this Report, there is no change in the information of the Directors required to be disclosed pursuant to Rule 13.51B(1) of the Listing Rules since the Company's last published interim report.

Auditor

A resolution to re-appoint Messrs. Deloitte Touche Tohmatsu as auditor of the Company will be proposed at the forthcoming annual general meeting.

On behalf of the Board

Sir Gordon Ying Sheung WU GBS, KCMG, FICE
Chairman

Hong Kong, 31 August 2010



CORPORATE INFORMATION

Board of Directors

Sir Gordon Ying Sheung WU GBS, KCMG, FICE
Chairman
Mr. Eddie Ping Chang HO*
Vice Chairman
Mr. Thomas Jefferson WU
Managing Director
Mr. Josiah Chin Lai KWOK
Deputy Managing Director
Mr. Henry Hin Moh LEE#
Mr. Robert Van Jin NIEN
Mr. Guy Man Guy WU##
Lady WU Ivy Sau Ping KWOK JP#
Ms. Linda Lai Chuen LOKE##
Mr. Albert Kam Yin YEUNG
Mr. Carmelo Ka Sze LEE#
Mr. Eddie Wing Chuen HO Junior
Mr. Lee Yick NAM##
Mr. William Wing Lam WONG
Ir. Leo Kwok Kee LEUNG

* *Also as Alternate Director to Sir Gordon Ying Sheung WU and Lady WU Ivy Sau Ping KWOK*
\# *Non-Executive Directors*
\## *Independent Non-Executive Directors*

Audit Committee

Mr. Lee Yick NAM
Chairman
Ms. Linda Lai Chuen LOKE
Mr. Guy Man Guy WU

Remuneration Committee

Mr. Eddie Ping Chang HO
Chairman
Mr. Lee Yick NAM
Ms. Linda Lai Chuen LOKE

Company Secretary

Mr. Richard Cho Wa LAW

Registered Office

64th Floor, Hopewell Centre
183 Queen's Road East, Hong Kong
Tel: (852) 2528 4975
Fax: (852) 2861 2068

Solicitors

Woo, Kwan, Lee & Lo

Auditor

Deloitte Touche Tohmatsu

Listing Information

The Stock Exchange of Hong Kong Limited
Ordinary Shares (Stock Code: 54)

Principal Bankers+

Agricultural Bank of China Limited
Bank of China Limited
Bank of China (Hong Kong) Limited
Bank of Communications Co., Limited
The Bank of East Asia, Limited
The Bank of Tokyo-Mitsubishi UFJ, Limited
BNP Paribas
Credit Agricole Corporate and
Investment Bank
China CITIC Bank Corporation Limited
China Construction Bank Corporation
China Development Bank
China Everbright Bank Corporation Limited
China Merchants Bank Co., Limited

Principal Bankers[+] (continued)

Chong Hing Bank Limited
Citibank, N.A.
DBS Bank Limited
Export Development Canada
Guangdong Development Bank Co., Limited
Hang Seng Bank Limited
The Hongkong and Shanghai Banking Corporation Limited
Hua Nan Commercial Bank, Limited
Industrial and Commercial Bank of China Limited
Industrial and Commercial Bank of China (Asia) Limited
Luso International Banking Limited
Malayan Banking Berhad
Mizuho Corporate Bank, Limited
Nanyang Commercial Bank, Limited
Oversea-Chinese Banking Corporation Limited
Shanghai Commercial Bank Limited
Shenzhen Development Bank Co., Limited
Sumitomo Mitsui Banking Corporation
Tai Fung Bank Limited
Wing Lung Bank Limited

\+ *names are in alphabetical order*

Share Registrar and Transfer Office

Computershare Hong Kong Investor Services Limited
Shops 1712–1716, 17th Floor,
Hopewell Centre
183 Queen's Road East, Wanchai,
Hong Kong
Tel: (852) 2862 8555
Fax: (852) 2529 6087

American Depositary Receipt

CUSIP No.	439555301
Trading Symbol	HOWWY
ADR to share ratio	1:1
Depositary Bank	Citibank, N.A., U.S.A.

Investor Relations

Investor Relations Manager
Tel: (852) 2863 4340
Fax: (852) 2861 2068
Email: ir@hopewellholdings.com

Website

www.hopewellholdings.com

Note: In the case of any inconsistency between the Chinese translation and the English text of this Annual Report, the English text shall prevail.

CONTENTS

Deloitte.
德勤

TO THE MEMBERS OF HOPEWELL HOLDINGS LIMITED
(incorporated in Hong Kong with limited liability)

We have audited the consolidated financial statements of Hopewell Holdings Limited (the "Company") and its subsidiaries (collectively referred to as the "Group") set out on pages 99 to 164, which comprise the consolidated and Company statements of financial position as at 30 June 2010, and the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Directors' responsibility for the consolidated financial statements

The directors of the Company are responsible for the preparation and the true and fair presentation of these consolidated financial statements in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit and to report our opinion solely to you, as a body, in accordance with section 141 of the Hong Kong Companies Ordinance and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and true and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 30 June 2010 and of the Group's profit and cash flows for the year then ended in accordance with Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

Deloitte Touche Tohmatsu
Certified Public Accountants

Hong Kong
31 August 2010

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the year ended 30 June 2010

	NOTES	2009 HK$'000	2010 HK$'000
Turnover	5	967,841	**1,373,665**
Cost of sales and services		(466,026)	**(707,275)**
		501,815	**666,390**
Other income	7	135,991	**42,204**
Selling and distribution costs		(51,281)	**(57,578)**
Administrative expenses		(305,105)	**(297,729)**
Other expenses	8	(7,337)	**(3,776)**
Gain arising from changes in fair value of investment properties under construction up to completion of development		–	**2,238,253**
Gain recognised on transfer of property to investment properties upon completion of development		510,847	**–**
Gain arising from changes in fair value of completed investment properties		209,359	**1,548,465**
Write back of warranty provision	40(a)	–	**30,093**
Gain arising from distribution in specie of shares in a subsidiary	13	143,572	**–**
Finance costs	9	(35,270)	**(35,182)**
Share of profits of			
Jointly controlled entities	10	1,109,292	**1,194,625**
Associates		6,858	**1,865**
Profit before taxation	11	2,218,741	**5,327,630**
Income tax expense	12	(221,278)	**(790,759)**
Profit for the year		1,997,463	**4,536,871**
Other comprehensive income:			
Exchange differences arising on translation of financial statements of subsidiaries and jointly controlled entities		(42,029)	**59,982**
Loss arising from changes in fair value of available-for-sale investments		(9,910)	**(3,956)**
Investment revaluation reserve reclassified to profit or loss on disposal of available-for-sale investments		(1,873)	**(2,515)**
Other comprehensive (expense) income for the year		(53,812)	**53,511**
Total comprehensive income for the year		1,943,651	**4,590,382**
Profit for the year attributable to:			
Owners of the Company		1,680,851	**4,222,817**
Non-controlling interests		316,612	**314,054**
		1,997,463	**4,536,871**
Total comprehensive income attributable to:			
Owners of the Company		1,629,902	**4,262,521**
Non-controlling interests		313,749	**327,861**
		1,943,651	**4,590,382**
		HK$	HK$
Earnings per share	14		
Basic		1.90	**4.81**
Diluted		1.90	**4.81**

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

At 30 June 2010

	NOTES	2009 HK$'000	2010 HK$'000
ASSETS			
Non-current Assets			
Investment properties	16	9,239,700	**10,582,471**
Property, plant and equipment	17	570,037	**693,438**
Prepaid land lease payments	18	909,485	**758,358**
Properties under development	21	381,783	**202,664**
Interests in jointly controlled entities	22	6,704,998	**7,038,032**
Interests in associates	23	27,042	**26,616**
Loan receivable		3,064	**2,327**
Available-for-sale investments	24	33,318	**26,847**
Amounts due from jointly controlled entities	25	25,000	**1,600,126**
		17,894,427	**20,930,879**
Current Assets			
Inventories	26	15,333	**17,189**
Stock of properties	27		
Under development		407,596	**446,720**
Completed		96,254	**44,210**
Prepaid land lease payments	18	10,572	**6,373**
Trade and other receivables	28	29,111	**174,217**
Deposits and prepayments		51,183	**39,901**
Bank balances and cash held by:	29		
Hopewell Holdings Limited and its subsidiaries (excluding HHI Group)		2,502,685	**994,060**
Hopewell Highway Infrastructure Limited and its subsidiaries ("HHI Group")		2,775,222	**2,474,859**
		5,887,956	**4,197,529**
Assets classified as held for sale (Broadwood Twelve)	16(d)	–	**3,050,000**
		5,887,956	**7,247,529**
Total Assets		23,782,383	**28,178,408**

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (continued)

At 30 June 2010

	NOTES	2009 HK$'000	2010 HK$'000
EQUITY AND LIABILITIES			
Capital and Reserves			
Share capital	34	2,197,373	**2,190,673**
Share premium and reserves	35	17,185,571	**20,502,301**
Equity attributable to owners of the Company		19,382,944	**22,692,974**
Non-controlling interests		2,604,451	**2,610,483**
Total Equity		21,987,395	**25,303,457**
Non-current Liabilities			
Warranty provision	40(a)	84,059	**53,966**
Deferred tax liabilities	36	1,075,227	**1,739,223**
Amount due to a minority shareholder of a subsidiary	33	61,929	**63,942**
		1,221,215	**1,857,131**
Current Liabilities			
Trade and other payables	30	370,551	**439,038**
Rental and other deposits		156,290	**478,453**
Amounts due to associates	31	9,741	**9,533**
Amount due to a jointly controlled entity	31	2,243	**4,700**
Tax liabilities		34,948	**62,495**
		573,773	**994,219**
Liabilities associated with assets classified as held for sale	16(d)	–	**23,601**
		573,773	**1,017,820**
Total Liabilities		1,794,988	**2,874,951**
Total Equity and Liabilities		23,782,383	**28,178,408**

Thomas Jefferson WU
Managing Director

Josiah Chin Lai KWOK
Deputy Managing Director

COMPANY STATEMENT OF FINANCIAL POSITION

At 30 June 2010

	NOTES	2009 HK$'000	2010 HK$'000
ASSETS			
Non-current Assets			
Investments in subsidiaries	19	895,426	**1,048,982**
Amounts due from subsidiaries	20	9,498,304	**13,600,421**
Investments in associates	23	401	**5**
Available-for-sale investments	24	3,000	**3,197**
		10,397,131	**14,652,605**
Current Assets			
Trade and other receivables		1,439	**1,421**
Deposits and prepayments		4,037	**337**
Amounts due from subsidiaries	32	1,252,940	**1,281,551**
Bank balances and cash	29	1,964,150	**31,610**
		3,222,566	**1,314,919**
Total Assets		13,619,697	**15,967,524**
EQUITY AND LIABILITIES			
Capital and Reserves			
Share capital	34	2,197,373	**2,190,673**
Share premium and reserves	35	11,119,302	**13,535,727**
		13,316,675	**15,726,400**
Current Liabilities			
Trade and other payables		8,603	**6,408**
Amounts due to associates	31	9,741	**9,533**
Amounts due to subsidiaries	32	284,678	**225,183**
Total Liabilities		303,022	**241,124**
Total Equity and Liabilities		13,619,697	**15,967,524**

Thomas Jefferson WU
Managing Director

Josiah Chin Lai KWOK
Deputy Managing Director

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended 30 June 2010

	Attributable to owners of the Company													*Attributable to non-controlling interests*				
	Share capital HK$'000	*Share premium HK$'000*	*Capital redemption reserve HK$'000*	*Capital reserve HK$'000*	*Translation reserve HK$'000*	*PRC statutory reserves HK$'000*	*Property revaluation reserve HK$'000*	*Investment revaluation reserve HK$'000*	*Share option reserve HK$'000*	*Share award reserve HK$'000*	*Shares held for share award scheme HK$'000*	*Retained profits HK$'000*	*Sub-total HK$'000*	*Share option reserve of HHI HK$'000*	*Share award reserve of HHI HK$'000*	*Share of net assets of subsidiaries HK$'000*	*Sub-total HK$'000*	*Total HK$'000*
At 1 July 2008	2,230,806	8,716,920	25,933	83,010	366,946	81,952	10,875	26,418	37,806	5,308	(11,923)	11,472,962	23,047,013	2,378	1,124	3,232,569	3,236,071	26,283,084
Profit for the year	-	-	-	-	-	-	-	-	-	-	-	1,680,851	1,680,851	-	-	316,612	316,612	1,997,463
Other comprehensive expense for the year	-	-	-	-	(39,166)	-	-	(11,783)	-	-	-	-	(50,949)	-	-	(2,863)	(2,863)	(53,812)
Total comprehensive (expense) income for the year	-	-	-	-	(39,166)	-	-	(11,783)	-	-	-	1,680,851	1,629,902	-	-	313,749	313,749	1,943,651
Issue of shares	5,655	47,313	-	-	-	-	-	-	(6,958)	-	-	-	46,010	-	-	-	-	46,010
Shares issue expenses	-	(35)	-	-	-	-	-	-	-	-	-	-	(35)	-	-	-	-	(35)
Repurchase of own shares	(39,088)	-	39,088	-	-	-	-	-	-	-	-	(361,468)	(361,468)	-	-	-	-	(361,468)
Repurchase of HHI's shares by HHI	-	-	-	-	-	-	-	-	-	-	-	(10,636)	(10,636)	-	-	(27,210)	(27,210)	(37,846)
Recognition of equity-settled share-based payments	-	-	-	-	-	-	-	-	25,619	2,169	-	-	27,788	729	432	491	1,652	29,440
Shares vested under the share award schemes of the Group	-	-	-	-	-	-	-	-	-	(7,477)	9,745	(2,697)	(429)	-	(1,556)	(783)	(2,339)	(2,768)
Forfeiture of vested share option	-	-	-	-	-	-	-	-	-	-	-	133	133	(133)	-	-	(133)	-
Acquisition of additional interest in a subsidiary	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(1,203)	(1,203)	(1,203)
Dividends paid to minority shareholders	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(1,157,244)	(1,157,244)	(1,157,244)
Transfers between reserves	-	-	-	(73,000)	15,000	423	-	-	-	-	-	57,577	-	-	-	-	-	-
Dividends recognised as distribution during the year *(note 13)*	-	-	-	-	-	-	-	-	-	-	-	(4,995,334)	(4,995,334)	-	-	241,108	241,108	(4,754,226)
At 30 June 2009	2,197,373	8,764,198	65,021	10,010	342,780	82,375	10,875	14,635	56,467	-	(2,178)	7,841,388	19,382,944	2,974	-	2,601,477	2,604,451	21,987,395
Profit for the year	-	-	-	-	-	-	-	-	-	-	-	4,222,817	4,222,817	-	-	314,054	314,054	4,536,871
Other comprehensive income (expense) for the year	-	-	-	-	46,175	-	-	(6,471)	-	-	-	-	39,704	-	-	13,807	13,807	53,511
Total comprehensive income (expense) for the year	-	-	-	-	46,175	-	-	(6,471)	-	-	-	4,222,817	4,262,521	-	-	327,861	327,861	4,590,382
Issue of shares	389	3,842	-	-	-	-	-	-	(739)	-	-	-	3,492	-	-	-	-	3,492
Shares issue expenses	-	(3)	-	-	-	-	-	-	-	-	-	-	(3)	-	-	-	-	(3)
Repurchase of own shares	(7,089)	-	7,089	-	-	-	-	-	-	-	-	(63,952)	(63,952)	-	-	-	-	(63,952)
Recognition of equity-settled share-based payments	-	-	-	-	-	-	-	-	12,931	-	-	-	12,931	98	-	42	140	13,071
Forfeiture of vested share options	-	-	-	-	-	-	-	-	-	-	-	54	54	(54)	-	-	(54)	-
Dividends paid to minority shareholders	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(321,915)	(321,915)	(321,915)
Transfers between reserves	-	-	-	-	-	15,064	-	-	-	-	-	(15,064)	-	-	-	-	-	-
Dividends recognised as distribution during the year *(note 13)*	-	-	-	-	-	-	-	-	-	-	-	(905,013)	(905,013)	-	-	-	-	(905,013)
At 30 June 2010	**2,190,673**	**8,768,037**	**72,110**	**10,010**	**388,955**	**97,439**	**10,875**	**8,164**	**68,659**	-	**(2,178)**	**11,080,230**	**22,692,974**	**3,018**	-	**2,607,465**	**2,610,483**	**25,303,457**

CONSOLIDATED STATEMENT OF CASH FLOWS

For the year ended 30 June 2010

	2009 HK$'000	2010 HK$'000
OPERATING ACTIVITIES		
Profit before taxation	2,218,741	**5,327,630**
Adjustments for:		
Amortisation of prepaid land lease payments	2,845	**2,845**
Depreciation of property, plant and equipment	46,681	**52,904**
Finance costs	35,270	**35,182**
Gain arising from changes in fair value of investment properties under construction up to completion of development	–	**(2,238,253)**
Gain recognised on transfer of property to investment properties upon completion of development	(510,847)	**–**
Gain arising from changes in fair value of completed investment properties	(209,359)	**(1,548,465)**
Gain arising from distribution in specie of shares in a subsidiary	(143,572)	**–**
Gain on disposal of an associate	–	**(23)**
Gain on disposal of available-for-sale investments	(1,873)	**(2,515)**
Interest income	(115,359)	**(13,252)**
Loss on disposal of property, plant and equipment	217	**75**
Share-based payment expense	29,440	**13,071**
Share of profits of		
Jointly controlled entities	(1,109,292)	**(1,194,625)**
Associates	(6,858)	**(1,865)**
Write back of warranty provision	–	**(30,093)**
Operating cash flows before movements in working capital	236,034	**402,616**
Decrease (increase) in inventories	3,124	**(1,856)**
(Increase) decrease in stock of properties	(122,740)	**20,345**
Increase in trade and other receivables, and deposits and prepayments	(9,530)	**(3,569)**
(Decrease) increase in trade and other payables, and rental and other deposits	(65,413)	**360,763**
Cash generated from operations	41,475	**778,299**
Tax paid		
Hong Kong Profits Tax	(28,145)	**(25,529)**
Taxation elsewhere	(1,616)	**(79,446)**
NET CASH FROM OPERATING ACTIVITIES	11,714	**673,324**

CONSOLIDATED STATEMENT OF CASH FLOWS (continued)

For the year ended 30 June 2010

	NOTE	2009 HK$'000	2010 HK$'000
INVESTING ACTIVITIES			
Interest received		119,936	**11,237**
Dividends received		1,104,668	**1,070,719**
Acquisition of a subsidiary (net of cash and cash equivalents)	37	(208,007)	**-**
Additions to investment properties		(35,159)	**(234,512)**
Additions to property, plant and equipment		(57,757)	**(65,086)**
Additions to prepaid land lease payments		(39,432)	**(72,721)**
Additions to properties under development		(191,036)	**(14,032)**
Investments in jointly controlled entities		(111,978)	**(247,036)**
Repayments from jointly controlled entities		55,029	**-**
Advances to jointly controlled entities		(25,000)	**(1,645,448)**
Repayments to associates		(124)	**(208)**
Proceeds from disposal of an associate		-	**508**
Proceeds from disposal of available-for-sale investments		21,868	**9,846**
Net proceeds received on disposal of property, plant and equipment		202	**40**
Acquisition of available-for-sale investments		-	**(7,331)**
Acquisition of additional interest in a subsidiary		(39,049)	**-**
NET CASH FROM (USED IN) INVESTING ACTIVITIES		594,161	**(1,194,024)**
FINANCING ACTIVITIES			
Dividends and distributions paid to			
Owners of the Company		(4,610,654)	**(905,013)**
Minority shareholders		(1,157,244)	**(321,915)**
Net proceeds from issue of shares by the Company		45,975	**3,489**
Repurchase of shares		(361,468)	**(63,952)**
Advance from a jointly controlled entity		2,243	**2,457**
Loan arrangement fees and bank charges paid		(29,105)	**(28,174)**
NET CASH USED IN FINANCING ACTIVITIES		(6,110,253)	**(1,313,108)**
NET DECREASE IN CASH AND CASH EQUIVALENTS		(5,504,378)	**(1,833,808)**
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR		10,782,361	**5,277,907**
EFFECT OF FOREIGN EXCHANGE RATE CHANGES		(76)	**24,820**
CASH AND CASH EQUIVALENTS AT END OF THE YEAR, representing bank balances and cash		5,277,907	**3,468,919**

1. GENERAL

The Company is a public limited liability company incorporated in Hong Kong and its shares are listed on The Stock Exchange of Hong Kong Limited ("Hong Kong Stock Exchange"). The address of the registered office and principal place of business of the Company is 64th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

The consolidated financial statements are presented in Hong Kong dollars, which is also the functional currency of the Company.

The principal activities of the Company and its subsidiaries (collectively referred to as "the Group") are investment in toll road and power plant, property development and investment, property agency and management, hotel investment and management, restaurant operations and food catering.

2. APPLICATION OF NEW AND REVISED HONG KONG FINANCIAL REPORTING STANDARDS ("HKFRSs")

In the current year, the Group has applied the following new and revised Standards, Amendments and Interpretations ("new and revised HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA").

HKAS 1 (Revised 2007)	Presentation of Financial Statements
HKAS 23 (Revised 2007)	Borrowing Costs
HKAS 27 (Revised 2008)	Consolidated and Separate Financial Statements
HKAS 32 & 1 (Amendments)	Puttable Financial Instruments and Obligations Arising on Liquidation
HKAS 39 (Amendment)	Eligible Hedged Items
HKFRS 1 & HKAS 27 (Amendments)	Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate
HKFRS 2 (Amendment)	Vesting Conditions and Cancellations
HKFRS 3 (Revised)	Business Combinations
HKFRS 7 (Amendment)	Improving Disclosures about Financial Instruments
HKFRS 8	Operating Segments
HK(IFRIC)-Int 9 & HKAS 39 (Amendments)	Embedded Derivatives
HK(IFRIC)-Int 15	Agreements for the Construction of Real Estate
HK(IFRIC)-Int 16	Hedges of a Net Investment in a Foreign Operation
HK(IFRIC)-Int 17	Distributions of Non-cash Assets to Owners
HK(IFRIC)-Int 18	Transfers of Assets from Customers
HKFRSs (Amendments)	Improvements to HKFRSs issued in 2008
HKFRSs (Amendments)	Improvements to HKFRSs issued in 2009 in relation to the amendments to HKFRS 2, HKAS 38, Paragraph 80 to HKAS 39, HK(IFRIC)-Int 9 and HK(IFRIC)-Int 16

Application of new and revised HKFRSs with no impact to financial statements for current year or prior periods

The Group applies HKFRS 3 (Revised) *Business Combinations* prospectively to business combinations for which the acquisition date is on or after 1 January 2010. The requirements in HKAS 27 (Revised) *Consolidated and Separate Financial Statements* in relation to accounting for changes in ownership interests in a subsidiary after control is obtained and for loss of control of a subsidiary are also applied prospectively by the Group on or after 1 January 2010.

2. APPLICATION OF NEW AND REVISED HONG KONG FINANCIAL REPORTING STANDARDS ("HKFRSs") (continued)

Application of new and revised HKFRSs with no impact to financial statements for current year or prior periods (continued)

As there was no transaction during the current year in which HKFRS 3 (Revised) and HKAS 27 (Revised) are applicable, the application of HKFRS 3 (Revised), HKAS 27 (Revised) and the consequential amendments to other HKFRSs had no effect on the consolidated financial statements of the Group for the current or prior accounting periods.

Results of the Group in future periods may be affected by future transactions for which HKFRS 3 (Revised), HKAS 27 (Revised) and the consequential amendments to the other HKFRSs are applicable.

Except as described below, the adoption of new and revised HKFRSs has had no material effect on the consolidated financial statements of the Group for the current or prior accounting periods.

New and revised HKFRSs affecting presentation and disclosure only

HKAS 1 (Revised 2007) Presentation of Financial Statements

HKAS 1 (Revised 2007) has introduced terminology changes (including revised titles for the consolidated financial statements) and changes in the format and content of the consolidated financial statements.

HKFRS 8 Operating Segments

HKFRS 8 is a disclosure standard that has resulted in a redesignation of the Group's reportable segments and changes in the basis of measurement of segment revenue and segment results (see note 6).

Improvement Disclosures about Financial Instruments (Amendments to HKFRS 7 Financial Instruments: Disclosures)

The amendments to HKFRS 7 expand the disclosures required in relation to fair value measurements in respect of financial instruments which are measured at fair value. The Group has not provided comparative information for the expanded disclosures in accordance with the transitional provision set out in the amendments. The amendments also expand and amend the disclosures required in relation to liquidity risk.

New and revised HKFRSs affecting the reported results and/or financial position

Amendments to HKAS 40 Investment Property

As part of *Improvements to HKFRSs (2008)*, HKAS 40 has been amended to include within its scope properties under construction for future use as investment properties and to require such properties to be measured at fair value (where the fair value model is used and the fair values of the properties are reliably determinable). In the past, the leasehold land and building elements of investment properties under construction were accounted for separately. The leasehold land element was accounted for as an operating lease and the building element was carried at cost less accumulated impairment losses, if any, included in properties under development under non-current assets. The Group has used the fair value model to account for its investment properties.

The Group has applied the amendments to HKAS 40 prospectively from 1 July 2009 in accordance with the relevant transitional provision. As a result of the application of the amendment, the Group's investment properties under construction that include the leasehold land and buildings elements have been classified as investment properties and measured at fair value. Development of these properties was completed during the year, accordingly the application of the amendment had no effect on the consolidated financial statements.

2. APPLICATION OF NEW AND REVISED HONG KONG FINANCIAL REPORTING STANDARDS ("HKFRSs") (continued)

The Group has not early applied the following new and revised Standards, Amendments or Interpretations that have been issued but are not yet effective.

HKFRSs (Amendments)	Amendments to HKAS 1, HKAS 7, HKAS 17, HKAS 36, HKAS 39, HKFRS 5 and HKFRS 8 as part of Improvements to HKFRSs 2009[1]
HKFRSs (Amendments)	Improvements to HKFRSs 2010[2]
HKAS 24 (Revised)	Related Party Disclosure[3]
HKAS 32 (Amendment)	Classification of Rights Issues[4]
HKFRS 1 (Amendment)	Additional Exemptions for First-time Adopters[1]
HKFRS 1 (Amendment)	Limited Exemption from Comparative HKFRS 7 Disclosures for First-time Adopters[5]
HKFRS 2 (Amendment)	Group Cash-settled Share-based Payment Transactions[1]
HKFRS 9	Financial Instruments[6]
HK(IFRIC)-Int 14 (Amendment)	Prepayments of Minimum Funding Requirement[3]
HK(IFRIC)-Int 19	Extinguishing Financial Liabilities with Equity Instruments[5]

1 Effective for annual periods beginning on or after 1 January 2010
2 Effective for annual periods beginning on or after 1 July 2010 and 1 January 2011, as appropriate
3 Effective for annual periods beginning on or after 1 January 2011
4 Effective for annual periods beginning on or after 1 February 2010
5 Effective for annual periods beginning on or after 1 July 2010
6 Effective for annual periods beginning on or after 1 January 2013

HKFRS 9 *Financial Instruments* introduces new requirements for the classification and measurement of financial assets and will be effective from 1 January 2013, with earlier application permitted. The Standard requires all recognised financial assets that are within the scope of HKAS 39 *Financial Instruments: Recognition and Measurement* to be measured at either amortised cost or fair value. Specifically, debt investments that (i) are held within a business model whose objective is to collect the contractual cash flows and (ii) have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortised cost. All other debt investments and equity investments are measured at fair value. The application of HKFRS 9 will affect the classification and measurement of the Group's available-for-sale investments.

In addition, as part of *Improvements to HKFRSs* issued in 2009, HKAS 17 *Leases* has been amended in relation to the classification of leasehold land. The amendments will be effective from 1 January 2010, with earlier application permitted. Before the amendments to HKAS 17, lessees were required to classify leasehold land as operating leases and presented as prepaid land lease payments in the consolidated statement of financial position. The amendments have removed such a requirement. Instead, the amendments require the classification of leasehold land to be based on the general principles set out in HKAS 17, that are based on the extent to which risks and rewards incidental to ownership of a leased asset lie with the lessor or the lessee. The application of the amendments to HKAS 17 might affect the classification of the Group's leasehold land.

The directors of the Company anticipate that the application of other new and revised Standards, Amendments or Interpretations will have no material impact on the consolidated financial statements.

3. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared on the historical cost basis except for certain properties and financial instruments, which are measured at fair values, as explained in the accounting policies set out below.

The consolidated financial statements have been prepared in accordance with the HKFRSs issued by the HKICPA. In addition, the consolidated financial statements include applicable disclosures required by the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange and by the Hong Kong Companies Ordinance.

The principal accounting policies adopted are as follows:

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and entities (including special purpose entities) controlled by the Company (its subsidiaries). Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated statement of comprehensive income from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by other members of the Group.

All intra-group transactions, balances, income and expenses are eliminated on consolidation.

Non-controlling interests in subsidiaries are presented separately from the equity of owners of the Company.

Allocation of total comprehensive income to non-controlling interests

Total comprehensive income and expense of a subsidiary is attributed to the owners of the Company and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance. Prior to 1 July 2009, losses applicable to the non-controlling interests in excess of the non-controlling interests in the subsidiary's equity were allocated against the interests of the Group.

Business combinations

Business combinations prior to 1 July 2009

The acquisition of businesses is accounted for using the purchase method. The cost of the acquisition is measured at the aggregate of the fair values, at the date of exchange, of assets given, liabilities incurred or assumed, and equity instruments issued by the Group in exchange for control of the acquiree, plus any costs directly attributable to the business combination. The acquiree's identifiable assets, liabilities and contingent liabilities that meet the relevant conditions for recognition were generally recognised at their fair values at the acquisition date.

Business combinations on or after 1 July 2009

Acquisitions of businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the Group, liabilities incurred by the Group to former owners of the acquiree and the equity interests issued by the Group in exchange for control of the acquiree. Acquisition-related costs are recognised in profit or loss as incurred.

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Business combinations (continued)

Business combinations on or after 1 July 2009 (continued)

At the acquisition date, the acquiree's identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under HKFRS 3 (Revised) are recognised at their fair values, except that:

- deferred tax assets or liabilities and liabilities or assets related to employee benefit arrangements are recognised and measured in accordance with HKAS 12 *Income Taxes*; and HKAS 19 *Employee Benefits* respectively;

- liabilities or equity instruments related to the replacement by the Group of an acquiree's share-based payment awards are measured in accordance with HKFRS 2 *Share-based Payment*; and

- assets (or disposed groups) that are classified as held for sale in accordance with HKFRS 5 *Non-current Assets Held for Sale and Discontinued Operations* are measured in accordance with that Standard.

Changes in the value of the previously held equity interest recognised in other comprehensive income and accumulated in equity before the acquisition date are reclassified to profit or loss when the Group obtains control over the acquiree.

Distribution in specie of shares in a subsidiary

Dividend payable is recognised when the dividend is appropriately authorised and is no longer at the discretion of the Company, which is the date when the declaration of the dividend is approved by the shareholders or when the dividend is declared.

Dividend payable is measured at the fair value of the interests in a subsidiary to be distributed. On the settlement of dividend payable, any difference between the carrying amount of the interests in a subsidiary distributed and the carrying amount of the dividend payable is recognised in profit or loss.

Investments in subsidiaries

In the Company's statement of financial position, investments in subsidiaries are stated at cost less any identified impairment loss.

Interests in jointly controlled entities

Joint venture arrangements that involve the establishment of a separate entity in which venturers have joint control over the economic activity of the entity are referred to as jointly controlled entities.

The results and assets and liabilities of jointly controlled entities are incorporated in the consolidated financial statements using the equity method of accounting. Under the equity method, investments in jointly controlled entities are carried in the consolidated statement of financial position at cost as adjusted for post-acquisition changes in the Group's share of the net assets of the jointly controlled entities, less any identified impairment loss. When the Group's share of losses of a jointly controlled entity equals or exceeds its interest in that jointly controlled entity (which includes any long-term interests that, in substance, form part of the Group's net investment in the jointly controlled entity), the Group discontinues recognising its share of further losses. An additional share of losses is provided for and a liability is recognised only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of that jointly controlled entity.

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Interests in jointly controlled entities (continued)

The Group has incurred additional development expenditure for the construction and development of the toll expressways operated by the jointly controlled entities, which were not accounted for by those entities. Such costs are included in additional cost of investments in jointly controlled entities and are amortised over the joint venture period on the same basis as that adopted by the relevant jointly controlled entity in respect of depreciation of its project cost, commencing from the date of operation of the project undertaken. On disposal of a jointly controlled entity, the attributable amount of the unamortised additional cost of investments is included in the determination of profit or loss on disposal.

When a group entity transacts with a jointly controlled entity of the Group, profits or losses are eliminated to the extent of the Group's interest in the jointly controlled entity.

Interests in associates

An associate is an entity over which the investor has significant influence and that is neither a subsidiary nor a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

The results and assets and liabilities of associates are incorporated in these consolidated financial statements using the equity method of accounting. Under the equity method, investments in associates are carried in the consolidated statement of financial position at cost as adjusted for post-acquisition changes in the Group's share of the net assets of the associates, less any identified impairment loss. When the Group's share of losses of an associate equals or exceeds its interest in that associate (which includes any long-term interests that, in substance, form part of the Group's net investment in the associate), the Group discontinues recognising its share of further losses. An additional share of losses is provided for and a liability is recognised only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of that associate.

Where a group entity transacts with an associate of the Group, profits and losses are eliminated to the extent of the Group's interest in the relevant associate.

In the Company's statement of financial position, investments in associates are stated at cost less any identified impairment loss.

Investment properties

Investment properties are properties held to earn rentals and/or for capital appreciation.

On initial recognition, investment properties are measured at cost, including any directly attributable expenditure. Subsequent to initial recognition, investment properties are measured at their fair values using the fair value model. Gains or losses arising from changes in the fair value of investment property are included in profit or loss for the period in which they arise.

Starting from 1 July 2009, investment properties under construction have been accounted for in the same way as completed investment properties. Specifically, construction costs incurred for investment properties under construction are capitalised as part of the carrying amount of the investment properties under construction. Investment properties under construction are measured at fair value at the end of the reporting period. Any difference between the fair value of the investment properties under construction and their carrying amount is recognised in profit or loss in the period in which they arise. Prior to 1 July 2009, the leasehold land and building elements of investment properties under construction were accounted separately; the leasehold land element was accounted for as an operating lease and the building element was carried at cost less impairment losses, if any, included in properties under development under non-current assets.

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Investment properties (continued)

An investment property is derecognised upon disposal or when the investment property is permanently withdrawn from use and no future economic benefits are expected from its disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in profit or loss in the period in which the item is derecognised.

If an investment property becomes a property, plant and equipment because its use has changed as evidenced by the commencement of owner-occupation, any difference between the carrying amount and the fair value of the property at the date of transfer is recognised in profit or loss. Subsequent to the changes, the property is stated at deemed cost, equivalent to the fair value at the date of transfer, less subsequent accumulated depreciation and accumulated impairment losses.

If an investment property becomes a stock of properties because its use has changed as evidenced by the commencement of development with a view to sale, any difference between the carrying amount and the fair value of the property at the date of transfer is recognised in profit or loss. Subsequent to the changes, the property is stated at the lower of deemed cost, equivalent to the fair value at the date of transfer, and net realisable value.

Property, plant and equipment

Property, plant and equipment, including leasehold land and buildings held for use in the production or supply of goods or services, or for administrative purposes, are stated at cost or deemed cost less subsequent accumulated depreciation and accumulated impairment losses.

Depreciation is provided to write off the cost or deemed cost of items of property, plant and equipment over their estimated useful lives from the date on which they become fully operational and after taking into account of their estimated residual value, using the straight-line method.

If an item of property, plant and equipment becomes an investment property because its use has changed as evidenced by end of owner-occupation, any difference between the carrying amount and the fair value of that item at the date of transfer is recognised in other comprehensive income and accumulated in property revaluation reserve. On the subsequent sale or retirement of the asset, the relevant revaluation reserve will be transferred directly to retained profits.

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in profit or loss in the period in which the item is derecognised.

Properties under development

Properties under development classified as non-current assets include properties in the course of construction. Properties under development are carried at cost less any recognised impairment loss. The cost of properties comprises development expenditure, other directly attributable expenses and, where appropriate, borrowing costs capitalised.

When the leasehold land and buildings are in the course of development, the leasehold land component is classified as prepaid land lease payments and amortised on a straight-line basis over the lease term. During the construction period, the amortisation charge provided for the leasehold land is included as part of the cost of the properties under development.

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment

At the end of the reporting period, the Group reviews the carrying amounts of its assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately.

Prepaid land lease payments

Prepaid land lease payments, which represent up-front payments to acquire interests in leasehold land, are stated at cost and amortised over the period of the lease on a straight-line basis.

Non-current assets held for sale

Non-current assets are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset is available for immediate sale in its present condition.

Non-current assets classified as held for sale are measured at the lower of the assets' previous carrying amount and fair value less costs to sell, except for investment properties which are measured at fair value.

Financial instruments

Financial assets and financial liabilities are recognised in the consolidated statement of financial position when a group entity becomes a party to the contractual provisions of the instrument. Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognised immediately in profit or loss.

Financial assets

The Group's and the Company's financial assets are classified into loans and receivables or available-for-sale financial assets. All regular way purchases or sales of financial assets are recognised and derecognised on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace.

Effective interest method

The effective interest method is a method of calculating the amortised cost of a financial asset and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial asset or, where appropriate, a shorter period to the net carrying amount on initial recognition.

Interest income is recognised on an effective interest basis for debt instruments.

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial instruments (continued)

Financial assets (continued)

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Subsequent to initial recognition, loans and receivables (including loan receivable, amounts due from jointly controlled entities, trade and other receivables, amounts due from subsidiaries, and bank balances and cash) are carried at amortised cost using the effective interest method, less any identified impairment losses (see accounting policy on impairment loss on financial assets below).

Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated as available for sale or are not classified as held-to-maturity investments, financial assets at fair value through profit or loss or loans and receivables.

Available-for-sale financial assets are measured at fair value at the end of the reporting period. Changes in fair value are recognised in other comprehensive income and accumulated in the investment revaluation reserve, until the financial asset is disposed of or is determined to be impaired, at which time, the cumulative gain or loss previously accumulated in the investment revaluation reserve is reclassified to profit or loss (see accounting policy on impairment loss on financial assets below).

For available-for-sale equity investments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured, they are measured at cost less any identified impairment losses at the end of the reporting period (see accounting policy on impairment loss on financial assets below).

Impairment loss on financial assets

Financial assets are assessed for indicators of impairment at the end of the reporting period. Financial assets are impaired where there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the financial assets have been affected.

For an available-for sale financial asset, a significant or prolonged decline in the fair value of that investment below its cost is considered to be objective evidence of impairment.

For all other financial assets, objective evidence of impairment could include:

- significant financial difficulty of the issuer or counterparty; or
- default or delinquency in interest or principal payments; or
- it becoming probable that the borrower will enter bankruptcy or financial re-organisation.

For certain categories of financial asset, such as trade receivables, assets that are assessed not to be impaired individually are subsequently assessed for impairment on a collective basis. Objective evidence of impairment for a portfolio of receivables could include the Group's past experience of collecting payments, an increase in the number of delayed payments in the portfolio past an average credit period of 15 to 60 days, observable changes in national or local economic conditions that correlate with default on receivables.

For financial assets carried at amortised cost, an impairment loss is recognised in profit or loss when there is objective evidence that the asset is impaired, and is measured as the difference between the asset's carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate.

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial instruments (continued)

Financial assets (continued)

Impairment loss on financial assets (continued)

For financial assets carried at cost, the amount of the impairment loss is measured as the difference between the asset's carrying amount and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment loss will not be reversed in subsequent periods.

The carrying amount of financial assets is reduced by the impairment loss directly for all financial assets with the exception of trade receivables, amounts due from subsidiaries and amounts due from jointly controlled entities, where the carrying amount is reduced through the use of an allowance account. Changes in the carrying amount of the allowance account are recognised in profit or loss. When the amounts are considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited to profit or loss.

For financial assets measured at amortised cost, if, in a subsequent period, the amount of impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment losses was recognised, the previously recognised impairment loss is reversed through profit or loss to the extent that the carrying amount of the asset at the date the impairment is reversed does not exceed what the amortised cost would have been had the impairment not been recognised.

Impairment losses on available-for-sale investments carried at fair value will not be reversed in profit or loss in subsequent periods. Any increase in fair value subsequent to impairment loss is recognised directly in other comprehensive income and accumulated in investment revaluation reserve.

Financial liabilities and equity

Financial liabilities and equity instruments issued by a group entity are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument.

An equity instrument is any contract that evidences a residual interest in the assets of the group after deducting all of its liabilities. Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

Financial liabilities (including amounts due to subsidiaries, amount due to a minority shareholder of a subsidiary, trade and other payables, amounts due to associates and amount due to a jointly controlled entity) are subsequently measured at amortised cost, using the effective interest method.

Effective interest method

The effective interest method is a method of calculating the amortised cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability or, where appropriate, a shorter period.

Interest expense is recognised on an effective interest basis.

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial instruments (continued)

Derecognition

Financial assets are derecognised when the rights to receive cash flows from the assets expire or, the financial assets are transferred and the Group has transferred substantially all the risks and rewards of ownership of the financial assets. On derecognition of a financial asset, the difference between the asset's carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognised directly in other comprehensive income is recognised in profit or loss.

Financial liabilities are derecognised when the obligation specified in the relevant contract is discharged, cancelled or expired. The difference between the carrying amount of the financial liability derecognised and the consideration paid and payable is recognised in profit or loss.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is calculated using the first-in, first-out method.

Stock of properties

Completed properties and properties under development for sale are stated at the lower of cost and net realisable value. Cost includes the cost of land, development expenditure, borrowing costs capitalised in accordance with the Group's accounting policy, and other directly attributable expenses. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs necessary to make the sale, determined by management based on prevailing market conditions.

Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that the Group will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognised as a provision is the best estimate of the amounts required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows (where the effect is material).

Leasing

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

The Group as lessor

Rental income from operating leases is recognised in profit or loss on a straight-line basis over the term of the relevant lease.

The Group as lessee

Operating lease payments are recognised as an expense on a straight-line basis over the term of the relevant lease. Benefits received and receivable as an incentive to enter into an operating lease are recognised as a reduction of rental expense over the lease term on a straight-line basis.

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Leasehold land and building

The land and building elements of a lease of land and building are considered separately for the purpose of lease classification, unless the lease payments cannot be allocated reliably between the land and building elements, in which case, the entire lease is generally treated as a finance lease and accounted for as property, plant and equipment. To the extent the allocation of the lease payments can be made reliably, leasehold interests in land are accounted for as operating leases and amortised over the lease term on a straight-line basis, except for those that are classified and accounted for as investment properties under the fair value model and those properties transferred from investment properties to property, plant and equipment, which are accounted for as if it were a finance lease.

Foreign currencies

In preparing the financial statements of each individual group entity, transactions in currencies other than the functional currency of that entity (foreign currencies) are recorded in the respective functional currency (i.e. the currency of the primary economic environment in which the entity operates) at the rates of exchanges prevailing on the dates of the transactions. At the end of the reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing on the date when the fair value was determined.

Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences arising on the settlement of monetary items, and on the retranslation of monetary items, are recognised in profit or loss in the period in which they arise. Exchange differences arising on the retranslation of non-monetary items carried at fair value, are included in profit or loss for the period except for exchange differences arising on the retranslation of non-monetary items in respect of which gains and losses are recognised directly in other comprehensive income, in which cases, the exchange differences are also recognised directly in other comprehensive income.

For the purposes of presenting the consolidated financial statements, the assets and liabilities of the Group's foreign operations are translated into the presentation currency of the Group (i.e. Hong Kong dollars) at the rate of exchange prevailing at the end of the reporting period, and their income and expenses are translated at the average exchange rates for the year, unless exchange rates fluctuate significantly during the year, in which case, the exchange rates prevailing at the dates of transactions are used. Exchange differences arising, if any, are recognised in other comprehensive income and accumulated in equity (the translation reserve). Such exchange differences previously accumulated in the translation reserve is reclassified to profit or loss in the period in which the foreign operation is disposed of.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the consolidated statement of comprehensive income because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax is recognised on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognised for all taxable temporary differences. Deferred tax assets are generally recognised for all deductible temporary difference to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Taxation (continued)

Deferred tax liabilities are recognised for taxable temporary differences associated with investments in subsidiaries and associates, and interests in joint ventures, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognised to the extent that it is probable that there will be sufficient taxable profits against which to utilise the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at the end of the reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset is realised, based on tax rate (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. Deferred tax is recognised in profit or loss, except when it relates to items that are recognised in other comprehensive income or directly in equity, in which case the deferred tax is also recognised in other comprehensive income or directly in equity respectively.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets until such time as the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalisation.

All other borrowing costs are recognised in profit or loss in the period in which they are incurred.

Retirement benefit costs

Payments to defined contribution retirement benefit schemes are charged as an expense when employees have rendered service entitling them to the contributions.

Equity-settled share-based payment transactions

For share option schemes, the fair value of services received, determined by reference to the fair value of share options granted at the grant date, is expensed on a straight-line basis over the vesting period, with a corresponding increase in equity (share option reserve). At the time when the share options are exercised, the amount previously recognised in share option reserve will be transferred to share premium. When the share options are forfeited after the vesting date or are still not exercised at the expiry date, the amount previously recognised in share option reserve will be transferred to retained profits.

For share award schemes, the fair value of services received, determined by reference to the fair value of awarded shares granted at the grant date, is expensed on a straight-line basis over the vesting period, with a corresponding increase in share award reserve. The cost of acquisition of the Company's share held for the share award scheme is recorded as treasury shares (shares held for share award scheme). At the time when the awarded shares are vested, the amount previously recognised in share award reserve and the amount of the relevant treasury shares will be transferred to retained profits.

At the end of the reporting period, the Group revises its estimates of the number of share options and awarded shares that are expected to ultimately vest. The impact of the revision of the estimates during the vesting period, if any, is recognised in profit or loss, with a corresponding adjustment to the share option reserve and share award reserve respectively.

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for goods sold and services provided in the normal course of business, net of discounts and sales related taxes.

Lease of properties

Rental income in respect of properties under operating leases is recognised on a straight-line basis over the respective lease term.

Property agency and management

Revenue from the provision of property agency and management services is recognised when the relevant services are provided.

Property development

Revenue from sale of properties in the ordinary course of business is recognised when the development of relevant properties has been completed at which the relevant completion certificates are issued by the respective government authorities and the properties have been delivered to the purchasers.

Deposits and instalments received from purchasers prior to the date of revenue recognition are included in the consolidated statement of financial position under current liabilities.

Hotel investment and management

Revenue from hotel investment and management is recognised when the relevant services are provided.

Restaurant operations and food catering

Revenue from restaurant operations and food catering services is recognised when goods are delivered and services are provided.

Interest income

Interest income from a financial asset is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts the estimated future cash receipts through the expected life of the financial asset to that asset's net carrying amount.

Dividend income

Dividend income from investments are recognised when the Group's rights to receive payment have been established.

4. KEY SOURCES OF ESTIMATION UNCERTAINTY

In the application of the Group's accounting policies, which are described in note 3, the directors of the Company are required to make judgements, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

4. KEY SOURCES OF ESTIMATION UNCERTAINTY (continued)

The following are the key assumptions concerning the future, and other key sources of estimation of uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

Investment properties

Investment properties are stated at fair value based on the valuation performed by independent professional valuers. In determining the fair value, the valuers have based on a method of valuation which involves certain estimates of market conditions. In relying on the valuation report, the directors of the Company have exercised their judgment and are satisfied that the assumptions used in the valuation is reflective of the current market conditions. Changes to these assumptions would result in changes in the fair value of the Group's investment properties and the corresponding adjustments to the amount of gain or loss would be recognised in profit or loss.

Amortisation of concession intangible assets held by jointly controlled entities and amortisation of additional cost of investments in jointly controlled entities

Amortisation of concession intangible assets held by jointly controlled entities and amortisation of the Group's additional cost of investments in jointly controlled entities are calculated based on the ratio of the actual traffic volume of the underlying toll expressways compared to the total expected traffic volume of the underlying toll expressways over the remaining concession periods of the service concession agreements of the respective jointly controlled entities.

Adjustments may need to be made to the carrying amounts of the Group's interests in jointly controlled entities and share of results of jointly controlled entities should there be a material difference between the total expected traffic volume and the actual results.

Resurfacing obligations related to toll expressways operated by jointly controlled entities

Certain jointly controlled entities of the Group have contractual obligations under the contractual service arrangements to maintain the toll expressways to a specified level of serviceability over the respective concession periods. These obligations to maintain or restore the toll expressways, except for upgrade services, are to be recognised and measured as resurfacing obligations.

The amount expected to be required to settle the obligations at the end of the reporting period is determined based on the number of major resurfacing works to be undertaken over the concession periods under the service concession agreements and the expected costs to be incurred for each event. The costs are then discounted to the present value based on a pre-tax discount rate.

Adjustments may need to be made to the carrying amount of the Group's interests in jointly controlled entities and share of results of jointly controlled entities should there be a material change in the expected expenditures, resurfacing plan and discount rate.

Depreciation of power plant operated by a jointly controlled entity

Depreciation of power plant operated by a jointly controlled entity is calculated based on units-of-production method which are based on the expected volume of production and expected useful life of the power plant. Adjustments may need to be made to the carrying amount of the Group's interests in jointly controlled entities and share of profits of jointly controlled entities should there be a material change in the expected volume of production or useful life of the power plant.

5. TURNOVER

Turnover comprises mainly income from property letting, agency and management, property development and service fee income from hotel ownership and management, restaurant operations and food catering, and is analysed as follows:

	2009 HK$'000	2010 HK$'000
Property letting, agency and management	553,559	**602,779**
Hotel operations, restaurant and catering	322,349	**326,617**
Property development	3,540	**349,261**
Other operations	88,393	**95,008**
	967,841	**1,373,665**

6. SEGMENT INFORMATION

The Group has adopted HKFRS 8 *Operating Segments* with effect from 1 July 2009. HKFRS 8 is a disclosure standard that requires operating segments to be identified on the basis of internal reports about components of the Group that are regularly reviewed by the chief operating decision maker for the purpose of assessing their performance and allocating resources to segments. In contrast, the predecessor Standard HKAS 14 *Segment Reporting* required an entity to identify two sets of segments (business and geographical) using a risks and returns approach. In the past, the Group's primary reporting format was business segments. The application of HKFRS 8 has resulted in a redesignation of the Group's operating segments as compared with the primary reportable segments determined in accordance with HKAS 14.

In prior years, segment information reported externally was analysed on the basis of the types of goods supplied and services provided by the Group's operating divisions (i.e. property investment, property development, toll road investment, hotel investment and management, restaurant and catering, and power plant). However, information reported to the chief operating decision maker for the purposes of performance assessment and resource allocation had re-categorised the Group's operating segments as follows:

Property investment	–	development of investment properties, property letting, agency and management
Hotel operations, restaurant and catering	–	hotel ownership and management, restaurant operations and food catering
Property development	–	development of stock of properties
Toll road investment	–	investments in expressway projects
Power plant	–	power plant operation
Treasury income	–	investment in bank deposits
Other operations	–	manufacture and sales of food, project management and consultancy service

Information regarding the above segments is reported below. Amounts reported for the prior year have been restated to conform to the requirements of HKFRS 8.

6. SEGMENT INFORMATION (continued)

The following is an analysis of the Group's revenue and results by operating segment for the year:

Segment revenue

	2009			2010		
	External HK$'000	Inter-segment HK$'000	Combined HK$'000	External HK$'000	Inter-segment HK$'000	Combined HK$'000
Property investment	553,559	42,594	596,153	**602,779**	**48,571**	**651,350**
Hotel operations, restaurant and catering	322,349	181	322,530	**326,617**	**294**	**326,911**
Property development	3,540	–	3,540	**349,261**	–	**349,261**
Toll road investment	1,809,179	–	1,809,179	**1,939,557**	–	**1,939,557**
Power plant	198,178	–	198,178	**1,055,492**	–	**1,055,492**
Treasury income	115,359	–	115,359	**13,252**	–	**13,252**
Other operations	88,393	12,700	101,093	**95,008**	**18,909**	**113,917**
Total segment revenue	3,090,557	55,475	3,146,032	**4,381,966**	**67,774**	**4,449,740**

Segment revenue includes the turnover and treasury income of the Group, and the Group's attributable share of revenue of jointly controlled entities engaged in toll roads and power plant.

Inter-segment revenue was charged at prices determined by the management with reference to market prices.

The total segment revenue can be reconciled to the turnover as presented in consolidated statement of comprehensive income as follows:

	2009 HK$'000	2010 HK$'000
Total segment revenue from external customers	3,090,557	**4,381,966**
Less:		
Treasury income	(115,359)	**(13,252)**
Share of revenue of jointly controlled entities engaged in:		
Toll road investment	(1,809,179)	**(1,939,557)**
Power plant	(198,178)	**(1,055,492)**
Turnover as presented in consolidated statement of comprehensive income	967,841	**1,373,665**

Segment results

	2009				2010			
	Company and subsidiaries HK$'000	Jointly controlled entities HK$'000	Associates HK$'000	Total HK$'000	Company and subsidiaries HK$'000	Jointly controlled entities HK$'000	Associates HK$'000	Total HK$'000
Property investment	847,585	594	3,026	851,205	**2,619,023**	**(205)**	**1,744**	**2,620,562**
Hotel operations, restaurant and catering	55,882	–	3,348	59,230	**54,517**	-	-	**54,517**
Property development	(28,292)	–	–	(28,292)	**105,615**	-	-	**105,615**
Toll road investment	(54,782)	1,116,390	–	1,061,608	**(46,037)**	**1,074,587**	-	**1,028,550**
Power plant	(568)	(7,692)	–	(8,260)	**(2,172)**	**120,638**	-	**118,466**
Treasury income	115,359	–	–	115,359	**13,252**	-	-	**13,252**
Other operations	(9,935)	–	484	(9,451)	**(31,097)**	**(395)**	**121**	**(31,371)**
Total segment results	925,249	1,109,292	6,858	2,041,399	**2,713,101**	**1,194,625**	**1,865**	**3,909,591**

6. SEGMENT INFORMATION (continued)

Segment results (continued)

Segment result of property investment includes the gain arising from changes in fair value of investment properties under construction up to completion of development and on transfer of property to investment properties upon completion of development amounting to HK$2,238,253,000 (2009: HK$510,847,000).

Segment results represent the profit earned by each segment without allocation of corporate general and administrative expenses, gain arising from changes in fair value of completed investment properties, write back of warranty provision, gain arising from distribution in specie of shares in a subsidiary, gain on disposal of available-for-sale investments and an associate, and finance costs. This is the measure reported to the chief operating decision maker for the purposes of resource allocation and performance assessment.

	2009 *HK$'000*	***2010*** ***HK$'000***
Segment results	2,041,399	**3,909,591**
Unallocated other income	2,399	**2,538**
Unallocated corporate expenses	(142,718)	**(127,875)**
	1,901,080	**3,784,254**
Gain arising from changes in fair value of completed investment properties	209,359	**1,548,465**
Write back of warranty provision	–	**30,093**
Gain arising from distribution in specie of shares in a subsidiary	143,572	**–**
Finance costs	(35,270)	**(35,182)**
Profit before taxation	2,218,741	**5,327,630**

Segment assets and liabilities

Segment assets and liabilities are not disclosed in the consolidated financial statements as they are not regularly provided to the chief operating decision maker for the purpose of resources allocation and performance assessment.

Geographical information

The Group's hotel operations, restaurant and catering activities are mainly carried out in Hong Kong. The Group's property investment and development activities are carried out in Hong Kong and the PRC. The Group's toll road and power plant investments are located in the PRC. The Group's segment revenue from external customers and information about its non-current assets by geographical location are detailed below:

	Revenue from external customers (Note (a))		*Non-current assets (Note (b))*	
	2009 *HK$'000*	***2010*** ***HK$'000***	*2009* *HK$'000*	***2010*** ***HK$'000***
Hong Kong	1,073,780	**1,031,643**	11,079,624	**12,184,983**
The PRC	2,016,777	**3,350,323**	21,381	**51,948**
	3,090,557	**4,381,966**	11,101,005	**12,236,931**

Notes:

(a) Revenue from external customers include treasury income of the Group, and the Group's share of revenue of jointly controlled entities from Hong Kong and the PRC amounting to HK$9,626,000 (2009: HK$112,559,000) and HK$2,998,675,000 (2009: HK$2,010,157,000) respectively, which are excluded from the turnover as presented in consolidated statement of comprehensive income.

(b) Non-current assets exclude financial instruments, interests in jointly controlled entities and interests in associates.

7. OTHER INCOME

	2009 *HK$'000*	**2010** ***HK$'000***
Included in other income are:		
Interest income	115,359	**13,252**
Gain on disposal of available-for-sale investments	1,873	**2,515**
Gain on disposal of an associate *(note 23)*	–	**23**

8. OTHER EXPENSES

The other expenses represent charitable donations made by the Group.

9. FINANCE COSTS

	2009 *HK$'000*	**2010** ***HK$'000***
Loan arrangement fees and bank charges	33,320	**33,169**
Imputed interest on amount due to a minority shareholder of a subsidiary	1,950	**2,013**
	35,270	**35,182**

10. SHARE OF PROFITS OF JOINTLY CONTROLLED ENTITIES

	2009 *HK$'000*	**2010** ***HK$'000***
Share of profits of jointly controlled entities before interest income from loan to, and amortisation of additional cost of investments in, jointly controlled entities	1,189,952	**1,276,584**
Interest income from loan to, and registered capital contribution made to a jointly controlled entity *(Note)*	3,946	**4,161**
Amortisation of additional cost of investments in jointly controlled entities	(84,606)	**(86,120)**
	1,109,292	**1,194,625**

Note: The amount includes imputed interest on interest free loan advanced by the Group to a jointly controlled entity amounting to HK$4.2 million (2009: HK$3.8 million).

11. PROFIT BEFORE TAXATION

Profit before taxation has been arrived at after charging (crediting):

	2009 *HK$'000*	***2010*** ***HK$'000***
Auditor's remuneration	5,868	**5,722**
Amortisation of prepaid land lease payments	10,572	**6,020**
Less: Amount capitalised to properties under development	(7,727)	**(3,175)**
	2,845	**2,845**
Depreciation of property, plant and equipment	46,681	**52,904**
Loss on disposal of property, plant and equipment	217	**75**
Rental expense in respect of properties under operating leases	1,083	**1,276**
Rental income from investment properties, less attributable outgoings of HK$224,940,000 (2009: HK$212,141,000)	(334,064)	**(370,227)**
Share of tax of jointly controlled entities (included in share of profits of jointly controlled entities)	130,931	**271,522**
Share of tax of associates (included in share of profits of associates)	394	**371**
Staff costs (including directors' emoluments)	337,040	**325,682**

12. INCOME TAX EXPENSE

	2009 *HK$'000*	***2010*** ***HK$'000***
Hong Kong Profits Tax		
Current year	25,010	**18,726**
(Over)underprovision in respect of prior years	(3,022)	**115**
	21,988	**18,841**
Taxation elsewhere – current year		
PRC Enterprise Income Tax	1,237	**81,363**
PRC Land Appreciation Tax ("LAT")	–	**26,559**
	1,237	**107,922**
Deferred tax *(note 36)*	198,053	**663,996**
	221,278	**790,759**

Hong Kong Profits Tax is calculated at 16.5% (2009: 16.5%) on the estimated assessable profit for the year.

Taxes on profits assessable elsewhere are calculated at the tax rates prevailing in the countries in which the Group operates.

PRC Enterprise Income Tax for the year includes PRC withholding tax on dividends declared during the year by the Group's jointly controlled entities amounting to approximately HK$60 million (2009: HK$1 million).

Under the Law of the PRC on Enterprise Income Tax (the "EIT Law") and Implementation Regulation of the EIT Law, the tax rate of the PRC subsidiaries is 25% for both years.

The provision of LAT is estimated according to the requirements set forth in the relevant PRC tax laws and regulations. LAT has been provided at ranges of progressive rates of the appreciation value, with certain allowable deductions.

Details of deferred taxation are set out in note 36.

12. INCOME TAX EXPENSE (continued)

The income tax expense for the year can be reconciled to the profit before taxation per the consolidated statement of comprehensive income as follows:

	2009 HK$'000	2010 HK$'000
Profit before taxation	2,218,741	**5,327,630**
Tax at Hong Kong Profits Tax rate of 16.5% (2009: 16.5%)	366,092	**879,059**
PRC LAT	-	**26,559**
Tax effect of PRC LAT	-	**(6,640)**
Tax effect of expenses not deductible for tax purposes	24,694	**25,318**
Tax effect of income not taxable for tax purposes	(49,297)	**(14,996)**
Tax effect of tax losses not recognised	14,535	**11,721**
Tax effect of utilisation of and recognition of deferred tax on tax losses not previously recognised	(5,337)	**(3,890)**
Tax effect of share of profits of jointly controlled entities and associates	(184,165)	**(197,421)**
(Over)underprovision in respect of prior years	(3,022)	**115**
Effect of different tax rates of subsidiaries operating in other jurisdictions	(99)	**7,237**
Deferred tax on undistributed earnings of PRC subsidiaries and jointly controlled entities	56,212	**63,858**
Others	1,665	**(161)**
Income tax expense for the year	221,278	**790,759**

13. DIVIDENDS

	2009 HK$'000	2010 HK$'000
Dividends recognised as distribution during the year		
Cash dividends:		
Final dividend for the year ended 30 June 2009 of HK58 cents per share (2009: for the year ended 30 June 2008 of HK40 cents per share)	355,626	**509,808**
Special final dividend for the year ended 30 June 2009: Nil (2009: for the year ended 30 June 2008 of HK110 cents per share)	977,971	**-**
Less: Dividends for shares held by HHL Employees' Share Award Scheme Trust *(note 34)*	(591)	**(42)**
	1,333,006	**509,766**
Interim dividend for the year ended 30 June 2010 of HK45 cents per share (2009: for the year ended 30 June 2009 of HK40 cents per share)	352,110	**395,279**
Special interim dividend for the year ended 30 June 2010: Nil (2009: for the year ended 30 June 2009 of HK330 cents per share)	2,926,867	**-**
Less: Dividends for shares held by HHL Employees' Share Award Scheme Trust *(note 34)*	(1,329)	**(32)**
	3,277,648	**395,247**
	4,610,654	**905,013**
Special interim dividend by way of a distribution in specie *(Note)*	384,680	**-**
	4,995,334	**905,013**
Dividends proposed:		
Final dividend for the year ended 30 June 2010 of HK54 cents per share (2009: for the year ended 30 June 2009 of HK58 cents per share)	509,790	**473,185**
Less: Dividends for shares held by HHL Employees' Share Award Scheme Trust *(note 34)*	(42)	**(39)**
	509,748	**473,146**

13. DIVIDENDS (continued)

Note: On 26 February 2009, the Board declared a special interim dividend to be satisfied by way of a distribution in specie of shares in HHI in the proportion of one share in HHI for every whole multiple of 10 shares in the Company held by the shareholders. A total of 88,027,402 HHI shares with an aggregate market value of HK$384,680,000 were recognised as distribution during the year ended 30 June 2009.

The difference between the market value of HK$384,680,000 of shares in HHI being distributed and the carrying amount of the respective interest in HHI of HK$241,108,000 had resulted in a gain on distribution in specie of shares in HHI of HK$143,572,000 which was recognised in profit or loss during the year ended 30 June 2009.

The proposed final dividend of HK54 cents per share has been proposed by the directors and is subject to approval by the shareholders in general meeting.

The proposed final dividend is calculated based on the number of shares in issue, less the dividends for shares held by HHL Employees' Share Award Scheme Trust, at the date of approval of these consolidated financial statements.

14. EARNINGS PER SHARE

	2009 *HK$'000*	***2010*** ***HK$'000***
The calculation of the basic and diluted earnings per share is based on the following data:		
Earnings for the purpose of basic and diluted earnings per share	1,680,851	**4,222,817**

	Number of shares	***Number of shares***
Weighted average number of ordinary shares for the purpose of basic earnings per share	883,705,880	**878,223,075**
Effect of dilutive potential ordinary shares:		
Share options	392,960	**273,450**
Award shares	255,496	**72,000**
Weighted average number of ordinary shares for the purpose of diluted earnings per share	884,354,336	**878,568,525**

The weighted average number of ordinary shares shown above has been arrived at after deducting 72,000 shares (2009: 72,000 shares) held by HHL Employees' Share Award Scheme Trust as set out in note 34.

15. EMOLUMENTS OF DIRECTORS AND HIGHEST PAID EMPLOYEES

(a) Directors' emoluments

The emoluments paid or payable by the Group, other than by the HHI Group, to the Company's directors are as follows:

	Year ended 30 June 2010				
	Directors' fees HK$'000	Basic salaries, allowances and benefits in kind HK$'000	Share-based payments HK$'000	Contributions to provident fund schemes HK$'000	Total HK$'000
Sir Gordon Ying Sheung WU	**300**	**1,500**	–	–	**1,800**
Mr. Eddie Ping Chang HO	**250**	**1,092**	–	–	**1,342**
Mr. Thomas Jefferson WU	**200**	**2,668**	–	**12**	**2,880**
Mr. Josiah Chin Lai KWOK	**200**	**3,000**	–	**12**	**3,212**
Mr. Henry Hin Moh LEE	**200**	**1,000**	–	–	**1,200**
Mr. Robert Van Jin NIEN	**200**	**1,730**	–	**12**	**1,942**
Mr. Guy Man Guy WU	**200**	–	–	–	**200**
Lady WU Ivy Sau Ping KWOK	**200**	–	–	–	**200**
Ms. Linda Lai Chuen LOKE	**200**	–	–	–	**200**
Mr. Albert Kam Yin YEUNG	**200**	**2,208**	–	**12**	**2,420**
Mr. Barry Chung Tat MOK	**200**	**2,213**	–	**6**	**2,419**
Mr. David Yau-gay LUI	**200**	–	–	–	**200**
Mr. Carmelo Ka Sze LEE	**200**	–	–	–	**200**
Mr. Eddie Wing Chuen HO Junior	**200**	**819**	–	**12**	**1,031**
Mr. Lee Yick NAM	**200**	–	–	–	**200**
Mr. William Wing Lam WONG	**200**	**2,158**	**156**	**12**	**2,526**
Ir. Leo Kwok Kee LEUNG	**200**	**2,100**	–	**12**	**2,312**
	3,550	**20,488**	**156**	**90**	**24,284**

	Year ended 30 June 2009				
	Directors' fees HK$'000	Basic salaries, allowances and benefits in kind HK$'000	Share-based payments HK$'000	Contributions to provident fund schemes HK$'000	Total HK$'000
Sir Gordon Ying Sheung WU	300	1,500	–	–	1,800
Mr. Eddie Ping Chang HO	250	1,092	–	–	1,342
Mr. Thomas Jefferson WU	200	1,560	–	12	1,772
Mr. Josiah Chin Lai KWOK	200	3,000	606	12	3,818
Mr. Henry Hin Moh LEE	200	1,000	–	–	1,200
Mr. Robert Van Jin NIEN	200	1,430	242	12	1,884
Mr. Guy Man Guy WU	200	–	–	–	200
Lady WU Ivy Sau Ping KWOK	200	–	–	–	200
Ms. Linda Lai Chuen LOKE	200	–	–	–	200
Mr. Albert Kam Yin YEUNG	200	1,638	404	12	2,254
Mr. Barry Chung Tat MOK	200	1,992	337	12	2,541
Mr. David Yau-gay LUI	200	–	–	–	200
Mr. Carmelo Ka Sze LEE	200	–	–	–	200
Mr. Eddie Wing Chuen HO Junior	200	819	242	12	1,273
Mr. Lee Yick NAM	200	–	–	–	200
Mr. William Wing Lam WONG	200	1,720	601	12	2,533
	3,350	15,751	2,432	84	21,617

15. EMOLUMENTS OF DIRECTORS AND HIGHEST PAID EMPLOYEES (continued)

(a) Directors' emoluments (continued)

Certain directors of the Company are also directors of HHI. The emoluments paid or payable by HHI Group to those directors are as follows:

	Year ended 30 June 2010				
	Directors' fees HK$'000	*Basic salaries, allowances and benefits in kind HK$'000*	*Share-based payments HK$'000*	*Contributions to provident fund schemes HK$'000*	*Total HK$'000*
Sir Gordon Ying Sheung WU	**300**	**3,000**	**-**	**-**	**3,300**
Mr. Eddie Ping Chang HO	**250**	**2,400**	**-**	**-**	**2,650**
Mr. Thomas Jefferson WU	**200**	**1,952**	**-**	**12**	**2,164**
Mr. Barry Chung Tat MOK	**100**	**-**	**-**	**-**	**100**
Mr. Lee Yick NAM	**200**	**-**	**-**	**-**	**200**
	1,050	**7,352**	**-**	**12**	**8,414**

	Year ended 30 June 2009				
	Directors' fees HK$'000	*Basic salaries, allowances and benefits in kind HK$'000*	*Share-based payments HK$'000*	*Contributions to provident fund schemes HK$'000*	*Total HK$'000*
Sir Gordon Ying Sheung WU	300	3,000	-	-	3,300
Mr. Eddie Ping Chang HO	250	2,400	-	-	2,650
Mr. Thomas Jefferson WU	200	1,794	-	12	2,006
Mr. Barry Chung Tat MOK	200	-	-	-	200
Mr. Lee Yick NAM	200	-	-	-	200
	1,150	7,194	-	12	8,356

15. EMOLUMENTS OF DIRECTORS AND HIGHEST PAID EMPLOYEES (continued)

(a) Directors' emoluments (continued)

The emoluments paid or payable by the Group, including the HHI Group, to the Company's directors are as follows:

	Year ended 30 June 2010				
	Directors' fees HK$'000	Basic salaries, allowances and benefits in kind HK$'000	Share-based payments HK$'000	Contributions to provident fund schemes HK$'000	Total HK$'000
Sir Gordon Ying Sheung WU	**600**	**4,500**	-	-	**5,100**
Mr. Eddie Ping Chang HO	**500**	**3,492**	-	-	**3,992**
Mr. Thomas Jefferson WU	**400**	**4,620**	-	**24**	**5,044**
Mr. Josiah Chin Lai KWOK	**200**	**3,000**	-	**12**	**3,212**
Mr. Henry Hin Moh LEE	**200**	**1,000**	-	-	**1,200**
Mr. Robert Van Jin NIEN	**200**	**1,730**	-	**12**	**1,942**
Mr. Guy Man Guy WU	**200**	-	-	-	**200**
Lady WU Ivy Sau Ping KWOK	**200**	-	-	-	**200**
Ms. Linda Lai Chuen LOKE	**200**	-	-	-	**200**
Mr. Albert Kam Yin YEUNG	**200**	**2,208**	-	**12**	**2,420**
Mr. Barry Chung Tat MOK	**300**	**2,213**	-	**6**	**2,519**
Mr. David Yau-gay LUI	**200**	-	-	-	**200**
Mr. Carmelo Ka Sze LEE	**200**	-	-	-	**200**
Mr. Eddie Wing Chuen HO Junior	**200**	**819**	-	**12**	**1,031**
Mr. Lee Yick NAM	**400**	-	-	-	**400**
Mr. William Wing Lam WONG	**200**	**2,158**	**156**	**12**	**2,526**
Ir. Leo Kwok Kee LEUNG	**200**	**2,100**	-	**12**	**2,312**
	4,600	**27,840**	**156**	**102**	**32,698**

	Year ended 30 June 2009				
	Directors' fees HK$'000	Basic salaries, allowances and benefits in kind HK$'000	Share-based payments HK$'000	Contributions to provident fund schemes HK$'000	Total HK$'000
Sir Gordon Ying Sheung WU	600	4,500	-	-	5,100
Mr. Eddie Ping Chang HO	500	3,492	-	-	3,992
Mr. Thomas Jefferson WU	400	3,354	-	24	3,778
Mr. Josiah Chin Lai KWOK	200	3,000	606	12	3,818
Mr. Henry Hin Moh LEE	200	1,000	-	-	1,200
Mr. Robert Van Jin NIEN	200	1,430	242	12	1,884
Mr. Guy Man Guy WU	200	-	-	-	200
Lady WU Ivy Sau Ping KWOK	200	-	-	-	200
Ms. Linda Lai Chuen LOKE	200	-	-	-	200
Mr. Albert Kam Yin YEUNG	200	1,638	404	12	2,254
Mr. Barry Chung Tat MOK	400	1,992	337	12	2,741
Mr. David Yau-gay LUI	200	-	-	-	200
Mr. Carmelo Ka Sze LEE	200	-	-	-	200
Mr. Eddie Wing Chuen HO Junior	200	819	242	12	1,273
Mr. Lee Yick NAM	400	-	-	-	400
Mr. William Wing Lam WONG	200	1,720	601	12	2,533
	4,500	22,945	2,432	96	29,973

15. EMOLUMENTS OF DIRECTORS AND HIGHEST PAID EMPLOYEES (continued)

(a) Directors' emoluments (continued)

Ir. Leo Kwok Kee LEUNG was appointed as a non-executive director of the Company on 1 July 2009 and was also re-designated as an executive director with effect from 1 October 2009.

Mr. David Yau-gay LUI retired as an executive director of the Company with effect from 13 October 2009.

Mr. Barry Chung Tat MOK resigned as an executive director of the Company with effect from 31 December 2009.

Other than fees of HK$800,000 (2009: HK$800,000) paid or payable to the independent non-executive directors which have been included above, no remuneration was paid or is payable to such directors.

No directors waived any emoluments in both years ended 30 June 2010 and 30 June 2009.

(b) Highest paid employees' emoluments

The five individuals in the Group with the highest emoluments are the directors of the Company and details of their emoluments have been disclosed above.

16. INVESTMENT PROPERTIES

	The Group	
	2009 *HK$'000*	***2010*** ***HK$'000***
Investment properties at fair value		
At beginning of the year	8,031,300	**9,239,700**
Additions	35,159	**265,081**
Acquisition of a subsidiary *(Note (b))*	210,000	**-**
Reclassified from (to):		
Properties under development and prepaid land lease payments *(Note (c))*	322,042	**452,306**
Property, plant and equipment	(79,007)	**(111,334)**
Gain arising from changes in fair value of investment properties under construction up to completion of development *(Note (c))*	–	**2,238,253**
Gain recognised on transfer of property to investment properties upon completion of development *(Note (c))*	510,847	**-**
Gain arising from changes in fair value of completed investment properties	209,359	**1,548,465**
Transfer to assets classified as held for sale *(Note (d))*	–	**(3,050,000)**
At end of the year	9,239,700	**10,582,471**

16. INVESTMENT PROPERTIES (continued)

The Group's investment properties comprise:

	2009 *HK$'000*	***2010*** ***HK$'000***
Land and buildings in Hong Kong on		
Long leases	5,184,800	**5,883,700**
Medium-term leases	4,054,900	**4,668,100**
	9,239,700	**10,551,800**
Land and buildings in the PRC on medium-term leases	–	**30,671**
	9,239,700	**10,582,471**

Notes:

(a) All of the Group's property interests held under operating leases to earn rentals and/or for capital appreciation purposes are measured using the fair value model and are classified and accounted for as investment properties.

(b) During the year ended 30 June 2009, the Group acquired investment properties of HK$210 million through the acquisition of a subsidiary from certain directors of the Company, details of the acquisition are disclosed in note 37.

(c) On 1 July 2009, a property of the Group, namely Broadwood Twelve, was reclassified from properties under development and prepaid land lease payments with total carrying amounts of HK$452 million to investment properties in accordance with Amendments to HKAS 40 *Investment Property*. The development of such property was completed during the year. Gain arising from change in fair value up to completion of development amounting to HK$2,238 million has been recognised in profit or loss for the current year.

During the year ended 30 June 2009, the development of a property of the Group, namely GardenEast, was completed. Such property, which is held to earn rentals and/or for capital appreciation purposes, had been reclassified from properties under development and prepaid land lease payments with total carrying amounts of HK$322 million to investment properties. Gain recognised on transfer of completed property to investment properties amounting to HK$511 million had been recognised in profit or loss during the year ended 30 June 2009.

(d) On 24 May 2010, the Group decided to sell Broadwood Twelve instead of holding them for rental as originally planned. The Group has initiated active marketing plan for sale of such properties. Accordingly, the Group has reclassified Broadwood Twelve as "Assets classified as held for sale" for the compliance of the relevant accounting standard, namely HKFRS 5 *Non-current Assets Held for Sale and Discontinued Operations*. After the reclassification, the measurement of Broadwood Twelve will continue to follow the fair value model in accordance with HKAS 40 *Investment Property*, otherwise this will lead to non-compliance of that accounting standard. Deposits received on the sale of such properties amounting to HK$23,601,000 have been classified as "Liabilities associated with assets classified as held for sale".

(e) The fair value of the Group's investment properties at 30 June 2010 has been arrived at on the basis of a valuation carried out on that date by DTZ Debenham Tie Leung Limited ("DTZ"), an independent firm of professional property valuers not connected to the Group. For office premises, serviced apartments, car parks and retail outlets, the valuation is arrived at by using direct comparison method by making reference to comparable sales transactions as available in the relevant market or, where appropriate, by capitalising the rental income derived from the existing tenancies with due provision for the reversionary income potential of the properties. For convention and exhibition venue, the valuation is arrived at by capitalising the estimated annual net income, and based on valuer's opinion as to the future trading potential and level of turnover likely to be achieved.

17. PROPERTY, PLANT AND EQUIPMENT

	Land and buildings in Hong Kong			
	Hotel property HK$'000	*Other properties HK$'000*	*Other assets HK$'000*	*Total HK$'000*
The Group				
COST				
At 1 July 2008	369,543	164,518	408,166	942,227
Additions	–	684	57,073	57,757
Transfer from investment properties	–	79,007	–	79,007
Disposals	–	–	(10,736)	(10,736)
At 30 June 2009	369,543	244,209	454,503	1,068,255
Additions	–	–	65,086	65,086
Transfer from investment properties	–	111,334	–	111,334
Disposals	–	–	(2,840)	(2,840)
At 30 June 2010	**369,543**	**355,543**	**516,749**	**1,241,835**
DEPRECIATION				
At 1 July 2008	125,646	48,264	287,944	461,854
Provided for the year	7,391	4,602	34,688	46,681
Eliminated on disposals	–	–	(10,317)	(10,317)
At 30 June 2009	133,037	52,866	312,315	498,218
Provided for the year	7,391	6,863	38,650	52,904
Eliminated on disposals	–	–	(2,725)	(2,725)
At 30 June 2010	**140,428**	**59,729**	**348,240**	**548,397**
CARRYING VALUES				
At 30 June 2009	236,506	191,343	142,188	570,037
At 30 June 2010	**229,115**	**295,814**	**168,509**	**693,438**

An analysis of the carrying values of the land and buildings in Hong Kong is as follows:

	The Group	
	2009 HK$'000	***2010 HK$'000***
Hotel property on land under medium-term leases	236,506	**229,115**
Other properties on land under		
Long leases	93,155	**200,473**
Medium-term leases	98,188	**95,341**
	191,343	**295,814**

The above items of property, plant and equipment are depreciated over their estimated useful lives from the date on which they become available for their intended use and after taking into account their estimated residual value, using the straight-line method, as follows:

Category of assets	*Estimated useful lives*
Buildings	50 years or the remaining term of the lease of the land on which the buildings are located, whichever is shorter
Other assets	3 to 10 years

18. PREPAID LAND LEASE PAYMENTS

	The Group	
	2009 HK$'000	2010 HK$'000
The Group's prepaid land lease payments comprise:		
Leasehold land in Hong Kong on		
Long leases	806,710	**654,359**
Medium-term leases	113,347	**110,372**
	920,057	**764,731**
Analysed for reporting purposes as		
Non-current asset	909,485	**758,358**
Current asset	10,572	**6,373**
	920,057	**764,731**

Prepaid lease payments amounting to HK$251,848,000 (2009: HK$51,683,000) were reclassified to investment properties during the year ended 30 June 2010. Details of such reclassification are disclosed in note 16(c).

19. INVESTMENTS IN SUBSIDIARIES

	The Company	
	2009 HK$'000	2010 HK$'000
Unlisted shares, at cost less impairment	895,426	**1,048,982**

Particulars of the principal subsidiaries are set out in note 45.

20. AMOUNTS DUE FROM SUBSIDIARIES

The amounts due from subsidiaries classified under non-current assets are interest free, unsecured and with no fixed repayment terms except for the aggregate principal amount of HK$1,072 million (2009: HK$914 million) which is repayable in 2013. In the opinion of the directors, based on their assessment as at 30 June 2010 of the estimated future cash flows from the subsidiaries, the amounts due from subsidiaries will not be repayable within one year from the end of the reporting period, accordingly these amounts are classified as non-current. The effective interest rate on the amounts due from subsidiaries in respect of the year ranged from 1.1% to 2.4% (2009: 1.5% to 2.4%) per annum, representing the borrowing rates of the relevant subsidiaries.

21. PROPERTIES UNDER DEVELOPMENT

	The Group	
	2009 HK$'000	2010 HK$'000
COST		
At beginning of the year	442,648	**381,783**
Additions	209,494	**21,339**
Reclassified to investment properties *(note 16)*	(270,359)	**(200,458)**
At end of the year	381,783	**202,664**

Included in the cost of properties under development is net interest capitalised totalling HK$31.2 million (2009: HK$31.2 million).

All of the Group's properties under development are located on land under long leases in Hong Kong.

22. INTERESTS IN JOINTLY CONTROLLED ENTITIES

	The Group	
	2009 *HK$'000*	***2010*** ***HK$'000***
Expressway projects in the PRC		
Unlisted investments, at cost		
Registered capital contribution	1,201,821	**1,426,065**
Additional cost of investments	2,745,309	**2,749,470**
	3,947,130	**4,175,535**
Share of post-acquisition comprehensive income, net of dividends received	2,873,159	**2,842,723**
Less: Accumulated amortisation	(782,922)	**(869,042)**
	6,037,367	**6,149,216**
Power plant project in the PRC		
Unlisted investment, at cost		
Registered capital contribution	631,867	**631,867**
Share of post-acquisition comprehensive income	23,711	**152,381**
	655,578	**784,248**
Other unlisted investments	12,053	**104,568**
	6,704,998	**7,038,032**

Particulars of the Group's principal jointly controlled entities at 30 June 2009 and 30 June 2010 are as follows:

Name of company	*Issued capital/ registered capital*	*Proportion of issued/ registered capital held by the Group*		*Principal activities*
		2009	***2010***	
Incorporated in Hong Kong:				
Grand Site Development Limited	2 shares of HK$1 each	50%	**50%**	Development and property investment
Hong Kong Bowling City Limited	10,250,000 "A" shares of HK$1 each	50%	**50%**	Operation of a bowling center
	10,250,000 "B" shares of HK$1 each			
Established in the PRC:				
Guangzhou-Shenzhen-Zhuhai Superhighway Company Limited ("GS Superhighway JV")	Nil *(Note a)*	Not applicable	**Not applicable**	Development, operation and management of an expressway
Guangdong Guangzhou-Zhuhai West Superhighway Company Limited ("West Route JV")	RMB4,263,000,000 (2009: RMB2,303,000,000)	50%	**50%**	Development, operation and management of an expressway
SEC & Hopewell Power (Heyuan) Co., Ltd.	RMB1,560,000,000	40%	**40%**	Development and operation of a power plant
錦州合錦風電設備有限公司	RMB40,000,000	–	**50%**	Manufacturing and sales of wind power equipment

22. INTERESTS IN JOINTLY CONTROLLED ENTITIES (continued)

Details of the principal jointly controlled entities at the end of the reporting period are as follows:

(a) Phase I of the Guangzhou-Shenzhen-Zhuhai Superhighway ("GS Superhighway")

The GS Superhighway is undertaken by GS Superhighway JV, a joint venture company established in the PRC. The operation period is 30 years from the GS Superhighway's official opening date on 1 July 1997. The Group's entitlement to the profit of the toll operations of the GS Superhighway JV is 50% for the initial ten years, 48% for the next ten years and 45% for the last ten years of the operation period. At the end of the operation period, all the immovable assets and facilities of GS Superhighway JV will be reverted to the PRC joint venture partner without compensation.

The Group is entitled to the repayment of the total registered capital of HK$702 million contributed by the Group to GS Superhighway JV. The registered capital of HK$702 million had been repaid to the Group by GS Superhighway JV during the year ended 30 June 2008.

(b) Western Delta Route

West Route JV is established to undertake the development, operation and management of an expressway linking Guangzhou, Zhongshan and Zhuhai ("Western Delta Route") and is scheduled to be built in three phases. The operation period for Phase I of Western Delta Route ("Phase I West") is 30 years commencing from 17 September 2003. The total investment for the Phase I West is RMB1,680 million, 35% of which was funded by the registered capital of West Route JV amounting to RMB588 million, which had been contributed by the Group and the PRC joint venture partner of West Route JV in equal share (i.e. each to contribute RMB294 million).

The initial estimated total investment for the Phase II of Western Delta Route ("Phase II West") is RMB4,900 million, 35% of which was funded by an increase in the registered capital of West Route JV by RMB1,715 million in total which had been contributed by the Group and the PRC joint venture partner of West Route JV in equal share.

On 2 September 2008, the Group entered into amendment agreements in relation to Phase II West with the PRC joint venture partner to increase the total investment for Phase II West by RMB2,300 million to RMB7,200 million. 35% of the increase in total investment will be funded by an increase in the registered capital of West Route JV by RMB805 million to be contributed by the Group and the PRC joint venture partner in equal share. The additional capital contribution thereon to be made by the Group to West Route JV for the development of Phase II West is RMB403 million. The amendment agreements have been approved by the shareholders of the Company and HHI during the year ended 30 June 2009 and are being processed by the relevant PRC authorities as at the date of this report.

The currently planned total investment for the Phase III of Western Delta Route ("Phase III West") is RMB5,600 million, 35% of which will be funded by an increase in the registered capital of West Route JV by RMB1,960 million to be contributed by the Group and the PRC joint venture partner in equal share (i.e. each to contribute RMB980 million).

During the year ended 30 June 2010, the Group and the PRC joint venture partner made capital contributions to West Route JV in respect of Phase III West amounting to RMB196 million and RMB196 million respectively.

As at 30 June 2010, the approved registered capital of West Route JV was RMB4,263 million (2009: RMB2,303 million). During the year ended 30 June 2010, the expiration date of the joint venture operation period for West Route JV has been extended from 16 September 2038 to 16 September 2043.

22. INTERESTS IN JOINTLY CONTROLLED ENTITIES (continued)

(b) Western Delta Route (continued)

The Group is entitled to 50% of the distributable profits from operation of West Route JV. At the end of the joint venture operation periods of Phase I West, Phase II West and Phase III West, all the immovable assets and facilities of each phase will be reverted to the relevant PRC government authority which regulates transportation without compensation. The registered capital contributions are required to be repaid to both the Group and PRC joint venture partner. The repayments are required to be approved by the board of directors of West Route JV.

(c) Power plant project in Heyuan City of Guangdong Province, the PRC

Pursuant to a co-operation agreement entered into between the Group and a PRC enterprise, a joint venture company, SEC & Hopewell Power (Heyuan) Co., Ltd. ("Heyuan Power JV"), was established in the PRC during the year ended 30 June 2008 for the joint development of a 2X600 MW power plant in Heyuan City of Guangdong Province, the PRC. The operation period of Heyuan Power JV is 30 years from 14 September 2007, the date of its establishment, and the Group is entitled to 40% of the results from the operation of the power plant.

The summarised financial information in respect of the Group's share of the assets, liabilities, income and expenses of its jointly controlled entities which are accounted for using the equity method is set out below:

	2009 *HK$'000*	***2010*** ***HK$'000***
Current assets	418,588	**856,664**
Non-current assets	11,193,563	**14,778,769**
Current liabilities	(1,283,895)	**(2,945,410)**
Non-current liabilities	(5,914,741)	**(7,795,567)**
Income	4,196,917	**4,807,024**
Expenses	(2,178,406)	**(3,374,983)**
Other comprehensive (expenses) income	(12,260)	**26,449**

Currency risk exposure associated with the jointly controlled entities of the Group

As at 30 June 2010 and 30 June 2009, certain jointly controlled entities of the Group had outstanding bank loans denominated in Hong Kong dollars and United States dollars that are not the functional currency of those jointly controlled entities (i.e. RMB). The results of the Group's jointly controlled entities are accounted for using the equity method of accounting such that the foreign currency risk associated with foreign currency borrowings exposed by the jointly controlled entities is reflected in the share of results of jointly controlled entities. Therefore, if exchange rate of RMB against Hong Kong dollars/United States dollars had been strengthened/weakened by 5%, the share of profits of the related jointly controlled entities for the current year would increase/decrease by HK$110.7 million (2009: increase/decrease by HK$133.9 million). The sensitivity analyses assumed the amounts outstanding at the end of the reporting period were outstanding for the whole year and held constant throughout the financial year.

Taking into account both the Group's foreign currency risk as explained in note 44(b)(i) and the above foreign currency risk exposed by the jointly controlled entities, the Group's profit for the current year would decrease/increase by HK$0.1 million (2009: increase/decrease by HK$40.5 million) if exchange rate of RMB against Hong Kong dollars/United States dollars had been strengthened/weakened by 5%.

23. INTERESTS IN ASSOCIATES

	The Group	
	2009 *HK$'000*	***2010*** ***HK$'000***
Cost of investments, unlisted	305	**5**
Share of post-acquisition comprehensive income, net of dividends received	26,737	**26,611**
	27,042	**26,616**

	The Company	
	2009 *HK$'000*	***2010*** ***HK$'000***
Unlisted shares, at cost	401	**5**

Particulars regarding the principal associates at 30 June 2009 and 30 June 2010, which are incorporated and operating in Hong Kong, are as follows:

Name of company	*Proportion of nominal value of issued capital held by the Group* 2009 %	2010 %	*Principal activities*
Granlai Company Limited	46	**46**	Property investment
HCNH Insurance Brokers Limited *(Note)*	25	–	Insurance brokerage

The summarised financial information in respect of the Group's associates is set out below:

	2009 *HK$'000*	***2010*** ***HK$'000***
Total assets	84,439	**65,513**
Total liabilities	(24,004)	**(8,613)**
Net assets	60,435	**56,900**
Group's share of net assets of associates	27,042	**26,616**
Revenue	16,468	**12,586**
Profit for the year	8,525	**4,335**
Group's share of profits of associates for the year	6,858	**1,865**

Note: During the year ended 30 June 2010, the Group disposed of its equity interest in HCNH Insurance Brokers Limited for a consideration of HK$508,000. The disposal gave rise to a gain amounting to HK$23,000 which was recognised in profit or loss for the current year.

24. AVAILABLE-FOR-SALE INVESTMENTS

	The Group	
	2009	***2010***
	HK$'000	***HK$'000***
Equity securities listed outside Hong Kong, at fair value	30,121	**23,650**
Unlisted equity investments, at cost	3,197	**3,197**
	33,318	**26,847**
Market value of listed equity securities	30,121	**23,650**

	The Company	
	2009	***2010***
	HK$'000	***HK$'000***
Unlisted equity investments, at cost	3,000	**3,197**

The fair values of the listed equity securities have been determined by reference to the bid prices quoted on the relevant stock exchanges.

The unlisted equity investments are measured at cost because the directors of the Company are of the opinion that the range of reasonable fair value estimates is so significant that their fair value cannot be measured reliably.

25. AMOUNTS DUE FROM JOINTLY CONTROLLED ENTITIES

The amounts due from jointly controlled entities are unsecured, interest free and with no fixed repayment terms.

The effective interest rates adopted for measurement at fair values at initial recognition of the amounts due from jointly controlled entities range from 1.1% to 1.5% per annum.

26. INVENTORIES

	The Group	
	2009	***2010***
	HK$'000	***HK$'000***
Hotel and restaurant inventories	15,333	**17,189**

The cost of inventories recognised as an expense during the year amounted to HK$128,941,000 (2009: HK$124,646,000).

27. STOCK OF PROPERTIES

The cost of properties recognised as an expense during the year amounted to HK$208,167,000 (2009: HK$1,930,000).

As 30 June 2010, the stock of properties under development of HK$94 million included in the consolidated statement of financial position are expected to be realised within one year from the end of the reporting period.

28. TRADE AND OTHER RECEIVABLES

Other than rentals receivable, which are payable upon presentation of invoices, the Group allows an average credit period of 15 to 60 days to its trade customers.

The following is an analysis of trade and other receivables net of allowances for doubtful debts by age, presented based on the invoice date:

	The Group	
	2009 *HK$'000*	***2010*** ***HK$'000***
Receivables aged		
0 – 30 days	19,578	**27,104**
31 – 60 days	4,815	**7,960**
Over 60 days	5,277	**10,753**
	29,670	**45,817**
Less: Allowance for doubtful debts	(751)	**(1,310)**
	28,919	**44,507**
Interest receivable on bank deposits	192	**2,503**
Dividend receivable from a jointly controlled entity	–	**127,207**
	29,111	**174,217**

The Group has provided for all trade receivables where, based on historical experience, it is not probable that such receivables are recoverable.

Included in the Group's trade receivable balance are debtors with carrying amount of HK$12,797,000 (2009: HK$13,027,000) which are past due at the reporting date for which the Group has not provided for impairment loss. The Group does not hold any collateral over these balances.

Ageing of trade receivables which are past due but not impaired

	2009 *HK$'000*	***2010*** ***HK$'000***
0 – 30 days	11,687	**10,828**
31 – 60 days	804	**1,324**
Over 60 days	536	**645**
Total	13,027	**12,797**

Movement in the allowance for doubtful debts

	2009 *HK$'000*	***2010*** ***HK$'000***
Balance at beginning of the year	1,136	**751**
(Reversal) recognition of impairment losses	(184)	**559**
Amounts written off as uncollectible	(201)	**-**
Balance at end of the year	751	**1,310**

29. BANK BALANCES AND CASH

The Group

Bank balances and cash comprise cash held by the Group and bank deposits with maturity of three months or less which carry interest at market rates ranged from 0.02% to 1.97% (2009: 0.02% to 1.17%) per annum.

Included in the bank balances and cash are restricted bank deposits of HK$456 million (2009: nil) which can be applied in the construction and tax payments of designated property development projects in the ordinary course of business.

Included in bank balances and cash are bank deposits held by subsidiaries amounting to approximately nil (2009: RMB111 million), US$2 million (2009: US$128 million) and HK$2,217 million (2009: HK$1,998 million) which are denominated in currencies other than the functional currencies of the respective subsidiaries.

The Company

Bank balances and cash comprise cash held by the Company and bank deposits with maturity of three months or less which carry interest at market rates ranged from 0.02% to 0.35% (2009: 0.02% to 0.29%) per annum.

Included in bank balances and cash are bank deposit amounting to nil (2009: approximately US$18 million) which was denominated in currency other than the functional currency of the Company.

30. TRADE AND OTHER PAYABLES

The following is an analysis of trade and other payables outstanding by age, presented based on the invoice date:

	The Group	
	2009	***2010***
	HK$'000	***HK$'000***
Payables aged		
0 – 30 days	147,591	**149,957**
31 – 60 days	2,561	**9,604**
Over 60 days	85,317	**90,999**
	235,469	**250,560**
Retentions payable	36,309	**35,926**
Accrued construction costs	82,219	**130,819**
Accrued long service payment and leave pay	16,554	**21,733**
	370,551	**439,038**

The Group has financial risk management policies in place to ensure that all payables are within the credit timeframe.

Of the retentions payable, an amount of HK$31,547,000 (2009: HK$20,997,000) is due beyond twelve months from the end of the reporting period.

31. AMOUNTS DUE TO ASSOCIATES AND A JOINTLY CONTROLLED ENTITY

The Group

The amounts due to associates and a jointly controlled entity are unsecured, interest free and repayable on demand.

The Company

The amounts due to associates are unsecured, interest free and repayable on demand.

32. AMOUNTS DUE FROM/TO SUBSIDIARIES

The Company

The amounts due from subsidiaries classified under current assets and the amounts due to subsidiaries are both unsecured, interest free and repayable within one year or on demand.

33. AMOUNT DUE TO A MINORITY SHAREHOLDER OF A SUBSIDIARY

The amount due to a minority shareholder of a subsidiary is interest free, unsecured and not expected to be repayable within one year after the end of the reporting period.

The principal amount due to the minority shareholder of HK$79 million had been initially reduced to its present value of HK$60 million based on management's estimates of future cash payments with a corresponding adjustment of approximately HK$19 million which was regarded as a deemed contribution from the minority shareholder during the year ended 30 June 2008. The effective interest rate adopted for measurement at fair value at initial recognition of the amount due to a minority shareholder of a subsidiary is 3.25%, representing the borrowing rate of the subsidiary.

34. SHARE CAPITAL

	Number of shares		*Nominal value*	
	2009 *'000*	***2010*** ***'000***	*2009* *HK$'000*	***2010*** ***HK$'000***
The Group and the Company				
Ordinary shares of HK$2.50 each				
Authorised	1,200,000	**1,200,000**	3,000,000	**3,000,000**
Issued and fully paid				
At beginning of the year	892,322	**878,949**	2,230,806	**2,197,373**
Issued during the year	2,262	**156**	5,655	**389**
Repurchased during the year	(15,635)	**(2,836)**	(39,088)	**(7,089)**
At end of the year	878,949	**876,269**	2,197,373	**2,190,673**

During the year ended 30 June 2010, the Company issued 155,600 ordinary shares at the subscription price of HK$22.44 each for a total cash consideration of HK$3 million upon the exercise of the share options previously granted.

During the year ended 30 June 2009, the Company issued 1,900,000 and 362,000 ordinary shares at the subscription prices of HK$19.94 each and HK$22.44 each, respectively, for a total cash consideration of HK$46 million upon the exercise of the share options previously granted.

These shares rank *pari passu* in all respects with the existing ordinary shares.

34. SHARE CAPITAL (continued)

During the year, the Company repurchased 2,836,000 (2009: 15,635,000) ordinary shares of the Company on the Hong Kong Stock Exchange, as follows:

Month	*Number of ordinary shares repurchased*	*Purchase price per share*		*Total consideration paid (including transaction costs)*
		Highest	*Lowest*	
	'000	*HK$*	*HK$*	*HK$'000*
2010				
November 2009	**663**	**24.45**	**24.00**	**16,087**
December 2009	**2**	**24.30**	**24.30**	**37**
February 2010	**42**	**22.40**	**22.40**	**943**
March 2010	**120**	**22.50**	**22.45**	**2,703**
April 2010	**536**	**23.45**	**23.10**	**12,524**
May 2010	**1,253**	**22.10**	**20.55**	**27,082**
June 2010	**220**	**20.90**	**20.55**	**4,576**
	2,836			**63,952**

Month	*Number of ordinary shares repurchased*	*Purchase price per share*		*Total consideration paid (including transaction costs)*
		Highest	*Lowest*	
	'000	*HK$*	*HK$*	*HK$'000*
2009				
July 2008	743	27.35	25.65	19,619
August 2008	1,159	30.10	27.80	33,957
September 2008	1,637	28.10	25.15	44,425
October 2008	4,080	26.40	19.60	88,440
November 2008	2,438	23.85	18.80	51,583
December 2008	2,806	25.00	19.16	63,880
January 2009	1,447	25.00	21.50	33,418
April 2009	1,325	19.98	19.46	26,146
	15,635			361,468

These repurchases were effected by the directors pursuant to the mandate from the shareholders with a view to benefiting the shareholders as a whole by the enhancement of the earnings per share of the Group.

At 30 June 2010, the Company's 72,000 (2009: 72,000) issued shares with an aggregate nominal value of HK$180,000 (2009: HK$180,000) were held by HHL Employees' Share Award Scheme Trust (see note on share award scheme below). In accordance with the trust deed of the HHL Employees' Share Award Scheme Trust, the relevant trustee shall not exercise the voting rights attached to such shares.

34. SHARE CAPITAL (continued)

Share option schemes

(a) The Company

In 2003, the Company adopted a share option scheme ("HHL 2003 Scheme") which is effective for a period of 10 years. The principal purpose of this scheme is to provide incentives to directors and any eligible persons the Board may approve from time to time. The Board is authorised under the share option scheme to grant options to executive directors and employees of the Company or any of its subsidiaries and persons specified in the scheme document to subscribe for shares in the Company.

Under the HHL 2003 Scheme, options granted must be taken up within 14 days from the date of the offer letter upon the payment of HK$1 per each grant of option, payable as consideration on acceptance, which is recognised as income when received.

The following table discloses details of share options which were granted by the Company at nominal consideration and movements in such holdings:

Date of grant	Subscription price per share HK$	Number of shares under options granted: Outstanding at 1 July 2008	Movements during the year: Granted	Exercised	Lapsed	At 30 June 2009: Outstanding	Exercisable	Weighted average share price at the date of exercise HK$
Directors								
2 September 2005	19.94	1,900,000	-	(1,900,000)	-	-	-	24.73
10 October 2006	22.44	288,000	-	-	-	288,000	115,200	N/A
		2,188,000	-	(1,900,000)	-	288,000	115,200	
Employees								
10 October 2006	22.44	6,688,200	-	(362,000)	(736,000)	5,590,200	1,654,200	24.62
15 November 2007	36.10	5,248,000	-	-	(176,000)	5,072,000	1,014,400	N/A
24 July 2008	26.35	-	1,788,000	-	-	1,788,000	-	N/A
11 March 2009	21.45	-	1,760,000	-	-	1,760,000	-	N/A
		14,124,200	3,548,000	(2,262,000)	(912,000)	14,498,200	2,783,800	
Weighted average exercise price		HK$27.18	HK$23.92	HK$20.34	HK$25.08	HK$27.58	HK$27.42	

Date of grant	Subscription price per share HK$	Number of shares under options granted: Outstanding at 1 July 2009	Movements during the year: Granted	Exercised	Lapsed	At 30 June 2010: Outstanding	Exercisable	Weighted average share price at the date of exercise HK$
Directors								
10 October 2006	22.44	288,000	-	-	-	**288,000**	**172,800**	N/A
Employees								
10 October 2006	22.44	5,590,200	-	(155,600)	(161,800)	**5,272,800**	**2,700,000**	24.67
15 November 2007	36.10	5,072,000	-	-	(499,200)	**4,572,800**	**1,932,800**	N/A
24 July 2008	26.35	1,788,000	-	-	(400,000)	**1,388,000**	**277,600**	N/A
11 March 2009	21.45	1,760,000	-	-	(416,000)	**1,344,000**	**268,800**	N/A
		14,498,200	-	(155,600)	(1,477,000)	**12,865,600**	**5,352,000**	
Weighted average exercise price		HK$27.58	N/A	HK$22.44	HK$27.84	**HK$27.61**	**HK$27.53**	

The dates of grant of options referred to above represent the dates on which the options were accepted by the grantees.

34. SHARE CAPITAL (continued)

Share option schemes (continued)

(a) The Company (continued)

The followings are the particulars of share options granted under HHL 2003 Scheme:

Date of Grant	*Number of share options*	*Vesting period*	*Exercisable period*	*Exercise price per share HK$*
8 September 2004	2,700,000	–	Exercisable within three years from the date of grant	17.10
2 September 2005	1,250,000	2 September 2005 to 1 March 2006	2 March 2006 to 1 March 2009	19.94
2 September 2005	1,250,000	2 September 2005 to 1 March 2007	2 March 2007 to 1 March 2009	19.94
10 October 2006	1,792,000	10 October 2006 to 31 October 2007	1 November 2007 to 31 October 2013	22.44
10 October 2006	1,792,000	10 October 2006 to 31 October 2008	1 November 2008 to 31 October 2013	22.44
10 October 2006	1,792,000	10 October 2006 to 31 October 2009	1 November 2009 to 31 October 2013	22.44
10 October 2006	1,792,000	10 October 2006 to 31 October 2010	1 November 2010 to 31 October 2013	22.44
10 October 2006	1,792,000	10 October 2006 to 31 October 2011	1 November 2011 to 31 October 2013	22.44
15 November 2007	1,049,600	15 November 2007 to 30 November 2008	1 December 2008 to 30 November 2014	36.10
15 November 2007	1,049,600	15 November 2007 to 30 November 2009	1 December 2009 to 30 November 2014	36.10
15 November 2007	1,049,600	15 November 2007 to 30 November 2010	1 December 2010 to 30 November 2014	36.10
15 November 2007	1,049,600	15 November 2007 to 30 November 2011	1 December 2011 to 30 November 2014	36.10
15 November 2007	1,049,600	15 November 2007 to 30 November 2012	1 December 2012 to 30 November 2014	36.10
24 July 2008	357,600	24 July 2008 to 31 July 2009	1 August 2009 to 31 July 2015	26.35
24 July 2008	357,600	24 July 2008 to 31 July 2010	1 August 2010 to 31 July 2015	26.35
24 July 2008	357,600	24 July 2008 to 31 July 2011	1 August 2011 to 31 July 2015	26.35
24 July 2008	357,600	24 July 2008 to 31 July 2012	1 August 2012 to 31 July 2015	26.35
24 July 2008	357,600	24 July 2008 to 31 July 2013	1 August 2013 to 31 July 2015	26.35
11 March 2009	352,000	11 March 2009 to 17 March 2010	18 March 2010 to 17 March 2016	21.45
11 March 2009	352,000	11 March 2009 to 17 March 2011	18 March 2011 to 17 March 2016	21.45
11 March 2009	352,000	11 March 2009 to 17 March 2012	18 March 2012 to 17 March 2016	21.45
11 March 2009	352,000	11 March 2009 to 17 March 2013	18 March 2013 to 17 March 2016	21.45
11 March 2009	352,000	11 March 2009 to 17 March 2014	18 March 2014 to 17 March 2016	21.45

34. SHARE CAPITAL (continued)

Share option schemes (continued)

(a) The Company (continued)

Share option expenses charged to profit or loss are based on valuation determined using the Binomial model. Share options granted were valued based on the following assumptions:

Date of grant	Number of options granted	Fair value of options granted HK$	Closing share price at date of grant HK$	Exercise price HK$	Expected volatility	Option life	Risk-free rate	Expected dividend yield	Suboptimal exercise factor
2 September 2005	2,500,000	6,819,000	19.60	19.94	23.30%	3.4 years	3.660%	4.10%	2
10 October 2006	8,960,000	43,981,000	22.25	22.44	26.00%	7 years	3.956%	3.80%	2
15 November 2007	5,248,000	43,669,000	35.10	36.10	33.00%	7 years	3.384%	4.70%	2
24 July 2008	1,788,000	13,475,000	26.25	26.35	33.54%	7 years	3.598%	3.01%	1.61
11 March 2009	1,760,000	9,142,000	21.45	21.45	34.37%	7 years	1.872%	4.53%	2.2

Expected volatility was determined by using the historical volatility of the Company's share price over previous year. The effects of time to vest, non-transferability, exercise restrictions and behavioural considerations have been taken into account in the model. The variables and assumptions used in computing the fair value of the share options are based on management's best estimate. The value of share options varies with different variables of certain subjective assumptions.

The Group recognised total expense of HK$12,931,000 for the year (2009: HK$25,619,000) in relation to share options granted by the Company.

(b) HHI

A share option scheme ("HHI Scheme") was adopted by HHI pursuant to the written resolutions of the shareholders of HHI passed on 16 July 2003 and approved by the shareholders of the Company at an extraordinary general meeting held on 16 July 2003. The HHI Scheme shall be valid and effective for a period of 10 years and the principal purpose of which is to provide incentives to directors and any eligible persons the Board of HHI may approve from time to time. The Board of HHI is authorised to grant options under the HHI Scheme to executive directors and employees of the Company, HHI or any of its subsidiaries and persons specified in the scheme document to subscribe for shares in HHI.

Options granted must be taken up within 28 days from the date of the offer letter upon payment of HK$1 per each grant of option, payable as consideration on acceptance, which is recognised as income when received.

34. SHARE CAPITAL (continued)

Share option schemes (continued)

(b) HHI (continued)

The following table discloses the details of share options granted under the HHI Scheme by HHI to its directors and employees, who are not directors of the Company, at nominal consideration:

		Number of shares under options granted						
	Subscription price per share	*Outstanding at 1 July 2008*	*Movements during the year*			*At 30 June 2009*		*Weighted average share price at the date of exercise*
Date of grant			*Granted*	*Exercised*	*Lapsed*	*Outstanding*	*Exercisable*	
	HK$							*HK$*
17 October 2006	5.858	4,928,000	-	-	(488,000)	4,440,000	1,776,000	N/A
19 November 2007	6.746	760,000	-	-	-	760,000	152,000	N/A
24 July 2008	5.800	-	800,000	-	(400,000)	400,000	-	N/A
11 March 2009 *(Note)*	4.470	-	400,000	-	(400,000)	-	-	N/A
		5,688,000	1,200,000	-	(1,288,000)	5,600,000	1,928,000	
Weighted average exercise price		HK$5.977	HK$5.357	N/A	HK$5.409	HK$5.974	HK$5.928	

		Number of shares under options granted						
	Subscription price per share	***Outstanding at 1 July 2009***	***Movements during the year***			***At 30 June 2010***		***Weighted average share price at the date of exercise***
Date of grant			***Granted***	***Exercised***	***Lapsed***	***Outstanding***	***Exercisable***	
	HK$							***HK$***
17 October 2006	5.858	4,440,000	-	-	-	**4,440,000**	**2,664,000**	N/A
19 November 2007	6.746	760,000	-	-	(400,000)	**360,000**	**144,000**	N/A
24 July 2008	5.800	400,000	-	-	-	**400,000**	**80,000**	N/A
		5,600,000	-	-	(400,000)	**5,200,000**	**2,888,000**	
Weighted average exercise price		HK$5.974	N/A	N/A	HK$6.746	**HK$5.915**	**HK$5.901**	

Note: The above 400,000 share options with exercise price at HK$4.470 per share were granted and lapsed in the financial year ended 30 June 2009. There was no financial impact to the consolidated financial statements of the Group and no valuation on these share options was performed.

34. SHARE CAPITAL (continued)

Share option schemes (continued)

(b) HHI (continued)

The followings are the particulars of share options granted under HHI Scheme:

Date of Grant	*Number of share options*	*Vesting period*	*Exercisable period*	*Exercise price per share HK$*
17 October 2006	1,240,000	1 December 2006 to 30 November 2007	1 December 2007 to 30 November 2013	5.858
17 October 2006	1,240,000	1 December 2006 to 30 November 2008	1 December 2008 to 30 November 2013	5.858
17 October 2006	1,240,000	1 December 2006 to 30 November 2009	1 December 2009 to 30 November 2013	5.858
17 October 2006	1,240,000	1 December 2006 to 30 November 2010	1 December 2010 to 30 November 2013	5.858
17 October 2006	1,240,000	1 December 2006 to 30 November 2011	1 December 2011 to 30 November 2013	5.858
19 November 2007	152,000	19 November 2007 to 30 November 2008	1 December 2008 to 30 November 2014	6.746
19 November 2007	152,000	19 November 2007 to 30 November 2009	1 December 2009 to 30 November 2014	6.746
19 November 2007	152,000	19 November 2007 to 30 November 2010	1 December 2010 to 30 November 2014	6.746
19 November 2007	152,000	19 November 2007 to 30 November 2011	1 December 2011 to 30 November 2014	6.746
19 November 2007	152,000	19 November 2007 to 30 November 2012	1 December 2012 to 30 November 2014	6.746
24 July 2008	160,000	1 August 2008 to 31 July 2009	1 August 2009 to 31 July 2015	5.800
24 July 2008	160,000	1 August 2008 to 31 July 2010	1 August 2010 to 31 July 2015	5.800
24 July 2008	160,000	1 August 2008 to 31 July 2011	1 August 2011 to 31 July 2015	5.800
24 July 2008	160,000	1 August 2008 to 31 July 2012	1 August 2012 to 31 July 2015	5.800
24 July 2008	160,000	1 August 2008 to 31 July 2013	1 August 2013 to 31 July 2015	5.800
11 March 2009	80,000	18 March 2009 to 17 March 2010	18 March 2010 to 17 March 2016	4.470
11 March 2009	80,000	18 March 2009 to 17 March 2011	18 March 2011 to 17 March 2016	4.470
11 March 2009	80,000	18 March 2009 to 17 March 2012	18 March 2012 to 17 March 2016	4.470
11 March 2009	80,000	18 March 2009 to 17 March 2013	18 March 2013 to 17 March 2016	4.470
11 March 2009	80,000	18 March 2009 to 17 March 2014	18 March 2014 to 17 March 2016	4.470

34. SHARE CAPITAL (continued)

Share option schemes (continued)

(b) HHI (continued)

Share option expenses charged to profit or loss are based on valuation determined using the Binomial model. Share options granted were valued based on the following assumptions:

Date of grant	*Number of options granted*	*Fair value of options granted HK$*	*Closing share price at date of grant HK$*	*Exercise price HK$*	*Expected volatility*	*Option life*	*Risk-free rate*	*Expected dividend yield*	*Suboptimal exercise factor*
17 October 2006	6,200,000	5,814,000	5.70	5.858	23.00%	7 years	3.969%	4.75%	2
19 November 2007	760,000	705,000	6.55	6.746	23.83%	7 years	3.330%	5.78%	2
24 July 2008	800,000	843,000	5.80	5.800	25.94%	7 years	3.600%	4.66%	1.31

Expected volatility was determined by using the historical volatility of the HHI's share price over the previous year. The effects of time to vest, non-transferability, exercise restrictions and behavioural considerations have been taken into account in the model. The variables and assumptions used in computing the fair value of the share options are based on management's best estimate. The value of share options varies with different variables of certain subjective assumptions.

The Group recognised total expense of HK$140,000 for the year (2009: HK$1,038,000) in relation to share options granted by HHI.

Share award scheme

(a) The Company

On 25 January 2007, an employees' share award scheme ("HHL Share Award Scheme") was adopted by the Company. The HHL Share Award Scheme is valid and effective for a period of 15 years commencing from 25 January 2007. Pursuant to the rules of the HHL Share Award Scheme, the Group has set up a trust, HHL Employees' Share Award Scheme Trust, for the purpose of administering the HHL Share Award Scheme and holding the awarded shares before they vest.

No shares were awarded in both years presented. The awardees shall not dispose of, nor enter into any agreement to dispose of the relevant awarded shares in the 12-month period commencing on the vesting date thereof.

Details of the movements of shares of the Company awarded are as follows:

Vesting date	*Outstanding at 1 July 2008*	*Movements during the year*		*Outstanding at 30 June 2009*
		Vested	*Lapsed*	
Directors				
25 January 2009	322,000	(322,000)	–	–
Weighted average fair value	HK$23.22	HK$23.22	N/A	N/A

There were no movements during the year ended 30 June 2010.

The Group recognised total expense of nil (2009: HK$2,169,000) for the year in relation to awarded share by the Company.

34. SHARE CAPITAL (continued)

Share award scheme (continued)

(b) HHI

On 25 January 2007, an employees' share award scheme ("HHI Share Award Scheme") was adopted by HHI. The HHI Share Award Scheme is valid and effective for a period of 15 years commencing from 25 January 2007. Pursuant to the rules of the HHI Share Award Scheme, HHI has set up a trust, HHI Employees' Share Award Scheme Trust, for the purpose of administering the HHI Share Award Scheme and holding the awarded shares before they vest.

No shares in HHI were awarded in both years presented.

Details of the movements of shares of HHI awarded are as follows:

Vesting date	*Outstanding at 1 July 2008*	*Movements during the year Vested*	*Outstanding at 30 June 2009*
Employees			
25 January 2009	380,000	(380,000)	–
Weighted average fair value	HK$5.68	HK$5.68	N/A

There were no movements during the year ended 30 June 2010.

The Group recognised total expense of nil (2009: HK$614,000) for the year in relation to awarded shares by HHI.

35. SHARE PREMIUM AND RESERVES

The Group

The reconciliation between the opening and closing balances of each component of the Group's consolidated equity is set out in the consolidated statement of changes in equity.

Share premium and capital redemption reserve

The application of share premium and capital redemption reserve is governed by Section 48B and Section 49H respectively of the Hong Kong Companies Ordinance.

Translation reserve

Exchange differences arising from the translation of the net assets of the Group's foreign operations from their functional currencies to the Group's presentation currency (i.e. Hong Kong dollars) are recognised directly in other comprehensive income and accumulated in the translation reserve. The reserve is dealt with in accordance with the accounting policy of foreign currencies set out in note 3.

PRC statutory reserves

Pursuant to the relevant laws and regulations for Sino-foreign joint venture enterprises, a portion of the profits of the Group's jointly controlled entities which are established in the PRC are required to be transferred to the PRC statutory reserves.

Property revaluation reserve

Property revaluation reserve arises on the revaluation of other properties. Where other properties are reclassified to investment property, the cumulative increase in fair value at the date of reclassification is included in the property revaluation reserve, and will be transferred to retained profits upon the retirement or disposal of the relevant property.

Investment revaluation reserve

The investment revaluation reserve represents accumulated gains and losses arising on the revaluation of available-for-sale investments that have been recognised in other comprehensive income, net of amounts reclassified to profit or loss when those investments have been disposed of or are determined to be impaired.

35. SHARE PREMIUM AND RESERVES (continued)

The Group (continued)

Share option reserve and share award reserve

The share option reserve comprises the fair value of share options granted and vested which are yet to be exercised. The share award reserve comprises the fair value of awarded shares granted which are yet to be vested. The reserves are dealt with in accordance with the accounting policy of equity-settled share-based payment transactions set out in note 3.

The Company

	Share premium HK$'000	*Capital redemption reserve HK$'000*	*Capital reserve HK$'000*	*Share option reserve HK$'000*	*Share award reserve HK$'000*	*Shares held for share award scheme HK$'000*	*Retained profits HK$'000*	*Total HK$'000*
At 1 July 2008	8,716,920	25,933	9,872	37,806	5,308	(11,923)	7,158,745	15,942,661
Profit for the year and total comprehensive income for the year	-	-	-	-	-	-	426,247	426,247
Issue of shares	47,313	-	-	(6,958)	-	-	-	40,355
Shares issue expenses	(35)	-	-	-	-	-	-	(35)
Repurchase of own shares	-	39,088	-	-	-	-	(361,468)	(322,380)
Recognition of equity-settled share-based payments	-	-	-	25,619	2,169	-	-	27,788
Shares vested under the share award scheme of the Company	-	-	-	-	(7,477)	9,745	(2,268)	-
Dividends recognised as distribution during the year *(note 13)*	-	-	-	-	-	-	(4,995,334)	(4,995,334)
At 30 June 2009	8,764,198	65,021	9,872	56,467	-	(2,178)	2,225,922	11,119,302
Profit for the year and total comprehensive income for the year	-	-	-	-	-	-	3,362,270	3,362,270
Issue of shares	3,842	-	-	(739)	-	-	-	3,103
Shares issue expenses	(3)	-	-	-	-	-	-	(3)
Repurchase of own shares	-	7,089	-	-	-	-	(63,952)	(56,863)
Recognition of equity-settled share-based payments	-	-	-	12,931	-	-	-	12,931
Dividends recognised as distribution during the year *(note 13)*	-	-	-	-	-	-	(905,013)	(905,013)
At 30 June 2010	**8,768,037**	**72,110**	**9,872**	**68,659**	**-**	**(2,178)**	**4,619,227**	**13,535,727**

36. DEFERRED TAX LIABILITIES

The followings are the major deferred tax liabilities (assets) recognised by the Group and movements thereon during the current and prior reporting periods:

	Accelerated tax depreciation HK$'000	*Fair value adjustments on investment properties HK$'000*	*Arising from business combinations HK$'000 (Note)*	*Undistributed earnings of PRC subsidiaries and jointly controlled entities HK$'000*	*Tax losses HK$'000*	*Others HK$'000*	*Total HK$'000*
At 1 July 2008	175,962	565,918	226,853	68,898	(160,910)	453	877,174
Charge (credit) to profit or loss	29,286	118,834	(864)	55,135	(3,796)	(542)	198,053
At 30 June 2009	205,248	684,752	225,989	124,033	(164,706)	(89)	1,075,227
Charge (credit) to profit or loss	25,706	625,168	(864)	3,588	10,577	(179)	663,996
At 30 June 2010	**230,954**	**1,309,920**	**225,125**	**127,621**	**(154,129)**	**(268)**	**1,739,223**

Note: Such deferred tax liabilities are attributable to taxable temporary differences arising on initial recognition of assets which were acquired in business combinations.

36. DEFERRED TAX LIABILITIES (continued)

The deferred tax assets and liabilities have been offset for the purposes of presentation in the consolidated statement of financial position.

At the end of the reporting period, the Group had available unused tax losses of HK$1,612 million (2009: HK$1,629 million) to offset against future profits. A deferred tax asset of HK$154 million (2009: HK$165 million) in respect of tax losses of HK$934 million (2009: HK$998 million) has been recognised. No deferred tax asset has been recognised in respect of the remaining tax losses of HK$678 million (2009: HK$631 million) due to the unpredictability of future profit streams. The tax losses available may be carried forward indefinitely.

37. ACQUISITION OF A SUBSIDIARY

On 1 August 2008, the Group acquired 100% of the issued share capital of Mingway Company, Limited from certain directors of the Company for a total consideration of HK$208 million. This consideration was arrived at by reference to the fair value of the underlying investment properties on date of acquisition as valued by DTZ. This acquisition had been accounted for as acquisition of assets as Mingway Company, Limited was principally engaged in property investment and only held certain commercial units at Wu Chung House, No. 213 Queen's Road East, Wanchai, Hong Kong.

The net assets acquired in the transaction are as follows:

	HK$'000
Net assets acquired:	
Investment properties	210,000
Trade and other receivables	825
Bank balances	393
Trade and other payables	(216)
Rental and other deposits	(2,602)
	208,400
Total consideration satisfied by:	
Cash	208,400
Net cash outflow arising on acquisition:	
Cash consideration paid	208,400
Bank balances acquired	(393)
	208,007

38. PROJECT COMMITMENTS

(a) Expressway projects

As at 30 June 2010, the Group had agreed, subject to approval of the relevant PRC authorities, to make capital contribution to a jointly controlled entity, West Route JV, for the development of Phase II West of approximately RMB403 million (2009: RMB403 million).

As at 30 June 2010, the Group had outstanding commitments to make capital contribution to West Route JV for the development of Phase III West of approximately RMB784 million (2009: RMB980 million).

In addition to the above, the Group's attributable share of the commitments of certain jointly controlled entities of the Group in respect of the acquisition of property and equipment, and construction of Phase III West contracted for but not provided totalling approximately HK$1,331 million at 30 June 2010 (2009: HK$521 million).

(b) Residential and commercial property project

On 23 June 2009, a tender submitted by a joint venture company of the Group was accepted by the Urban Renewal Authority in respect of the development of the Lee Tung Street Project in Wanchai. The Group and the joint venture partner will jointly hold and develop the project through their respective shareholding of 50% in the joint venture company. At the end of the reporting period, the total commitment of the Group is expected to be approximately HK$4.15 billion, representing 50% of the total budgeted development and related costs of the project.

38. PROJECT COMMITMENTS (continued)

(c) Power plant project

The Group's share of the commitments of the joint venture company in respect of the development of the power plant is as follows:

	2009 HK$'000	2010 HK$'000
Authorised but not yet contracted for	201,968	-
Contracted for but not provided	248,769	**36,629**
	450,737	**36,629**

(d) Commercial and hotel property project

Pursuant to a cooperation agreement entered into between the Group and a PRC party to develop and lease a commercial and hotel complex property in Guangzhou, the PRC, the Group is mainly responsible for the fitting-out of the property and the purchase of machinery and equipment required for the operation of the property at the estimated total costs of not less than RMB1,000 million. Upon the completion of the property development, the Group is entitled to operate the property for a specified period by paying fixed amounts of monthly rental, which will be increased progressively with a maximum annual rental of RMB178 million. Total rental payable under the operating period is approximately RMB3.5 billion. Up to the end of the reporting period, the Group has not incurred any material cost for this property project.

(e) Property development

	2009 HK$'000	2010 HK$'000
Authorised but not yet contracted for	346,520	**384,881**
Contracted for but not provided	397,348	**296,515**
	743,868	**681,396**

(f) Property renovation

	2009 HK$'000	2010 HK$'000
Property renovation expenditure contracted for but not provided	6,502	**518**

39. OPERATING LEASE COMMITMENTS

The Group as lessor

Rental income from investment properties earned during the year is approximately HK$595 million (2009: HK$546 million). At the end of the reporting period, the investment properties of the Group with an aggregate carrying amount of approximately HK$9,773 million (2009: HK$7,725 million) which were rented out under operating leases. These properties have committed tenants for the next one to ten years without termination options granted to the tenants.

At the end of the reporting period, the Group had contracted with tenants for the following future minimum payments under non-cancellable operating leases:

	The Group	
	2009 HK$'000	2010 HK$'000
Within one year	323,205	**364,493**
In the second to fifth years inclusive	331,380	**344,954**
After five years	59	**1,284**
	654,644	**710,731**

40. CONTINGENT LIABILITIES

(a) Disposal of CEPA

In connection with the disposal by the Group of its interests in Consolidated Electric Power Asia Limited ("CEPA") in prior years, the Group entered into an agreement with the purchaser under which the purchaser and its affiliates agreed to release and discharge the Group from all claims whatsoever they may have against the Group arising under the sale agreement. The Group has also agreed to release and discharge the purchaser and its affiliates from all claims whatsoever the Group may have against them. In this connection, the Group has given certain performance undertakings and indemnities to the purchaser and its affiliates, for which a provision totalling approximately HK$84 million had been made in the consolidated financial statements in prior years.

During the year, management conducted a review of the performance undertakings and indemnities given, resulting in a write back of the provision for a warranty against a potential claim not materialised amounting to HK$30 million being recognised in the profit or loss.

The remaining balance of provision amounting to HK$54 million represents management's best estimate of the costs and expenses required to discharge the Group's obligations and liabilities under such agreement. The directors are of the opinion that the provision is not expected to be payable within one year from the end of the reporting period and, accordingly, is classified as non-current.

(b) Guarantees

The Group

A subsidiary of the Company acted as guarantor for the repayment of the mortgage bank loans granted to purchasers of the subsidiary's properties amounted to HK$370 million at 30 June 2010 (2009: HK$2 million).

In the opinion of the directors of the Company, the fair values of the such financial guarantee contracts are insignificant at initial recognition. Accordingly, no financial guarantee contract has been recognised in the consolidated statement of financial position.

The Company

As at 30 June 2010, the credit facilities of the Company's subsidiaries to the aggregate extent of HK$13,365 million (2009: HK$13,865 million) are guaranteed by the Company. Such facilities were utilised in relation to utility deposit guarantee to the extent of HK$13 million (2009: HK$13 million) at 30 June 2010.

41. RETIREMENT BENEFIT SCHEME

The Group has established a Mandatory Provident Fund Scheme (the "MPF Scheme") for its Hong Kong employees. The assets of the scheme are held separately in funds which are under the control of independent trustees. The retirement benefit scheme contributions charged to profit or loss represent contributions paid or payable by the Group to the scheme at 5% of each of the employees' monthly relevant income capped at HK$20,000.

The employees employed by the PRC subsidiaries are members of the state-managed retirement benefit schemes operated by the PRC government. The PRC subsidiaries are required to contribute a certain percentage of their payroll to the retirement benefit schemes to fund the benefits. The only obligation of the Group with respect to the retirement benefit schemes is to make the required contributions under the schemes.

The total costs charged to profit or loss for the year of HK$8,970,000 (2009: HK$8,876,000) represent contributions paid or payable to the schemes by the Group in respect of the current accounting period. At the end of the reporting period, there were no forfeited contributions available to reduce future obligations.

42. RELATED PARTY TRANSACTIONS

Details of the balances with related parties at the end of the reporting period are disclosed in the consolidated statement of financial position and respective notes. In addition to the transactions and balances with related parties disclosed above, the Group has the following transactions with related parties:

The registered capital amounting to HK$702 million previously injected by a subsidiary of the Company to GS Superhighway JV was repaid by GS Superhighway JV during the year ended 30 June 2008. According to the Law of the PRC on Chinese-foreign Contractual Joint Venture in relation to the repayment of registered capital before the expiry of the joint venture operation period, the subsidiary of the Company, as the foreign joint venture partner, is required to undertake the financial obligations of GS Superhighway JV to the extent of HK$702 million when GS Superhighway JV fails to meet its financial obligations during the joint venture operation period.

Compensation of key management personnel

The remuneration paid or payable to the Group's key management personnel amounted to HK$39.6 million (2009: HK$36.3 million), which comprises share-based payments of HK$0.1 million (2009: HK$3.0 million) and short term benefits of HK$39.5 million (2009: HK$33.3 million). Such remuneration is determined by the Board having regard to the performance of individuals and market trends.

43. CAPITAL RISK MANAGEMENT

The Group manages its capital to ensure that entities in the Group will be able to continue as a going concern while maximising the return to shareholders through the optimisation of the debt and equity balance. The Group's overall strategy remains unchanged from that of the prior year.

The capital structure of the Group consists of equity attributable to owners of the Company, comprising issued share capital and premium, retained profits and other reserves.

The directors of the Company review the capital structure periodically. As part of this review, the directors of the Company assess budgets of major projects taking into account of the provision of funding. Based on the operating budgets, the directors consider the cost of capital and the risks associated with each class of capital and balance its overall capital structure through the payment of dividends, new share issues as well as the issue of debts.

44. FINANCIAL INSTRUMENTS

(a) Categories of financial instruments

	The Group		*The Company*	
	2009 HK$'000	***2010 HK$'000***	*2009 HK$'000*	***2010 HK$'000***
Financial assets:				
Loans and receivables at amortised cost (including cash and cash equivalents)	5,335,082	**5,245,589**	12,716,833	**14,914,804**
Available-for-sale investments	33,318	**26,847**	3,000	**3,000**
	5,368,400	**5,272,436**	12,719,833	**14,917,804**
Financial liabilities:				
Liabilities at amortised cost	222,825	**270,555**	303,022	**241,124**

44. FINANCIAL INSTRUMENTS (continued)

(b) Financial risk management objectives and policies

The Group's and the Company's major financial instruments include loan receivable, available-for-sale investments, amounts due from jointly controlled entities, trade and other receivables, amounts due from subsidiaries, bank balances and cash, trade and other payables and amounts due to associates/subsidiaries/a jointly controlled entity/a minority shareholder of a subsidiary. Details of these financial instruments are disclosed in respective notes. The risks associated with these financial instruments and the policies on how to mitigate these risks are set out below. The Group manages and monitors these exposures to ensure that appropriate measures are implemented in a timely and effective manner. The Group's overall strategy remains unchanged from that of the prior year.

The main risks arising from the Group's and the Company's financial instruments are market risks (including currency risk, interest rate risk and price risk), credit risk and liquidity risk. The directors review and agree policies for managing each of these risks and they are summarised below:

Market risks

(i) Currency risk

The Group and the Company undertake certain transactions denominated in foreign currencies, hence exposures to exchange fluctuations arise. Certain of the Group's and the Company's financial assets and liabilities are denominated in Hong Kong dollars, Renminbi ("RMB") or United States dollars ("US dollars") which are currencies other than the functional currencies of the respective group entity. The Group manages its foreign currency risk by constantly monitoring the movement of the foreign exchange rates.

The carrying amounts of the Group's and the Company's foreign currency denominated monetary assets and liabilities at the end of the reporting period are as follows:

The Group

	Assets		*Liabilities*	
	2009	***2010***	*2009*	***2010***
	HK$'000	***HK$'000***	*HK$'000*	***HK$'000***
Hong Kong dollars	1,996,139	**2,219,868**	1,039	**4,720**
RMB	126,432	**103**	–	**–**
US dollars	1,001,291	**16,737**	–	**–**

The Company

	Assets		*Liabilities*	
	2009	***2010***	*2009*	***2010***
	HK$'000	***HK$'000***	*HK$'000*	***HK$'000***
RMB	125	**93**	–	**–**
US dollars	140,113	**4**	–	**–**

44. FINANCIAL INSTRUMENTS (continued)

(b) Financial risk management objectives and policies (continued)

Market risks (continued)

(i) Currency risk (continued)

Currency risk sensitivity analysis

As Hong Kong dollars are pegged to US dollars, it is assumed that there would be no material currency risk exposure on between these two currencies. The Group's and the Company's foreign currency risk is mainly concentrated on the fluctuations of RMB against Hong Kong dollars. The sensitivity analysis below includes only currency risk related to RMB and Hong Kong dollars denominated monetary items of group entities whose functional currencies are Hong Kong dollars and RMB respectively. The sensitivity analysis of the Company also includes currency risk exposure on inter-company balances.

The sensitivity analysis includes only outstanding foreign currency denominated monetary items as disclosed above and adjusts their translation at the year end for a 5% change in foreign currency rates.

The Group

At the end of the reporting period, if the exchange rate of RMB against Hong Kong dollars had been strengthened/weakened by 5%, which is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management's assessment of the reasonably possible change in foreign exchange rates, the Group's profit would decrease/ increase by approximately HK$110.8 million for the year ended 30 June 2010 (2009: decrease/ increase by HK$93.4 million).

The Company

At the end of the reporting period, if the exchange rate of RMB against Hong Kong dollars had been strengthened/weakened by 5%, which is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management's assessment of the reasonably possible change in foreign exchange rates, the Company's profit would increase/decrease by approximately HK$5,000 for the year ended 30 June 2010 (2009: increase/ decrease by HK$6,000).

In addition, certain jointly controlled entities of the Group had foreign currency bank loan as at 30 June 2010 and 30 June 2009. Foreign currency exposure associated with these foreign currency bank loans is disclosed in note 22.

(ii) Interest rate risk

The Group is exposed to fair value interest rate risk in relation to fixed rate bank deposits and amounts due from jointly controlled entities which are interest free. The Company is exposed to fair value interest rate risk in relation to fixed rate bank deposits and amounts due from subsidiaries which are interest free. It is the Group's policy to keep certain amount of bank deposits at fixed interest rate.

The Group is exposed to cash flow interest rate risk in relation to certain bank deposits which are subject to changes in prevailing floating interest rates. The Company has insignificant cash flow interest rate risk exposure related to bank deposits carried at floating interest rates. The Group's and the Company's cash flow interest rate risk is mainly concentrated on the fluctuation of the prevailing market interest rate.

44. FINANCIAL INSTRUMENTS (continued)

(b) Financial risk management objectives and policies (continued)

Market risks (continued)

(ii) Interest rate risk (continued)

Interest rate risk sensitivity analysis

The sensitivity analysis below has been determined based on the Group's exposure to interest rates in relation to bank deposits carrying prevailing interest rates at the end of the reporting period and on the assumption that the amount outstanding at the end of the reporting period was outstanding for the whole year and held constant throughout the financial year.

The Group

If interest rates on bank deposits carrying prevailing interest rates had been 50 basis points higher/lower, which is the sensitivity rate used when reporting interest rate risk internally to key management personnel and represents management's assessment of the reasonably possible change in interest rates, the profit for the year ended 30 June 2010 would increase/decrease by approximately HK$4.5 million (2009: increase/decrease by HK$0.8 million). The analysis is prepared assuming the amount outstanding at the end of the reporting period was outstanding for the whole year.

(iii) Price risk

The Group is exposed to equity price risk in relation to its available-for-sale investments. The management will closely monitor the equity price risk and will mitigate the risk exposure should the need arise. The Group's equity price risk is mainly concentrated on equity instruments quoted in well-established stock exchanges.

Price risk sensitivity analysis

The sensitivity analysis below has been determined based on the exposure to equity price risk on listed equity investments at the reporting date.

If the prices of the listed available-for-sale investments carried at fair value had been 10% higher/lower, the Group's investment valuation reserve would increase/decrease by HK$2.4 million (2009: increase/decrease by HK$3.0 million).

Credit risk

The Group's and the Company's maximum exposure to credit risk which will cause a financial loss to the Group and the Company due to failure to discharge an obligation by the counterparties is arising from the carrying amount of the respective recognised financial assets stated in the statement of financial positions and the amount of financial guarantees issued by the Group or the Company as disclosed in note 40(b).

The Group's credit risk is primarily attributable to its amounts due from jointly controlled entities, and trade and other receivables. In order to minimise the credit risk, management of the Group has monitoring procedures to ensure that follow-up action is taken to recover overdue debts. In addition, the Group reviews the recoverable amount of each individual debt at the end of each reporting period to ensure that adequate impairment losses are made for irrecoverable amounts. In this regard, the directors of the Company consider that the Group's credit risk is significantly reduced.

Other than the amounts due from jointly controlled entities and dividend receivable from a jointly controlled entity, the Group has no significant concentration of credit risk, with exposure spread over a number of counterparties and customers.

44. FINANCIAL INSTRUMENTS (continued)

(b) Financial risk management objectives and policies (continued)

Credit risk (continued)

The Company's credit risk is primarily attributable to amounts due from subsidiaries. In order to minimise the credit risk, the directors of the Company reviews the recoverable amount of each individual amounts due from subsidiaries at the end of each reporting period to ensure that adequate impairment losses are made for irrecoverable amounts. In this regard, the directors of the Company consider that the Company's credit risk is insignificantly reduced.

The credit risks of the Group and the Company on liquid funds are limited because the counterparties are banks with high credit-ratings assigned by international credit-rating agencies.

Liquidity risk

The Group's total assets less current liabilities and the Group's net current assets at 30 June 2010 amounted to HK$27,161 million (2009: HK$23,209 million) and HK$6,230 million (2009: HK$5,314 million) respectively.

In the management of the liquidity risk, the Group monitors and maintains a level of cash and cash equivalents deemed adequate by management to finance the Group's operations and mitigate the effects of fluctuations in cash flows. The management monitors the utilisation of the available banking facilities and ensures compliance with loan covenants. As at 30 June 2010, the Group has unutilised syndicated loan facilities of HK$15,950 million (2009: HK$15,950 million) and other facilities of HK$1,002 million (2009: HK$1,502 million).

The following tables detail the contractual maturity of the Group and the Company for their financial liabilities. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Group and the Company can be required to pay. The tables include both interest and principal cash flows. The financial guarantee contracts represent the maximum amount of the guarantee allocated to the earliest period in which the guarantee could be called.

Liquidity and interest risk tables

The Group

	Repayable on demand or less than 1 month HK$'000	*1-2 months HK$'000*	*Over 2 months but not more than 1 year HK$'000*	*1-5 years HK$'000*	*Over 5 years HK$'000*	*Total undiscounted cash flows HK$'000*	*Carrying amount at 30.6.2009 HK$'000*
2009							
Non-interest bearing							
Trade and other payables	108,592	9,434	9,889	20,997	-	148,912	148,912
Rental and other deposits	6,639	4,334	32,907	75,043	1,260	120,183	120,183
Amounts due to associates	9,741	-	-	-	-	9,741	9,741
Amount due to a jointly controlled entity	2,243	-	-	-	-	2,243	2,243
Amount due to a minority shareholder of a subsidiary	-	-	-	-	78,969	78,969	61,929
Financial guarantee contracts	2,220	-	-	-	-	2,220	2,220
	129,435	13,768	42,796	96,040	80,229	362,268	345,228

44. FINANCIAL INSTRUMENTS (continued)

(b) Financial risk management objectives and policies (continued)

Liquidity risk (continued)

Liquidity and interest risk tables (continued)

The Group *(continued)*

	Repayable on demand or less than 1 month HK$'000	1-2 months HK$'000	Over 2 months but not more than 1 year HK$'000	1-5 years HK$'000	Over 5 years HK$'000	Total undiscounted cash flows HK$'000	Carrying amount at 30.6.2010 HK$'000
2010							
Non-interest bearing							
Trade and other payables	134,145	7,617	12,510	38,108	-	192,380	192,380
Rental and other deposits	8,011	7,419	41,429	78,165	1,260	136,284	136,284
Amounts due to associates	9,533	-	-	-	-	9,533	9,533
Amount due to a jointly controlled entity	4,700	-	-	-	-	4,700	4,700
Amount due to a minority shareholder of a subsidiary	-	-	-	-	78,969	78,969	63,942
Financial guarantee contracts	369,769	-	-	-	-	369,769	369,769
	526,158	15,036	53,939	116,273	80,229	791,635	776,608

The Company

	Repayable on demand or less than 1 month HK$'000	1-2 months HK$'000	Over 2 months but not more than 1 year HK$'000	1-5 years HK$'000	Over 5 years HK$'000	Total undiscounted cash flows HK$'000	Carrying amount at 30.6.2009 HK$'000
2009							
Non-interest bearing							
Trade and other payables	8,603	-	-	-	-	8,603	8,603
Amounts due to associates	9,741	-	-	-	-	9,741	9,741
Amounts due to subsidiaries	284,678	-	-	-	-	284,678	284,678
	303,022	-	-	-	-	303,022	303,022

	Repayable on demand or less than 1 month HK$'000	1-2 months HK$'000	Over 2 months but not more than 1 year HK$'000	1-5 years HK$'000	Over 5 years HK$'000	Total undiscounted cash flows HK$'000	Carrying amount at 30.6.2010 HK$'000
2010							
Non-interest bearing							
Trade and other payables	6,408	-	-	-	-	6,408	6,408
Amounts due to associates	9,533	-	-	-	-	9,533	9,533
Amounts due to subsidiaries	225,183	-	-	-	-	225,183	225,183
	241,124	-	-	-	-	241,124	241,124

44. FINANCIAL INSTRUMENTS (continued)

(c) Fair value

The fair values of financial assets and financial liabilities are determined as follows:

- The fair value of available-for-sale investments with standard terms and conditions which are traded on active liquid markets is determined with reference to quoted market bid prices.
- The fair value of other financial assets and liabilities is determined in accordance with generally accepted pricing models based on discounted cash flow analysis.

The directors consider that the carrying amounts of the financial assets and financial liabilities recorded at amortised costs in the consolidated financial statements approximate their fair values.

Fair value measurements recognised in the consolidated statement of financial position

At 30 June 2010, the Group had no Level 2 and Level 3 financial instruments, and the only Level 1 financial instrument represents the listed equity securities in available-for-sale investments (note 24), which are measured subsequent to initial recognition at fair value.

45. PRINCIPAL SUBSIDIARIES

The following list contains only the details of the subsidiaries at 30 June 2009 and 30 June 2010 which principally affect the results, assets or liabilities of the Group as the directors are of the opinion that a complete list of all the subsidiaries will be of excessive length. Except as otherwise indicated, all the subsidiaries are private companies incorporated and are operating principally in the place of incorporation and all issued shares are ordinary shares. None of the subsidiaries had any loan capital outstanding during the year or at the end of the year.

		Proportion of nominal value of issued capital held by the Company				
		Directly		*Indirectly*		
Name of company	*Paid up issued capital*	*2009* %	*2010* %	*2009* %	*2010* %	*Principal activities*
Incorporated in Hong Kong:						
Banbury Investments Limited	2 shares of HK$1 each	100	**100**	-	-	Property investment
Bayern Gourmet Food Company Limited	3,000,000 shares of HK$1 each	-	-	90	**90**	Manufacture and sales of food
Chee Shing Company Limited	9,680 shares of HK$100 each	100	**100**	-	-	Provision of management services
Exgratia Company Limited	2 shares of HK$1 each	100	**100**	-	-	Property investment
GardenEast Limited	10,000 shares of HK$100 each	-	-	100	**100**	Property investment
GardenEast Management Limited	300,000 shares of HK$1 each	-	-	100	**100**	Property management
HH Finance Limited	100,000 shares of HK$10 each	100	**100**	-		Loan financing
HHI Finance Limited	1 share of HK$1 each	-	-	70.27	**70.27**	Loan financing

45. PRINCIPAL SUBSIDIARIES (continued)

Name of company	Paid up issued capital	Proportion of nominal value of issued capital held by the Company				Principal activities
		Directly		Indirectly		
		2009 %	2010 %	2009 %	2010 %	
Incorporated in Hong Kong: (continued)						
HITEC Management Limited	300,000 shares of HK$1 each	–	–	100	**100**	Property management
Hopewell Centre Management Limited	209,200 shares of HK$100 each	–	–	100	**100**	Property management
Hopewell China Development (Superhighway) Limited (i)	2 shares of HK$1 each and 4 non-voting deferred shares of HK$1 each	–	–	68.51	**68.51**	Investment in expressway project
Hopewell Construction Company, Limited	200,000 shares of HK$100 each	–	–	100	**100**	Construction, project management and investment holding
Hopewell Food Industries Limited	1,000,000 shares of HK$1 each	–	–	100	**100**	Restaurant operation
Hopewell Guangzhou-Zhuhai Superhighway Development Limited (i)	2 shares of HK$1 each and 2 non-voting deferred shares of HK$1 each	–	–	70.27	**70.27**	Investment in expressway project
Hopewell Hotels Management Limited	3,000,000 shares of HK$1 each	–	–	100	**100**	Hotel management
Hopewell Property Management Company Limited	2 shares of HK$100 each	–	–	100	**100**	Building and carpark management
Hopewell Real Estate Agency Limited	30,000 shares of HK$100 each	–	–	100	**100**	Property agency and investment holding
Hopewell Wind Power (Hong Kong) Limited	1 share of HK$1 each	–	–	100	**100**	Investment in a wind power project
H-Power Investor (HK) Limited	1 share of HK$1 each	–	–	87.5	**87.5**	Investment in a power station project
International Trademart Company Limited	2 shares of HK$1 each and 10,000 non-voting deferred shares of HK$1 each	–	–	100	**100**	Property investment and operation of a trademart
IT Catering and Services Limited	2 shares of HK$1 each	–	–	100	**100**	Restaurant operations and provision of catering services
Kowloon Panda Hotel Limited	2 shares of HK$100 each and 20,000 non-voting deferred shares of HK$100 each	–	–	100	**100**	Property investment, hotel ownership and operations
Panda Place Management Limited	300,000 shares of HK$1 each	–	–	100	**100**	Property management
QRE Plaza Limited	1,000 shares of HK$100 each	–	–	100	**100**	Property investment

45. PRINCIPAL SUBSIDIARIES (continued)

		Proportion of nominal value of issued capital held by the Company				
		Directly		*Indirectly*		
Name of company	*Paid up issued capital*	*2009* %	*2010* %	*2009* %	*2010* %	*Principal activities*
Incorporated in Hong Kong: (continued)						
QRE Plaza Management Limited	300,000 shares of HK$1 each	-	**-**	100	**100**	Property management
Slipform Engineering Limited	1,000,001 shares of HK$1 each	-	**-**	100	**100**	Construction, project consultant and investment holding
Wetherall Investments Limited	2 shares of HK$1 each and 2 non-voting deferred shares of HK$1 each	-	**-**	100	**100**	Property investment and investment holding
Yuba Company Limited	10,000 shares of HK$1 each	-	**-**	100	**100**	Property investment
Established in the PRC:						
廣州市合和(花都)置業發展有限公司	RMB99,200,000 (registered capital)	-	**-**	95	**95**	Property development
廣州市冠暉物業管理有限公司	RMB500,000 (registered capital)	-	**-**	76	**76**	Property management
廣州誠滿物業管理有限公司	RMB350,000,000 (registered capital)	-	**-**	100	**100**	Property management
Incorporated in the British Virgin Islands:						
Anber Investments Limited	1 share of US$1 each	-	**-**	100	**100**	Investment holding
Hopewell (Huadu) Estate Investment Company Limited	1 share of US$1 each	100	**100**	-	**-**	Investment holding
Hopewell Wind Power Limited	1 share of US$1 each	-	**-**	100	**100**	Investment holding
Procelain Properties Ltd. (ii)	1 share of US$1 each	-	**-**	100	**100**	Property investment
Singway (B.V.I.) Company Limited (ii)	1 share of US$1 each	-	**-**	100	**100**	Property investment
Yeeko Investment Limited	1 share of US$1 each	-	**-**	100	**100**	Investment holding
Incorporated in the Cayman Islands:						
Hopewell Highway Infrastructure Limited (iii)	2,961,690,283 shares of HK$0.1 each	-	**-**	70.27	**70.27**	Investment holding

45. PRINCIPAL SUBSIDIARIES (continued)

Notes:

(i) Operating principally in the PRC

(ii) Operating principally in Hong Kong

(iii) Hopewell Highway Infrastructure Limited, a company listed on the Hong Kong Stock Exchange, is operating in Hong Kong and the PRC through its subsidiaries and jointly controlled entities.

The non-voting deferred shares carry practically no rights to dividends nor to receive notice of nor to attend or vote at any general meeting of the relevant companies nor to participate in any distribution on winding up.

Particulars of the subsidiaries, including those subsidiaries not listed above, will be annexed to the next annual return of the Company to be filed with The Registrar of Companies in accordance with the Hong Kong Companies Ordinance.

46. EVENTS AFTER THE END OF REPORTING PERIOD

On 13 July 2010, a subsidiary of the Company issued RMB1,380,000,000 corporate bonds, due in July 2012, to institutional investors. The bonds carry an interest rate of 2.98% per annum, with the interest being payable semi-annually.

47. APPROVAL OF FINANCIAL STATEMENTS

The financial statements on pages 99 to 164 were approved and authorised for issue by the Board of Directors on 31 August 2010.

A. COMPLETED PROPERTIES

1) INVESTMENT PROPERTIES AND HOTEL PROPERTY (UNLESS OTHERWISE SPECIFIED, THESE PROPERTIES ARE HELD UNDER MEDIUM TERM LEASES):

Property	Location	Existing Use	Site area (sq.m.)	Gross floor area (sq.m.)	Group's interest (%)
Hongkong International Trade & Exhibition Centre	1 Trademart Drive, Kowloon Bay, Kowloon	Conference, exhibition, restaurant, office, commercial and carparks	22,280	164,860*#	100
Hopewell Centre (Long-term lease)	183 Queen's Road East, Wanchai, Hong Kong	Commercial, office and carparks	5,207	78,102*#	100
GardenEast	222 Queen's Road East, Wanchai, Hong Kong	Residential and commercial use	1,082	8,972#	100
QRE Plaza	202 Queen's Road East, Wanchai, Hong Kong	Commercial use	464	7,157#	100
Panda Hotel					
– Hotel property	3 Tsuen Wah Street, Tsuen Wan, New Territories	Hotel operation, commercial and carparks	5,750	40,855*	100
– Shopping arcade & carparks				21,337*	100
				62,192*	
Four commercial units, one restaurant and 80 carparking spaces at Wu Chung House	G/F-5/F, 213 Queen's Road East, Hong Kong	Commercial and carparks	N/A	1,642*	100

These figures were restated based on the approved general building plan.
* Excluding carparking spaces.

2) STOCK OF PROPERTIES OR INVESTMENT PROPERTY HELD FOR SALE:

Property	Location	Existing Use	Site area (sq.m.)	Gross floor area[i] (sq.m.)	Group's interest (%)
Hopewell New Town	Huadu district, Guangzhou, China	Residential, commercial, logistics and social facilities	610,200[ii]	16,000	95
Broadwood Twelve	12 Broadwood Road, Happy Valley, Hong Kong	Residential use	2,116	113,900	100

B. PROPERTIES AND STOCK OF PROPERTIES UNDER DEVELOPMENT:

Property/ land	Location	Existing Use	Stage of completion	Expected completion date	Site area (sq.m.)	Gross floor area[iii] (sq.m.)	Group's interest (%)
Hopewell New Town	Huadu district, Guangzhou, China	Residential, commercial, logistics and social facilities	Under planning stage	2020	610,200[ii]&[iv]	949,000[iv]	95
Lee Tung Street Project	Lee Tung Street/ McGregor Street, Wanchai, Hong Kong	Residential, commercial and other facilities	Under planning stage	2015	8,220	77,573	50
Hopewell Centre II	Ship Street, Kennedy Road, Hau Fung Lane, Wanchai, Hong Kong	Hotel complex with recreation, shopping, restaurant and other commercial facilities	Under planning stage	2016	5,835.8[v]	101,600[vi]	100

Notes:

(i) This represents gross floor area of unsold completed units.

(ii) This site area covers all phases of development.

(iii) This represents approximate gross floor area under present planning.

(iv) These site area and gross floor area, being plot ratio gross floor area of the land, are based on land use rights certificates obtained and the latest master layout plan approved by the relevant government authority.

(v) Total development site area of the land required for the property development is about 9,840 sq.m. of which a total of 5,835.8 sq.m. are held by the Group and the remaining will be acquired by the Group mainly by way of land exchange with the government at a premium yet to be finalised.

(vi) The Group announced in November 2008 to reduce the gross floor area from the original plan of 164,091 sq.m. (as per the Town Planning Board Approval obtained in 1994) to about 101,600 sq.m..

GLOSSARY

"Board"	the Board of Directors of the Company
"CG Code"	the Code on Corporate Governance Practices
"Coastal Expressway"	Guangzhou-Shenzhen Coastal Expressway
"Company" or "HHL"	Hopewell Holdings Limited
"DTT"	Deloitte Touche Tohmatsu
"EAG"	the Hong Kong 2009 East Asian Games
"EBIT"	earnings before interest and tax
"F&B"	food and beverage
"GDP"	Gross Domestic Product
"GPCG"	Guangdong Provincial Communication Group Company Limited 廣東省交通集團有限公司
"Group" or "Hopewell Group"	the Company and its subsidiaries
"GS Superhighway JV"	Guangzhou-Shenzhen-Zhuhai Superhighway Company Limited, the joint venture company established for the GS Superhighway
"GS Superhighway"	Guangzhou-Shenzhen Superhighway
"ESW Ring Road"	Guangzhou East-South-West Ring Road
"Heyuan Power Plant"	the ultra super-critical coalfired power plant project located in Heyuan City, Guangdong Province
"HHI"	Hopewell Highway Infrastructure Limited
"HHI Award Scheme"	the share award scheme adopted by HHI on 25 January 2007
"HHI Board"	the board of directors of HHI
"HHI Group"	HHI and its subsidiaries
"HITEC F&B"	the food and beverage operations of IT Catering & Services Limited
"HITEC"	Hongkong International Trade and Exhibition Centre
"HHL Award Scheme"	the share award scheme adopted by HHL on 25 January 2007
"HK$" or "HKD"	Hong Kong Dollars
"Hong Kong"	the Hong Kong Special Administrative Region of PRC
"Hong Kong Government"	the government of Hong Kong
"Hopewell Food"	Hopewell Food Industries Limited
"HZM Bridge"	the Hong Kong-Zhuhai-Macau Bridge
"JCE/JCEs"	jointly controlled entity/entities
"Lady WU"	Lady WU Ivy Sau Ping KWOK
"Leide Company"	Guangzhou Lie De Economic Company Limited
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Macau"	the Macau Special Administrative Region of PRC
"MICE"	meeting, incentives, convention and exhibition
"Model Code"	the Model Code for Securities Transactions by Directors of Listed Issuers
"MPF Schemes"	the mandatory provident fund schemes set up by the Group
"Nan Yue"	Guangdong Nan Yue Logistics Company Limited
"Phase I West"	Phase I of Western Delta Route
"Phase II West"	Phase II of Western Delta Route
"Phase III West"	Phase III of Western Delta Route
"PRC"	the People's Republic of China
"PRD"	the Pearl River Delta Region
"RMB"	Renminbi
"SFO"	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Sir Gordon WU"	Sir Gordon Ying Sheung WU
"sq.m."	square metre
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"URA"	The Urban Redevelopment Authority
"U.S." or "USA" or "United States"	the United States of America
"US$" or "USD"	US Dollars
"West Route PRC Partner"	Guangdong Provincial Highway Construction Company Limited 廣東省公路建設有限公司
"West Route JV"	Guangdong Guangzhou-Zhuhai West Superhighway Company Limited, the joint venture company established for the Western Delta Route
"Western Delta Route"	the route for a network of toll expressways comprising Phase I West, Phase II West and Phase III West
"yoy"	year-on-year

FINANCIAL CALENDAR

Interim results announcement	4 February 2010
Closure of Register	24 February 2010
Interim dividend paid ***(HK45 cents per ordinary share)***	2 March 2010
Final results announcement	31 August 2010
Closure of Register	13 October 2010 to 20 October 2010 (both days inclusive)
Annual General Meeting	20 October 2010
Proposed final dividend payable ***(HK54 cents per ordinary share)***	21 October 2010



HOPEWELL HOLDINGS LIMITED

64th Floor, Hopewell Centre
183 Queen's Road East
Hong Kong
Tel : (852) 2528 4975
Fax : (852) 2861 2068
Website : www.hopewellholdings.com